

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
PE
6-3-08


08052316



Received SEC
JUN 03 2008
Washington, DC 20549

June 3, 2008

Jennifer M. Daniels
Vice President, General Counsel
and Corporate Secretary
Barnes & Noble, Inc.
122 Fifth Avenue
New York, NY 10011

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 6/3/2008

Re: Barnes & Noble, Inc.
Incoming letter dated May 30, 2008

Dear Ms. Daniels:

This is in response to your letter dated May 30, 2008 concerning the shareholder proposal submitted to Barnes & Noble by Beth R. Miller. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Beth R. Miller
435 Round Lake Park Road
Monroe, New York 10950

BARNES&NOBLE
BOOKSELLERS

Jennifer M. Daniels
Vice President, General Counsel
and Corporate Secretary

May 30, 2008

SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
OFFICE OF CHIEF COUNSEL
100 F STREET, N.E.
WASHINGTON, D.C. 20549

Subject: 2008 Barnes & Noble Proxy Statement; Annual Meeting of Stockholders; Stockholder Proposal From Ms. Beth R. Miller

RULE 14a-8(e)(2) - Untimely Submission

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this letter, together with a stockholder proposal (the "Proposal") from Beth R. Miller of Monroe, New York (the "Proponent")(See Exhibit A).

Barnes & Noble believes that the Proposal may properly be omitted from the proxy materials for its annual meeting of stockholders scheduled to be held on June 3, 2008 (the "2008 Annual Meeting") and from the 2008 Annual Meeting for the reasons set forth below. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

I. THE PROPOSAL MAY BE OMITTED UNDER RULE 14a-8(e) BECAUSE OF ITS UNTIMELY SUBMISSION.

With respect to a proposal submitted for a regularly scheduled annual meeting, Rule 14a-8(e)(2) provides that it must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. The Company's proxy statement for its 2007 annual meeting was dated and released on April 23, 2007 (See Exhibit B). Pursuant to Rule 14a-8(e)(1), the Company's proxy statement for its 2007 annual meeting informed stockholders that proposals for the 2008 Annual Meeting had to be received by December 25, 2007 to be considered for inclusion in the Company's 2008 proxy statement (See Exhibit B, p.34).

The Proposal was posted by the Proponent in Westchester, New York on May 10, 2008, which was well after the December 25, 2007 deadline and after the filing of the proxy materials for the Company's 2008 Annual Meeting, which occurred on or about April 24, 2008 (See Exhibit C). The Proposal was also postmarked after the deadline for a stockholder to propose business for consideration at the Company's 2008 Annual Meeting. (See Exhibit B, pp.34-35). As such, it is

122 Fifth Avenue, New York, NY 10011 *tel:* 212 352-3888 *fax:* 212 463-5683

untimely. The Proposal may therefore be excluded from the Company's proxy materials for its 2008 Annual Meeting and from consideration at the Company's 2008 Annual Meeting.

II. THE COMPANY REQUESTS A WAIVER OF THE 80 DAY RULE UNDER RULE 14a-8(j)(1) BECAUSE THE PROPOSAL WAS RECEIVED LESS THAN 80 DAYS BEFORE THE ANTICIPATED FILING DATE OF OUR 2008 PROXY MATERIALS.

The Company filed its 2008 proxy materials on or about April 24, 2008. In accordance with Rule 14a-8(j)(1), since the Proponent sent this Proposal to the Company after it filed its 2008 proxy materials, the Company submits that good cause exists for our filing of this request less than 80 days prior to the filing of our proxy materials. We therefore respectfully request a waiver of the 80 day rule under Rule 14a-8(j)(1).

We are sending the Proponent a copy of this submission to advise her of our intent to exclude the Proposal from our 2008 proxy materials and 2008 Annual Meeting. The Proponent is respectfully requested to copy the undersigned on any response that she may choose to make to the staff.

Thank you very much for your attention and interest in this matter.

Very truly yours,



Jennifer M. Daniels
Vice President, General Counsel and Corporate Secretary
Barnes & Noble, Inc.

cc: Ms. Beth Miller

Exhibit A

435 Round Lake Park Road
Monroe, New York 10950
May 9, 2008

Dear Secretary,

I am writing to submit the attached shareholder proposal for inclusion in the fund's next proxy statement and for presentation at the next shareholder meeting. I am a long-time holder of this fund, and it is my strong desire that this fund not have any investment in those companies that are directly, or indirectly, helping to fund the genocidal activities and policies in the Darfur region of Sudan.

I am submitting this shareholder proposal in conjunction with a campaign initiated by Investors Against Genocide. If another shareholder has already submitted the same proposal, please consider this a joint submission in support of this proposal.

I very much appreciate your time and consideration in this matter of critical importance.

Sincerely,

Beth R. Miller

GENOCIDE-FREE INVESTING SHAREHOLDER PROPOSAL

WHEREAS:

Portfolio managers make investment decisions based on financial and legal considerations and, at times, appear to be ignoring other issues. Even in the face of the most egregious violations of human rights, such as genocide, no policy has been released to prevent investments that help fund or support such human rights violations.

We believe that in the face of the most extreme human rights crises, investors share responsibility to act, individually and collectively, in addition to the role and responsibility of governments.

We believe that investors do not want their pensions and family savings connected to genocide. In KRC Research's 2007 study, 71% of respondents said companies should take extreme cases of human rights abuses, such as genocide, into account rather than base investment decisions solely on economic criteria. And, over 150,000 people have raised objections to their financial firms about such problematic investments. Reasonable people may disagree about what constitutes socially responsible investing, but few people want their savings to be complicit in genocide.

We believe that publicity resulting from the many national press reports and widespread consumer protest can damage the company's reputation, hurt employee morale, increase its cost to acquire customers, and reduce the shareholder base for distributing expenses, all of which can negatively impact the shareholders.

We see no compelling reason to invest in companies that fund genocide, especially in the presence of ample competitive alternatives and investment choice flexibility. In Gary Brinson's classic study, it has been shown that investment returns are much more affected by asset allocation than individual security selections, so that avoiding a small number of problematic companies need not result in any significant effect on performance.

Investor pressure has proven effective in influencing foreign investments. The campaign against Talisman Energy helped bring about the 2005 January Comprehensive Peace Agreement between Khartoum and South Sudan.

RESOVED:

Shareholders request that the Board institute procedures to prevent holding investments that in the Board's judgment substantially contribute to genocide or crimes against humanity, the most egregious violation of human rights. Also, this proposal requests corrective action to address existing investments in problem companies. If the fund is unsuccessful in influencing the problem company's management, then the security should be sold.

Exhibit B

DEF 14A 1 ddef14a.htm DEFINITIVE PROXY STATEMENT

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.)

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement

☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

☒ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material Pursuant to (S)240.14a-12

Barnes & Noble, Inc.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

1) Title of each class of securities to which transaction applies:

2) Aggregate number of securities to which transaction applies:

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

4) Proposed maximum aggregate value of transaction:

5) Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1) Amount Previously Paid:

2) Form, Schedule or Registration Statement No.:

3) Filing Party:

4) Date Filed:

BARNES&NOBLE

BOOKSELLERS
122 Fifth Avenue
New York, New York 10011

April 23, 2007

Dear Stockholder:

You are cordially invited to attend the 2007 annual meeting of stockholders of Barnes & Noble, Inc. The meeting will be held at 9:00 a.m., Eastern Time, on Wednesday, May 30, 2007 at Barnes & Noble Booksellers, Union Square Store, 33 East 17th Street, New York, New York.

Information about the meeting and the various matters on which the stockholders will act is included in the Notice of Annual Meeting of Stockholders and Proxy Statement which follow. Also included is a Proxy Card and postage paid return envelope.

Whether or not you plan to attend the meeting, we hope you will have your shares represented at the meeting by completing, signing and returning your Proxy Card in the enclosed postage paid return envelope promptly.

Sincerely,



BRADLEY A. FEUER
Interim Corporate Secretary

BARNES&NOBLE

BOOKSELLERS

122 Fifth Avenue
New York, New York 10011

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 30, 2007

The annual meeting of stockholders of Barnes & Noble, Inc. (the "Company") will be held at Barnes & Noble Booksellers, Union Square Store, 33 East 17th Street, New York, New York, at 9:00 a.m., Eastern Time, on Wednesday, May 30, 2007 for the following purposes:

1. To elect four Directors to serve until the 2010 annual meeting of stockholders and until their respective successors are duly elected and qualified;

2. To ratify the appointment of BDO Seidman, LLP as independent certified public accountants for the Company's fiscal year ending February 2, 2008; and

3. To transact such other business as may be properly brought before the meeting and any adjournment or postponement thereof.

Only holders of record of Common Stock as of the close of business on April 9, 2007 are entitled to notice of and to vote at the meeting and at any adjournment or postponement thereof.

BRADLEY A. FEUER
Interim Corporate Secretary



New York, New York
April 23, 2007

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY CARD.

BARNES & NOBLE, INC.
122 Fifth Avenue
New York, New York 10011

PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 30, 2007

INTRODUCTION

This Proxy Statement and enclosed Proxy Card are being furnished commencing on or about April 23, 2007 in connection with the solicitation by the Board of Directors of Barnes & Noble, Inc., a Delaware corporation (the "Company"), of proxies for use at the annual meeting of stockholders to be held on May 30, 2007 (the "Meeting") for the purposes set forth in the accompanying Notice of Annual Meeting of Stockholders. Any proxy given pursuant to such solicitation and received in time for the Meeting will be voted as specified in such proxy. If no instructions are given, proxies will be voted **FOR** the election of the nominees listed below under the caption "Election of Directors—Information Concerning the Directors and Nominees—Nominees for Election as Director," **FOR** the ratification of the appointment of BDO Seidman, LLP as independent certified public accountants for the Company's fiscal year ending February 2, 2008 (collectively, the "Proposals"), and in the discretion of the proxies named on the Proxy Card with respect to any other matters properly brought before the Meeting and any adjournments thereof. Any proxy may be revoked by written notice received by the Corporate Secretary of the Company at any time prior to the voting thereof by submitting a subsequent proxy or by attending the Meeting and voting in person.

Only holders of record of the Company's voting securities as of the close of business on April 9, 2007 are entitled to notice of and to vote at the Meeting. As of the record date, 65,975,201 shares of Common Stock, par value $.001 per share ("Common Stock"), were outstanding. Each share of Common Stock entitles the record holder thereof to one vote on each of the Proposals and on all other matters properly brought before the Meeting. The presence of a majority of the combined outstanding shares of Common Stock represented in person or by proxy at the Meeting will constitute a quorum.

Vote Required

The four nominees for Director receiving the highest vote totals will be elected as Directors of the Company to serve until the 2010 annual meeting of stockholders. The proposal to ratify the appointment of the Company's independent registered public accountants will require the affirmative vote of a majority of the votes cast on the proposal in person or by proxy at the Meeting.

Abstentions and Broker Non-Votes

With respect to the proposal to elect the four nominees for Director and the proposal to ratify the appointment of the Company's independent registered public accountants, abstentions and "broker non-votes" will not be included in vote totals and will have no effect on the outcome of these proposals. A "broker non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power on that matter and has not received instructions from the beneficial owner.

Abstentions and "broker non-votes" are included in determining whether a quorum is present.

It should be noted that all of the Directors and executive officers of the Company, together with principal stockholders of the Company with which they are affiliated, own or control the voting power of approximately 22.3% of the Common Stock outstanding as of March 31, 2007, and have advised the Company that they intend to vote **FOR** all of the Proposals.

A Proxy Card is enclosed for your use. YOU ARE SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS TO COMPLETE, SIGN, DATE AND RETURN THE PROXY CARD IN THE ACCOMPANYING ENVELOPE, which is postage paid if mailed in the United States.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THE DELIVERY OF THIS PROXY STATEMENT SHALL, UNDER NO CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THIS PROXY STATEMENT.

ELECTION OF DIRECTORS

PROPOSAL 1

Information Concerning the Directors and Nominees

The Board of Directors currently consists of 11 Directors. The Directors currently are divided into three classes, consisting of four members whose terms expire at the Meeting, four members whose terms expire at the 2008 annual meeting of stockholders and three members whose terms expire at the 2009 annual meeting of stockholders.

Background information with respect to the Board of Directors and nominees for election as Directors, all of whom are incumbent Directors, appears below. See "Security Ownership of Certain Beneficial Owners and Management" for information regarding such persons' holdings of equity securities of the Company.

Name	Age	Director Since	Position
Leonard Riggio	66	1986	Founder and Chairman of the Board
Stephen Riggio	52	1997	Vice Chairman and Chief Executive Officer
Matthew A. Berdon	87	1992	Director
Michael J. Del Giudice	64	1999	Director
William Dillard, II	62	1993	Director
Patricia L. Higgins	57	2006	Director
Irene R. Miller	54	1995	Director
Margaret T. Monaco	59	1995	Director
William F. Reilly	68	2006	Director
William Sheluck, Jr.	66	1993	Director
Lawrence S. Zilavy	56	2006	Director

At the Meeting, four Directors will be elected, each to hold office for a term of three years and until his or her successor is elected and qualified. Leonard Riggio, Michael J. Del Giudice, William Sheluck, Jr. and Lawrence S. Zilavy are nominees for election as Directors at the Meeting, each to hold office for a term of three years until the annual meeting of stockholders to be held in 2010. The terms of Stephen Riggio, Matthew A. Berdon, Margaret T. Monaco and William F. Reilly expire in 2008, and the terms of William Dillard II, Patricia L. Higgins and Irene R. Miller expire in 2009. Each of the nominees has consented to serve, if elected. However, if any nominee is unable to stand for election, proxies may be voted for a substitute designated by the Board of Directors.

Nominees for Election as Director

The following individuals are nominees for Director at the Meeting:

Leonard Riggio is the founder of the Company and has been Chairman of the Board and a principal stockholder of the Company since its inception in 1986 and was Chief Executive Officer of the Company from its inception through February 2002. Since 1965, he has been Chairman of the Board, Chief Executive Officer and the principal stockholder of Barnes & Noble College Booksellers, Inc. ("B&N College"), one of the nation's largest operators of college bookstores. Since 1985, Mr. Riggio has been Chairman of the Board and a principal beneficial owner of MBS Textbook Exchange, Inc. ("MBS"), one of the nation's largest wholesalers of college textbooks. He is also a director of GameStop Corp. ("GameStop"), a national video game retailer. Mr. Riggio is Stephen Riggio's brother.

Michael J. Del Giudice has been a Director of the Company since 1999. Mr. Del Giudice is a co-founder and Senior Managing Director at Millennium Credit Markets LLC, an investment banking firm. He is Chairman of Rockland Capital Energy Investments LLC, Lead Director of the Board of Directors of Con Edison Inc., a member of the Board of Fusion Telecommunications Intl., Vice Chairman of the Board of Trustees of the New York Racing Association, and a member of the Board of Advisors of Corinthian Capital Group, LLC, a private equity firm. He also serves as Chairman of the Governor's Committee on Scholastic Achievement, an educational non-profit group.

William Sheluck, Jr. has been a Director of the Company since November 1993. Mr. Sheluck formerly was the President, Chief Executive Officer and a director of Nationar, a New York State-chartered commercial bank providing services to financial institutions and corporations, from 1983 until his retirement in April 1993. Mr. Sheluck is a Chartered Financial Analyst.

Lawrence S. Zilavy has been a Director of the Company since June 2006. Mr. Zilavy is a Senior Vice President of B&N College, which he joined in May 2006. Mr. Zilavy was Executive Vice President, Corporate Finance and Strategic Planning of the Company from May 2003 to November 2004 and Chief Financial Officer of the Company from June 2002 to April 2003. Prior to that, he was Executive Vice President of IBJ Whitehall Bank and Trust Company, where he worked since 1992. Mr. Zilavy is also a director of GameStop, The Hain Celestial Group, Inc. and the nonprofit Community Resource Exchange, as well as a trustee of St. Francis College in New York City.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR THE ELECTION OF EACH NOMINEE FOR DIRECTOR NAMED ABOVE. PROXIES SOLICITED BY THIS PROXY STATEMENT WILL BE VOTED FOR EACH NOMINEE NAMED ABOVE UNLESS A VOTE AGAINST A NOMINEE OR AN ABSTENTION IS SPECIFICALLY INDICATED.

Other Directors whose Terms of Office Continue after the Meeting

Stephen Riggio has been a Director of the Company since September 1993, was appointed Vice Chairman of the Company in December 1997, and was named Chief Executive Officer of the Company in February 2002. Mr. Riggio was Chief Operating Officer of the Company from February 1995 until December 1997. Mr. Riggio is Leonard Riggio's brother.

Matthew A. Berdon has been a Director of the Company since June 1992. Since January 2003, Mr. Berdon has been the Senior Partner of the financial consulting firm F. B. & Co., LLP. From January 1998 through December 2002, Mr. Berdon was the Chairman of the New York Division of the accounting firm of Urbach, Kahn & Werlin. Prior to that, he was a partner in the certified public accounting firm of Ferro Berdon & Company.

William Dillard, II has been a Director of the Company since November 1993. Mr. Dillard has been the Chief Executive Officer of Dillard's, Inc. ("Dillard's") since May 1998 and he has been a director of Dillard's since 1968. He was appointed Chairman of Dillard's in May 2002. Mr. Dillard is also a member of JPMorganChase & Co. National Advisory Board, JPMorganChase & Co. Dallas Region Advisory Board and a director of Acxiom Corp.

Patricia L. Higgins has been a Director of the Company since June 2006. Ms. Higgins was President, Chief Executive Officer and a director of Switch and Data Facilities Company, Inc., a leading provider of neutral interconnection and collocation services, from September 2000 to February 2004. Prior to that, she was Chairman and Chief Executive Officer of The Research Board from May 1999 to August 2000 and Vice President and Chief Information Officer of Alcoa Inc. from January 1997 to April 1999. Ms. Higgins is also a director of Delta Airlines, Visteon and Internap. Ms. Higgins was a director of Barnes & Noble.com from 1999 to 2004.

Irene R. Miller has been a Director of the Company since May 1995. Ms. Miller has been the Chief Executive Officer of Akim, Inc., an investment management and consulting firm since July 1997. From September 1995 to June 1997, she was Vice Chairman of the Company as well as Chief Financial Officer of the Company, a position she held since September 1993. Ms. Miller is also a director of Coach, Inc., Inditex, S.A. and TD Bank Financial Group.

Margaret T. Monaco has been a Director of the Company since May 1995. Ms. Monaco resumed her position as Principal of Probus Advisors, a financial and management consulting firm, in October 2003. Ms. Monaco was the Chief Operating Officer of Merrill Lynch Ventures, LLC and KECALP, Inc., wholly owned subsidiaries of Merrill Lynch & Co., Inc., from November 1999 to October 2003. She had been the Chief Administrative Officer of those entities from April 1998 to November 1999. Ms. Monaco had been the Principal of Probus Advisors from July 1993 to April 1998. Ms. Monaco is also a director of Stage Stores, Inc. and the W. P. Stewart Growth Fund.

William F. Reilly has been a Director of the Company since January 2006. Mr. Reilly has been Chairman and Chief Executive Officer of Summit Business Media, LLC, a special interest publisher, since he founded it in November 2006. Prior to that, he was Chairman and Chief Executive Officer of F&W Publications from 2002 until he sold the company in August 2005. He served as founder, Chairman, and Chief Executive Officer of Primedia Inc., a specialty media company, from February 1990 until 1999. He also served as a member of the Board of Directors of Barnes & Noble.com from 1999 until 2004. Mr. Reilly is a member of the Board of Directors of FMC Corporation and WNET, Channel 13. He serves on the Board of Trustees of the University of Notre Dame and Harvard Business School Publications.

Meetings and Committees of the Board

The Board of Directors met six times during the fiscal year ended February 3, 2007 ("fiscal 2006"). All Directors attended at least 75% of all of the meetings of the Board of Directors and the committees thereof on which they served during fiscal 2006. Based on information supplied to it by the Directors, the Board of Directors has affirmatively determined that each of Matthew A. Berdon, Michael J. Del Giudice, William Dillard, II, Patricia L. Higgins, Irene R. Miller, Margaret T. Monaco, William F. Reilly and William Sheluck, Jr. are "independent" under the listing standards of the New York Stock Exchange, and have made such determination based on the fact that none of such persons have had, or currently have, any relationship with the Company or its affiliates or any executive officer of the Company or his or her affiliates, that would currently impair their independence, including, without limitation, any commercial, industrial, banking, consulting, legal, accounting, charitable or familial relationship.

See the Company's website at www.barnesandnobleinc.com for a description of the Company's strategic planning process and the Board of Directors' involvement in that process.

Special Committee. In July 2006 the Board of Directors established a special committee to review the Company's stock option practices which consists of Patricia Higgins (the "Special Committee"). The Special Committee completed its review of the Company's stock option practices and reported its findings and recommendations to the Board of Directors on April 2, 2007. Regarding corporate governance, the Special Committee recommended changes to the composition of certain committees of the Board of Directors as follows:

- the Compensation Committee should be reconstituted with independent directors who were not members of this committee during the period of the option grant practices at issue;
- the Audit Committee should add independent directors; and
- the Nominating and Corporate Governance Committee should be reconstituted to include the Chairs of the Compensation and Audit Committees as members of this Committee and be renamed the Corporate Governance and Nominating Committee.

The Company agreed with the foregoing recommendations and is in the process of implementing these changes as described below.

For further information regarding the Special Committee's findings and recommendations please see the Company's Current Report on Form 8-K, Quarterly Report on Form 10-Q and Annual Report on Form 10-K, all of which were filed on April 4, 2007.

The Board of Directors has three standing committees: the Audit Committee, the Compensation Committee and the Corporate Governance & Nominating Committee.

Audit Committee. The Audit Committee has the principal function of, among other things, reviewing the adequacy of the Company's internal system of accounting controls, the appointment, compensation, retention and oversight of the independent certified public accountants, conferring with the independent certified public accountants concerning the scope of their examination of the books and records of the Company, reviewing and approving related party transactions and considering other appropriate matters regarding the financial affairs of the Company. In addition, the Audit Committee has established procedures for the receipt, retention and treatment of confidential and anonymous complaints regarding the Company's accounting, internal accounting controls and auditing matters. The Board of Directors has adopted a written charter setting out the functions of the Audit Committee, a copy of which is available on the Company's website at www.barnesandnobleinc.com and is available in print to any stockholder who requests it, in writing to the Company's Corporate Secretary, Barnes & Noble, Inc., 122 Fifth Avenue, New York, New York 10011. Until May 1, 2007, the members of the Audit Committee are Messrs. Sheluck (Chairman), Berdon and Del Giudice. Effective May 1, 2007, the members of the Audit Committee will be Ms. Higgins (Chairwoman), Mr. Del Giudice, Ms. Monaco and Mr. Sheluck. In addition to meeting the independence standards of the New York Stock Exchange, each member of the Audit Committee is financially literate and meets the independence standards established by the Securities and Exchange Commission (the "SEC"). The Board of Directors has also determined that each member of the Audit Committee has the requisite attributes of an "audit committee financial expert" as defined by regulations promulgated by the SEC and that such attributes were acquired through relevant education and/or experience. The Audit Committee met nine times during fiscal 2006.

Compensation Committee. The principal function of the Compensation Committee is to, among other things, review and approve the compensation and employment arrangements for the Company's executive officers. The Compensation Committee is also responsible for administering the Company's 2004 Incentive Plan and 1996 Incentive Plan, each as amended, as well as the Company's 2004 Executive Performance Plan. Until May 1, 2007, the members of the Compensation Committee are Mr. Berdon (Chairman), Ms. Monaco and Mr. Sheluck. Effective May 1, 2007, the members of the Compensation Committee will be Messrs. Del Giudice (Chairman),

Dillard and Reilly. All members of the Compensation Committee meet the independence standards of the New York Stock Exchange. The Board of Directors has adopted a written charter setting out the functions of the Compensation Committee, which is available on the Company's website at www.barnesandnobleinc.com and is available in print to any stockholder who requests it, in writing to the Company's Corporate Secretary, Barnes & Noble, Inc., 122 Fifth Avenue, New York, New York 10011. The Compensation Committee met five times during fiscal 2006.

Corporate Governance & Nominating Committee. The function of the Corporate Governance & Nominating Committee is to, among other things, seek qualified individuals to serve as Directors of the Company. The Corporate Governance & Nominating Committee was previously named the Nominating & Corporate Governance Committee. Following the recommendations of the Special Committee, the Nominating & Corporate Governance Committee has been renamed as the Corporate Governance & Nominating Committee and will have primary responsibility for overseeing the corporate governance of the Company. Until May 1, 2007, the members of the Corporate Governance & Nominating Committee are Messrs. Dillard and Sheluck. Effective May 1, 2007, the members of the Corporate Governance & Nominating Committee will be Messrs. Dillard (Co-Chairman), Sheluck (Co-Chairman), Del Giudice and Ms. Higgins, all of whom meet the independence standards of the New York Stock Exchange. The Board of Directors has adopted a written charter setting out the functions of the Corporate Governance & Nominating Committee, which is available on the Company's website at www.barnesandnobleinc.com and is available in print to any stockholder who requests it, in writing to the Company's Corporate Secretary, Barnes & Noble, Inc., 122 Fifth Avenue, New York, New York 10011. The Corporate Governance & Nominating Committee met twice during fiscal 2006.

Minimum Qualifications

The Company does not set specific criteria for Directors except to the extent required to meet applicable legal, regulatory and stock exchange requirements, including, but not limited to, the independence requirements of the New York Stock Exchange and the SEC, as applicable. Nominees for Director will be selected on the basis of outstanding achievement in their personal careers; board experience; wisdom; integrity; ability to make independent, analytical inquiries; understanding of the business environment; and willingness to devote adequate time to Board duties. While the selection of qualified Directors is a complex and subjective process that requires consideration of many intangible factors, the Corporate Governance & Nominating Committee believes that each Director should have a basic understanding of (i) the principal operational and financial objectives and plans and strategies of the Company, (ii) the results of operations and financial condition of the Company and of any significant subsidiaries or business segments, and (iii) the relative standing of the Company and its business segments in relation to its competitors.

Nominating Process

Although the process for identifying and evaluating candidates to fill vacancies and/or expand the Board will inevitably require a practical approach in light of the particular circumstances at such time, the Board of Directors has adopted the following process to guide the Corporate Governance & Nominating Committee in this respect. The Corporate Governance & Nominating Committee is willing to consider candidates submitted by a variety of sources (including incumbent Directors, stockholders (as described below), Company management and third-party search firms) when reviewing candidates to fill vacancies and/or expand the Board. If a vacancy arises or the Board decides to expand its membership, the Corporate Governance & Nominating Committee asks each Director to submit a list of potential candidates for consideration. The Corporate Governance & Nominating Committee then evaluates each potential candidate's educational background, employment history, outside commitments and other relevant factors to determine whether he or she is potentially qualified to serve on the Board. At that time, the Corporate Governance & Nominating Committee also will consider potential nominees submitted by stockholders in accordance with the procedures described below, or by the Company's management, and if the Corporate Governance & Nominating Committee deems it necessary, retain an independent third-party search firm to provide potential candidates. The Corporate Governance & Nominating Committee seeks to identify and recruit the best available candidates, and it intends to evaluate qualified stockholder nominees on the same basis as those submitted by Board members, Company management, third-party search firms or other sources.

After completing this process, the Corporate Governance & Nominating Committee will determine whether one or more candidates are sufficiently qualified to warrant further investigation. If the process yields one or more desirable candidates, the Corporate Governance & Nominating Committee will rank them by order of preference, depending on their respective qualifications and the Company's needs. The Corporate Governance & Nominating Committee Chair will then contact the preferred candidate(s) to evaluate their potential interest and to set up interviews with the full Corporate Governance & Nominating Committee. All such interviews are held in person, and include only the candidate and the Corporate Governance & Nominating Committee members. Based upon interview results and appropriate background checks, the Corporate Governance & Nominating Committee then decides whether it will recommend the candidate's nomination to the full Board.

When nominating a sitting Director for re-election at an annual meeting, the Corporate Governance & Nominating Committee will consider the Director's performance on the Board and the Director's qualifications in respect of the criteria referred to above.

Consideration of Stockholder-Nominated Directors

The Corporate Governance & Nominating Committee also will consider potential nominees submitted by stockholders if a vacancy arises or if the Board decides to expand its membership, and at such other times as the Corporate Governance & Nominating Committee deems necessary or appropriate. Any stockholder wishing to submit a candidate for consideration should send the following information to the Company's Corporate Secretary, Barnes & Noble, Inc., 122 Fifth Avenue, New York, New York 10011: (i) stockholder's name, number of shares owned, length of period held, and proof of ownership; (ii) name, age and address of candidate; (iii) a detailed resume describing, among other things, the candidate's educational background, occupation, employment history for at least the previous five years, and material outside commitments (*e.g.*, memberships on other boards and committees, charitable foundations, etc.); (iv) a supporting statement which describes the candidate's reasons for seeking election to the Board; (v) a description of any arrangements or understandings between the candidate and the Company; and (vi) a signed statement from the candidate, confirming his or her willingness to serve on the Board. In accordance with the Company's Bylaws, in order for the Company to consider a candidate submitted by a stockholder, the Company must receive the foregoing information not less than 30 days, nor more than 60 days, prior to a meeting of the Company's stockholders for the election of Directors; provided, that if less than 40 days' notice of such meeting is given to stockholders, the Company must receive the foregoing information no later than the 10th day following the day on which notice of the date of such meeting was mailed or publicly disclosed. The Company's Corporate Secretary will promptly forward such materials to the Corporate Governance & Nominating Committee. The Company's Corporate Secretary also will maintain copies of such materials for future reference by the Corporate Governance & Nominating Committee when filling Board positions.

Corporate Governance

Corporate Governance Guidelines and Code of Business Conduct and Ethics

The Board of Directors has adopted Corporate Governance Guidelines. The Board of Directors has also adopted a Code of Business Conduct and Ethics applicable to the Company's employees, Directors, agents and representatives, including consultants. The Corporate Governance Guidelines and the Code of Business Conduct and Ethics are available on the Company's website at www.barnesandnobleinc.com. A copy of the Corporate Governance Guidelines and a copy of the Code of Business Conduct and Ethics are available in print to any stockholder who requests them, in writing to the Company's Corporate Secretary, Barnes & Noble, Inc., 122 Fifth Avenue, New York, New York 10011.

Code of Ethics for Senior Financial Officers

The Board of Directors has adopted a Code of Ethics applicable to the Company's Chairman of the Board, Chief Executive Officer, Chief Financial Officer, and Controller, which is available on the Company's website at www.barnesandnobleinc.com. A copy of the Code of Ethics for Senior Financial Officers is available in print to any stockholder who requests it, in writing to the Company's Corporate Secretary, Barnes & Noble, Inc., 122 Fifth Avenue, New York, New York 10011.

Non-Management Directors

In accordance with the Corporate Governance Guidelines, the independent non-management Directors of the Company hold regularly scheduled executive sessions without management present at least once annually. The Board of Directors has ratified Mr. Sheluck as the presiding Director at these executive sessions.

Communications Between Stockholders and the Board

Stockholders and other interested persons seeking to communicate with the Board should submit any communications in writing to the Company's Corporate Secretary, Barnes & Noble, Inc., 122 Fifth Avenue, New York, New York 10011. Any such communication must state the number of shares beneficially owned by the stockholder making the communication. The Company's Corporate Secretary will forward such communication to the full Board or to any individual Director or Directors (including the presiding Director of the executive sessions of the non-management Directors or the non-management Directors as a group) to whom the communication is directed.

Attendance at Annual Meetings

All Board members are expected to attend in person the Company's annual meetings of stockholders and be available to address questions or concerns raised by stockholders. All Directors attended the 2006 annual meeting of stockholders, except William Dillard, II.

Executive Officers

The Company's executive officers, as well as additional information with respect to such persons, is set forth in the table below:

Name	Age	Position
Leonard Riggio	66	Founder and Chairman of the Board
Stephen Riggio	52	Vice Chairman and Chief Executive Officer
Mitchell S. Klipper	49	Chief Operating Officer
Marie J. Toulantis	53	Chief Executive Officer of Barnes & Noble.com
J. Alan Kahn	60	President of the Barnes & Noble Publishing Group
Joseph J. Lombardi	45	Chief Financial Officer
William F. Duffy	51	Executive Vice President of Distribution and Logistics
Mary Ellen Keating	50	Senior Vice President of Corporate Communications and Public Affairs
David S. Deason	48	Vice President of Barnes & Noble Development
Christopher Grady-Troia	55	Vice President and Chief Information Officer
Mark Bottini	46	Vice President and Director of Stores
Michelle Smith	54	Vice President of Human Resources

Information with respect to executive officers of the Company who also are Directors is set forth in "Information Concerning the Directors and Nominees" above.

Mitchell S. Klipper has been the Chief Operating Officer of the Company since February 2002. Prior to that, he was the President of Barnes & Noble Development, the group responsible for selecting, designing and constructing new store locations, and an Executive Vice President of the Company from December 1995 to February 2002.

Marie J. Toulantis has been Chief Executive Officer of Barnes & Noble.com since February 2002. Ms. Toulantis was President and Chief Operating Officer of Barnes & Noble.com from May 2001 through February 2002. Prior to that, Ms. Toulantis was Chief Financial Officer of Barnes & Noble.com from May 1999 through May 2001. From March 1999 through May 1999, Ms. Toulantis was Chief Financial Officer of the Company, and from July 1997 through May 1999 Ms. Toulantis was Executive Vice President, Finance of the Company. Ms. Toulantis is a director of The Hershey Company.

J. Alan Kahn has been the President of the Barnes & Noble Publishing Group since February 2002. Mr. Kahn was the Chief Operating Officer of the Company from December 1997 to February 2002. Prior to that, Mr. Kahn was Chief Executive Officer of B&N College.

Joseph J. Lombardi has been Chief Financial Officer of the Company since May 2003. Previously, he was Vice President and Controller of the Company from May 2002 to May 2003. Prior to joining the Company, Mr. Lombardi was Chief Financial Officer at The Museum Company Inc. from August 1999 to May 2002. From August 1995 through July 1999, he was the Vice President and Controller of Toys 'R' Us, Inc. Prior to that, he was a Partner at Ernst & Young LLP. Mr. Lombardi is a Certified Public Accountant.

William F. Duffy has been the Executive Vice President of Distribution and Logistics for the Company since February 2002. Prior to that, he was Vice President, Operations, Fulfillment and Customer Service of Barnes & Noble.com from January 1999 to February 2002. Mr. Duffy was Chief Financial Officer and Vice President of Operations of Barnes & Noble.com from its inception in February 1997 to July 1999. He was also a director of Barnes & Noble.com from its inception in February 1997 to October 1998.

Mary Ellen Keating joined the Company as Senior Vice President, Corporate Communications and Public Affairs in January 1998. Prior to that, she was an executive with Hill and Knowlton, Inc., a worldwide public relations firm, from 1991 to 1998, where she served as Executive Vice President and General Manager of Hill and Knowlton's flagship New York Office.

David S. Deason joined the Company in January 1990 as a Director of Real Estate and became Vice President of Barnes & Noble Development in January 1997. Mr. Deason serves as a board member of Creative Learning 4 Kids, a nonprofit educational charity that provides tutorial services and mentoring for children.

Christopher Grady-Troia has been the Chief Information Officer of the Company since October 2004. Prior to that, he was Vice President of Information Technology from May 2002 to October 2004. Mr. Troia began his career with the Company as a Systems Manager in 1993. Prior to that, he was Assistant Director of Information Technology at Ann Taylor Stores Corporation and a Director of Application Development at Lord & Taylor.

Mark Bottini has been the Vice President and Director of Stores of the Company since October 2003. Prior to that, he was a Regional Director of the Company in New York from October 2000 to October 2003. Mr. Bottini served as a Regional Director of the Company in Chicago from April 1999 to October 2000 and a District Manager of the Company in New York from September 1995 to April 1999. Mr. Bottini began his career with the Company as a District Manager for B. Dalton Bookseller from October 1991 to September 1995.

Michelle Smith became Vice President of Human Resources of the Company in November 1996. Ms. Smith joined the Company in September 1993 as Director of Human Resources. Ms. Smith is a member of the Society for Human Resource Management and serves on the Health and Employee Benefits Committee and Employment Law Committee of the National Retail Federation.

The Company's officers are elected annually by the Board of Directors and hold office at the discretion of the Board of Directors.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding the beneficial ownership of shares of Common Stock, as of March 31, 2007, by each person known by the Company to own beneficially more than five percent of the Company's outstanding Common Stock, by each Director and nominee for Director, by each executive officer named in the Summary Compensation Table contained in "Executive Compensation," and by all Directors and executive officers of the Company as a group. Except as otherwise noted, each person named in the table has sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by him, her or it.

Name and Address of Beneficial Owner	Shares Beneficially Owned(1)	Percent of Shares Beneficially Owned(1)
Leonard Riggio c/o Barnes & Noble, Inc. 122 Fifth Avenue New York, New York 10011	15,317,808(2)	22.9%
Pershing Square Capital Management, L.P. 888 Seventh Avenue New York, New York 10019	6,040,451(3)	9.2%
Stephen Riggio	2,434,639(4)	3.6%
Mitchell S. Klipper	1,396,108(5)	2.1%
J. Alan Kahn	732,150(6)	1.1%
Marie J. Toulantis	574,321(7)	*
Matthew A. Berdon	162,938(8)	*
Joseph J. Lombardi	146,518(9)	*
William Sheluck, Jr.	108,578(10)	*
William Dillard, II	95,938(11)	*
William F. Duffy	95,721(12)	*
Margaret T. Monaco	87,785(13)	*
Michael Del Giudice	45,556(14)	*
Irene R. Miller	29,326(15)	*
Patricia L. Higgins	10,550(16)	*
Lawrence S. Zilavy	10,550(17)	*
William F. Reilly	435	*
All directors and executive officers as a group (21 persons)	20,487,043(18)	28.6%

* Less than 1%.

(1) Shares of Common Stock that an individual or group has a right to acquire within 60 days after March 31, 2007 pursuant to the exercise of options, warrants or other rights are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for computing the percentage ownership of any other person or group shown in the table.

(2) Includes (i) 3,332,934 shares owned by B&N College (Mr. Riggio owns all of the voting securities of B&N College), (ii) 1,291,500 shares owned by The Riggio Foundation, a charitable trust established by Mr. Riggio, with himself and his wife as trustees, (iii) 990,740 shares issuable upon the exercise of stock options, 964,202 of which are held for the benefit of Stephen Riggio by agreement dated July 24, 2002, as amended, (iv) 12,855 restricted shares, and (v) 712,473 shares held in a rabbi trust established by the Company for the benefit of Mr. Riggio pursuant to a deferred compensation arrangement. Under the

arrangement, Mr. Riggio is entitled to 712,473 shares of Common Stock within 30 days following the earliest of: (i) his death; (ii) a sale of all or substantially all of the assets of the Company; or (iii) a sale of a "controlling interest" in the Company (defined as 40% or more of the Company's outstanding common stock). The shares of Common Stock owned by Mr. Riggio are, and in the future may be, pledged as collateral for certain loans, including loans which were used to purchase Common Stock. The failure of Mr. Riggio to repay such loans, together with any sale by the pledgees of the pledged Common Stock, could result in a change of control of the Company.

(3) This information is based upon a Schedule 13G publicly filed in February 2007.

(4) Of these shares, 2,379,545 shares are issuable upon the exercise of stock options, including 964,202 of which are held by Leonard Riggio for the benefit of Stephen Riggio by agreement dated July 24, 2002, as amended, and 19,278 are restricted shares.

(5) Of these shares, 1,323,365 shares are issuable upon the exercise of stock options and 41,866 are restricted shares.

(6) Of these shares, 727,017 shares are issuable upon the exercise of stock options and 2,783 are restricted shares.

(7) Of these shares, 532,671 shares are issuable upon the exercise of stock options and 26,422 are restricted shares.

(8) Of these shares, 94,918 shares are issuable upon the exercise of stock options and 1,000 shares are owned by Mr. Berdon's wife. Mr. Berdon disclaims any beneficial ownership of the shares owned by his wife.

(9) Of these shares, 92,148 are issuable upon the exercise of stock options and 27,783 are restricted shares.

(10) Of these shares, 94,918 are issuable upon the exercise of stock options. Of the other 13,660 shares, Mr. Sheluck shares voting and dispositive power with respect to 8,000 of these shares with his wife, and 4,640 shares are owned by children of Mr. Sheluck.

(11) Of these shares, 94,918 shares are issuable upon the exercise of stock options.

(12) Of these shares, 92,674 are issuable upon the exercise of stock options and 2,023 are restricted shares.

(13) Of these shares, 80,765 are issuable upon the exercise of stock options.

(14) Of these shares, 44,536 are issuable upon the exercise of stock options.

(15) Of these shares, 28,306 are issuable upon the exercise of stock options.

(16) Of these shares, 10,000 shares are issuable upon the exercise of stock options and 550 are restricted shares.

(17) Of these shares, 10,000 shares are issuable upon the exercise of stock options and 550 are restricted shares.

(18) Of these shares, 5,780,347 shares are issuable upon the exercise of stock options and 175,562 are restricted shares.

Compensation Discussion and Analysis

The following compensation discussion and analysis summarizes the Company's philosophy and objectives regarding the compensation of its named executive officers, including how the Company determines elements and amounts of executive compensation. The following discussion and analysis should be read in conjunction with the tabular disclosures regarding the compensation of named executive officers in fiscal 2006 and the report of the Compensation Committee of the Board of Directors which immediately follow below.

General

The Company's compensation program for the executive officers named in the Summary Compensation Table (the "Summary Compensation Table") set forth below (the "named executive officers") is administered by the Compensation Committee of the Board of Directors (the "Committee"). The program is based upon the following guiding principles:

1. The pay and benefits provided by the Company to its named executive officers should be competitive and allow the Company to attract and retain individuals whose skills are critical to the current and long-term success of the Company.
2. The compensation offered by the Company should reward and motivate individual and team performance in attaining business objectives and maximizing stockholder value.
3. Compensation awards should be based on the fundamental principle of aligning the long-term interests of the Company's named executive officers with those of the Company's stockholders.

The compensation program is designed to reward the named executive officers for attaining established goals that require the dedication of their time, efforts, skills and business experience to the success of the Company. The compensation program is designed to reward both annual and long-term performance. Annual performance is rewarded through salary and annual bonus and is measured principally by the Company's operating income. Long-term performance is rewarded through stock options or restricted stock awards, the value of which is measured in the performance of the Company's stock price.

Key Elements of Compensation

The Company has entered into employment agreements with its Chief Executive Officer and Chief Operating Officer, and with the Chief Executive Officer of its subsidiary Barnes&Noble.com, which establish minimum levels of compensation. These employment contracts cover the key elements of the Company's executive compensation package, which consist of base salary, annual bonus and stock options or restricted stock, and cover severance and termination benefits. These employment agreements and the Company's policies with respect to each of the key elements of its executive compensation package are discussed below. In addition, while the elements of compensation described below are considered separately, the Committee also considers and reviews the full compensation package afforded by the Company to its named executive officers, including insurance and other benefits. The Committee makes its compensation determinations after receiving and considering the recommendations of the Company's Chairman.

The Committee periodically retains independent compensation consultants (most recently Frederic W. Cook & Co., Inc. in 2004) to assist in identifying an appropriate peer group in making compensation decisions, to analyze the direct and indirect elements of compensation, both separately and in the aggregate, of the named executive officers relative to the peer group, and to advise on developing trends in executive compensation. Comparative compensation is reviewed for each named executive officer at two levels — those with similar titles and those ranked similarly within the compensation structure of the peer group. This is in recognition of the fact that titles and related responsibilities vary significantly from company to company. By reviewing comparative compensation based on compensation level exclusive of title, the Committee believes it is provided with a broader perspective in making compensation decisions.

In determining the appropriate peer group, the Committee and its independent consultants recognized that Borders Group, Inc. is the only directly analogous competitor of the Company. Accordingly, in determining the peer group, the Committee and its independent consultants looked to retailers with similar characteristics to the Company. The current peer group used by the Committee consists of Amazon.com, Autozone, Bed Bath & Beyond, Borders Group, Circuit City Stores, Dollar General, Kohl's, Limited Brands, Office Depot, OfficeMax, RadioShack, Toys 'R' Us and Williams-Sonoma.

The Committee considers the aggregate value of the compensation of all named executive officers in making its compensation decisions, recognizing that while there may be individual variances on a position-by-position basis, aggregate compensation of the named executive officers is competitive at approximately the 75th percentile of the peer group.

Base Salaries

The Company provides its named executive officers with a base salary to provide them with a minimum guaranteed compensation level for their annual services. An executive officer's base salary is determined by evaluating the responsibilities of the position held, the individual's experience and the competitive marketplace for executive talent. The base salary is intended to be competitive with base salaries paid to executive officers at peer group companies with comparable qualifications, experience and responsibilities.

The base salaries of the named executive officers are established by the Committee by the end of the first quarter of each fiscal year. The Committee met on April 27, 2006 to establish the base salaries for fiscal 2006 for Leonard Riggio, Chairman, Stephen Riggio, Chief Executive Officer, Mitchell S. Klipper, Chief Operating Officer, Marie J. Toulantis, Chief Executive Officer of Barnes&Noble.com, and Joseph J. Lombardi, Chief Financial Officer. Stephen Riggio, Mitchell S. Klipper and Marie J. Toulantis are each entitled to the minimum base salaries set forth in their employment agreements (see "Employment Agreements" below). In setting salaries for fiscal 2006, the Committee considered the following:

- The responsibilities of the executive officer and how successful he or she was in carrying out those responsibilities.
- The industry-wide environment within which those responsibilities were being carried out.
- Whether the executive officer had received salary increases within the past few years and the amount of any such increases.
- The salaries of executive officers at peer companies, both in terms of comparable responsibilities and comparable compensation rank within the peer company.
- The salary increases to be given to other named executive officers.
- The recommendations of the Company's Chairman.

Annual Bonuses

In addition to a base salary, each named executive officer is eligible for a performance-based annual bonus. The Company has chosen to include performance-based annual bonuses as a material element in its compensation plan. The annual bonus is designed to motivate individual and team performance in attaining the current year's performance goals and business objectives.

Minimum bonuses for the named executive officers are determined by the Committee based upon the attainment of EBITDA (earnings before interest, taxes, depreciation and amortization) goals established by the Committee by the end of the Company's first fiscal quarter, subject to the adjustments to operating income described below. During the first fiscal quarter, the Committee established for each named executive officer an EBITDA target (the "Target"), Company-wide in the case of Leonard Riggio, Stephen Riggio and Marie J.

Toulantis, and bookstores only in the case of Mitchell S. Klipper, Joseph J. Lombardi and William F. Duffy. The Committee also concurrently established a designated percentage of base salary as the amount of the minimum bonus if the Target was achieved, as well as a sliding scale that increases or decreases that percentage based on the extent to which the Target is attained or exceeded. These minimum bonus levels were determined by the Committee after receiving the recommendations of the Chairman.

In the case of Leonard Riggio, Stephen Riggio, Mitchell S. Klipper and Marie J. Toulantis, each was entitled to receive a minimum bonus of 150% of base salary for achieving their respective fiscal 2006 Targets. They would have been entitled to receive an additional 25% of base salary if they had exceeded their respective Targets by a specified amount.

In the case of Joseph J. Lombardi, he was entitled to receive a minimum bonus of 60% of his base salary for achieving his fiscal 2006 Target and he would have been entitled to receive an additional 20% of base salary if he exceeded his Target by a specified amount. In the case of William F. Duffy, he was entitled to receive a minimum bonus of 40% of his base salary for achieving his fiscal 2006 Target and he would have been entitled to receive an additional 6% of base salary if he exceeded his Target by a specified amount.

The same percentages apply for fiscal 2007 minimum bonuses, except that Mr. Lombardi's percentage of base salary for achieving his Target was increased to 100%, with an additional 25% of base salary if he exceeds his Target by a specified amount.

The Committee provided for the minimum bonuses for Leonard Riggio, Stephen Riggio, Mitchell S. Klipper and Marie J. Toulantis to be payable 50% in cash and 50% in restricted stock vesting in equal annual installments over three years. In this way, a significant portion of the executive's minimum bonus created further long-term incentives for those executives. In addition, upon the recommendation of the Chairman, the Committee also granted Stephen Riggio, Mitchell S. Klipper and Marie J. Toulantis a bonus, based on their achievement of the Targets referred to above, equal to the per share dividend that each executive would have received on their shares of common stock for which they have stock options, based on their sliding scale above, pro rated so that the maximum bonus would be 100% of the dividend. This bonus was intended to incentivize the executives to both achieve their respective Targets as well as retain their stock options in the Company.

To preserve the deductibility of bonuses for purposes of Section 162(m) of the Internal Revenue Code, under the Company's stockholder-approved 2004 Executive Performance Plan (the "Bonus Plan"), the named executive officers are entitled to a maximum performance-based bonus equal to a designated percentage of the Company's "operating income", which is defined in the Bonus Plan as gross profit minus operating expenses of the Company and its subsidiaries on a consolidated basis, without regard to (a) restructurings, discontinued operations, extraordinary items and other unusual or non-recurring charges, (b) events not directly related to the operations of the Company or not within the reasonable control of the Company's management, or (c) changes in accounting standards required by generally accepted accounting principles. Under the Bonus Plan, the aggregate designated percentage for the named executive officers may not exceed five percent of operating income, and the Committee has historically designated one percent of operating income as the maximum for each named executive officer. For fiscal 2007, the Committee has modified those percentages to 1.3% for Stephen Riggio, Mitchell S. Klipper and Marie J. Toulantis, and 0.55% for Joseph J. Lombardi and William F. Duffy (or any executive officer who replaces Mr. Duffy as a named executive officer in next year's Proxy Statement). For fiscal 2006, the Company's operating earnings under the Bonus Plan were $273 million.

Discretionary Awards

From time to time the Committee may approve discretionary awards for the named executive officers in recognition of efforts that are beyond the normal requirements of their assigned duties or as further incentive for continued employment. For example, in connection with the May 27, 2004 merger transaction by which the Company became the 100% owner of Barnes&Noble.com, the Committee awarded Marie J. Toulantis a bonus of

$1,000,000 if she continued employment with the Company through the first anniversary of the merger date and an additional $1,000,000 if she continued her employment through the second anniversary of the merger date. This bonus was in recognition of the critical role that Ms. Toulantis plays as the Chief Executive Officer of Barnes&Noble.com in growing and developing the Company's internet business. The second $1,000,000 bonus is included in the Summary Compensation Table.

Similarly, in connection with the design, construction and integration of the Company's new distribution center in New Jersey and the related consolidation of the Company's distribution operations, William F. Duffy was awarded a bonus of $375,000 in each of fiscal 2005 and fiscal 2006 for his successful oversight of that project. The second $375,000 bonus is included in the Summary Compensation Table.

In the case of Joseph J. Lombardi, the Committee increased his annual bonus for fiscal 2006 by $240,000 as a result of his successful performance under a significantly increased workload. This bonus is included in the Summary Compensation Table.

Stock Options and Restricted Stock

The Company chooses to grant long-term awards, currently in the form of restricted stock, to align the interests of the named executive officers with the interests of the Company's stockholders. Additionally, long-term awards offer the named executive officers an incentive for the achievement of superior performance over time and foster their retention. Grants of long-term awards are made to the named executive officers under the Company's stockholder-approved 2004 Incentive Plan (the "Incentive Plan").

As indicated above, 50% of the performance-based bonus to Leonard Riggio, Stephen Riggio, Mitchell S. Klipper and Marie J. Toulantis is paid in the form of restricted stock vesting in equal annual installments over three years. In addition, Mitchell S. Klipper and Marie J. Toulantis were granted 33,333 and 16,666 shares of restricted stock as a result of achieving their respective Targets, also vesting in equal annual installments over three years and are entitled to the same grant if they achieve their Targets for fiscal 2007.

In addition to the performance-based grants described above, the Company grants restricted stock to its named executive officers as part of the Company's broad-based annual grant to Company employees under the Incentive Plan. Beginning in fiscal 2005, the Committee determined that the Company should grant restricted stock as the annual long-term incentive award, as opposed to stock options, which was the prior preferred award. The Committee believes that the use of restricted stock as opposed to stock options results in less dilution to stockholders, while accomplishing similar objectives — value creation through stock price appreciation and alignment of stockholder and executive officer interests. In addition, the Committee believes that restricted stock is a preferred compensation element given the growth profile of the Company. In choosing to use restricted stock, the Committee also considered the impact of Statement of Financial Accounting Standard (SFAS) No. 123R, "Share-Based Payment" (SFAS 123R), which requires the expensing of stock options for financial statement purposes, eliminating any financial statement benefit that issuing stock options may have had over issuing restricted stock, which the Company was always required to expense.

The Committee meets within the first fiscal quarter to approve the annual grant of restricted stock. Awards are granted to the named executive officers and eligible full-time employees based on a formula keyed to a percentage of salary. Options are granted by the Committee with an exercise price equal to the closing price of the Company's common stock as reported on the NYSE on the date of the grant.

Historical Stock Option Grants

Previously the Company granted stock options as its preferred long-term incentive tool. As noted elsewhere in this Proxy Statement, the Special Committee of the Company's Board of Directors conducted a review and, in its report to the Board on April 2, 2007, determined there were instances where historical option grants were misdated. In connection with this review, in December 2006, the Board members and all current Section 16 officers holding options unvested as of December 31, 2004 voluntarily agreed to reprice such options to an exercise price determined to be the appropriate fair market value by the Special Committee. All incorrectly dated and unexercised stock options issued to current Section 16 officers and directors of the Company other than hiring grants have been repriced to reflect the greater of the original grant price or the price appropriate to the measurement date as determined by the Special Committee. The Board members and Section 16 officers will not receive cash payments to compensate them for the increase in exercise price due to *their voluntary agreements to reprice such options.* The total difference in exercise price as a result of the re-pricing of these unexercised options is approximately $2.64 million.

Consistent with the Special Committee's recommendation that all incorrectly dated and unexercised options issued to current Section 16 officers be repriced, current Section 16 officers who have exercised incorrectly dated options have agreed that they will voluntarily repay to the Company the difference in the price at which the stock options were exercised and the price at which the Special Committee believes the stock options should have been priced, net of any allocable portion of income taxes paid in connection with such exercise. The total amount to be voluntarily repaid to the Company by current Section 16 officers is approximately $1.98 million, prior to any netting of allocable income taxes.

Holders of incorrectly dated options that vested after December 31, 2004 and were exercised in 2006 may be subject to penalty taxes under Section 409A of the Internal Revenue Code. The Company will reimburse Section 16 officers who voluntarily repay the Company if they are subject to these penalty taxes. The Board has approved payment to such executives who are subject to Section 409A taxes in connection with exercised options in an amount equal to the cost of the Section 409A penalty tax, any interest or penalties plus an amount to offset the associated income tax consequences of the reimbursement payments. In reaching this decision, the Board took into consideration, among other factors, the fact that the applicable taxes under Section 409A far exceed the amount of any possible enrichment to such officers as a result of improper grant dating and the agreement by such officers to repay the amount of any enrichment as a result of the improper dating. The Company estimates that the aggregate cost of the payments to such officers, including the gross-up amounts, would be approximately $960,000, not taking into account interest and penalties.

Consistent with the recommendation of the Special Committee, the Board is in the process of implementing improvements to the stock option grant process to the extent options are used as a compensation tool. The Special Committee recommended and the Board has resolved that responsibility for oversight of the process related to the issuance of stock options be vested in the Chief Financial Officer, with assistance from the Vice President of Human Resources. The Company is implementing internal procedures to improve communication between the Human Resources and Finance Departments, enhance interaction with the Company's external auditors and counsel, enhance the interaction between internal and external auditors, and promote periodic reviews of procedures for stock option grants.

The Special Committee has recommended and the Board has established a policy that all stock options be priced where possible on the date of a meeting, either in person or telephonically, of the Compensation Committee.

The Company has vested responsibility for all internal accounting and finance functions in the Company's Chief Financial Officer. The Chief Financial Officer has been instructed to review periodically the Company's stock options process, document the results of such review and to report these results to the Compensation and Audit Committees.

Change of Control/Severance Benefits

Each of Stephen Riggio, Mitchell S. Klipper and Marie J. Toulantis has an employment agreement as described in "Employment Agreements" below. Pursuant to these agreements, each executive's employment may be terminated by the Company upon death, disability or for cause, and by the executive for "good cause" (defined as a material modification of duties, title or direct reports, or a material reduction in compensation and benefits, or a relocation of the Company's principal executive offices outside the New York metropolitan area). If an executive's employment is terminated due to death or disability, by the Company with cause or by the executive without good cause, the executive is entitled to payment of base salary through the date of death, disability or termination of employment.

If the executive is terminated by the Company without cause or by the executive for good cause, the executive is entitled to lump sum severance equal to two times the sum of annual salary, most recent annual bonus and the cost of annual benefits, unless such event occurred within two years following a "change of control" of the Company, in which case the executive is entitled to lump sum severance equal to three times the sum of annual salary, most recent annual bonus and the cost of annual benefits, up to the maximum severance permitted to be paid to the executive by the Company without triggering the "golden parachute" excise tax under the Internal Revenue Code. In the case of Ms. Toulantis, she also received performance-based stock options for 50,000 shares of the Company's common stock in accordance with her employment agreement, vesting in equal annual installments over four years. Under her agreement, the options would immediately vest in the event of a "change of control" or a termination of her employment (other than by the Company for cause or by her voluntarily).

The triggering events which would result in the severance benefits and the amount of those benefits were selected to provide employees with a guaranteed level of financial protection upon loss of employment to enable them to focus on the interests of the Company and its stockholders in the event of a potential change of control. They were considered competitive with severance provisions being offered at the time the agreements were entered into.

In addition, for similar reasons, the Company's outstanding stock options and restricted stock awards, including those held by the named executive officers, vest immediately upon a "change of control" of the Company.

The estimated payments to be made by the Company to the named executive officers in the event of a change of control are set forth in the Table entitled "Potential Payments Upon Termination or Change-of-Control" on page 25 of this Proxy Statement.

Employment Agreements

The Company has entered into employment agreements with Stephen Riggio, Mitchell S. Klipper and Marie J. Toulantis. The terms of the employment agreements for Messrs. Riggio and Klipper commenced on February 18, 2002, continued for a period of three years thereafter, and now renew each year automatically for one year unless either party gives notice of non-renewal at least six months prior to automatic renewal. The term of the employment agreement for Ms. Toulantis commenced on March 9, 2005 and continues through March 9, 2008, with automatic annual one-year renewals thereafter unless either party gives notice of non-renewal at least six months prior to automatic renewal.

Stephen Riggio's minimum annual salary during the term of his employment under the employment agreement shall be no less than $650,000. Mitchell S. Klipper's and Marie J. Toulantis' minimum annual salary during the term of their employment under their respective employment agreements shall be no less than $600,000. For Messrs. Riggio and Klipper, minimum annual bonus compensation will be based on the formula and targets established under and in accordance with the Bonus Plan. For Ms. Toulantis, minimum annual bonus compensation is based on the zero to 175% of base salary formula set forth above for pre-set targets established under the Bonus Plan. Ms. Toulantis' employment agreement also provides for the $2,000,000 merger bonus described above paid in equal installments on May 27, 2005 and May 27, 2006.

The employment agreements also provide for a monthly car allowance ($1,500 in the case of Messrs. Riggio and Klipper and $1,000 in the case of Ms. Toulantis), $1,000,000 of life insurance, and disability insurance (providing for monthly payments of $12,800 in the case of Messrs. Riggio and Klipper and $12,500 in the case of Ms. Toulantis) payable during the disability period through the earlier of death or the attainment of age 65. Each executive is also entitled to all other benefits afforded to executive officers and employees of the Company.

Each executive is also restricted from competing with the Company, directly or indirectly, during the term of the agreement and for two years after termination of employment, unless the contract is terminated by the Company (other than for cause prior to a "change of control") or by the executive for good cause (as defined above).

For a description of change of control and severance benefits included in the employment agreements, see "Change of Control/Severance Benefits" above.

Other Considerations

Retirement Benefits

Each of the named executive officers is entitled to participate in the Company's tax-qualified defined contribution 401 (k) plan on the same basis as all other eligible employees. The Company matches the contributions of participants, subject to certain criteria. Under the terms of the 401(k) plan, as prescribed by the Internal Revenue Code, the 401(k) contribution of any participating employee is limited to a maximum percentage of annual pay or a maximum dollar amount ($15,000 for 2006, subject to a $5,000 increase for participants who are age 50 or older). The amount of the Company's matching payments for each of the named executive officers is set forth in Note 7 to the Summary Compensation Table.

As of December 31, 1999, substantially all employees of the Company were covered under the Company's Employees' Retirement Plan (the "Retirement Plan"). The Retirement Plan is a defined benefit pension plan. As of January 1, 2000, the Retirement Plan was amended so that employees no longer earn benefits for subsequent service. Subsequent service continues to be the basis for vesting of benefits not yet vested at December 31, 1999 and the Retirement Plan will continue to hold assets and pay benefits.

A participant's annual benefit is determined for an employee, including an officer, generally as (i) 0.7% of the participant's average annual pay as determined in accordance with the Retirement Plan up to Social Security-covered compensation, multiplied by the participant's years of credited service, plus (ii) 1.3% of the participant's average annual pay as determined in accordance with the Retirement Plan in excess of Social Security-covered compensation, multiplied by the participant's years of credited service. A participant's maximum benefit is limited, pursuant to Section 415 of the Internal Revenue Code, to $130,000 for 1999, indexed annually. Compensation recognized is limited to $160,000 based upon the Retirement Plan.

Credited years of service under the Retirement Plan as of February 3, 2007 for the named executive officers are: Stephen Riggio — 13 years; Mitchell S. Klipper — 11.25 years; Marie J. Toulantis — 4 years, and William F. Duffy — 7 years. Leonard Riggio and Joseph J. Lombardi are not participants in the Retirement Plan.

The estimated pension benefits to be made by the Company to the named executive officers are set forth in the Table entitled "Pension Benefits Table" on page 23 of this Proxy Statement.

Deferred Compensation Plan

The Company has a Deferred Compensation Plan that permits Company employees making an annual salary in excess of $160,000 ($130,000 prior to May 1, 2006) to elect to defer receipt of up to 50% of their annual salary and up to 100% of their annual bonus. Participants may elect to have deferred amounts paid after one of the following events: (i) retirement; (ii) termination of employment; or (iii) the beginning of a designated year not later than the year in which the participant would attain the age of 70-1/2.

Amounts paid to a participant under the Deferred Compensation Plan are paid in a lump sum, except in the case of retirement, where a participant may elect to have payments made in equal annual installments for a period of up to 15 years. Amounts in the Deferred Compensation Plan may be withdrawn by a participant at any time subject to a 10% penalty, which may be waived by the Committee in the case of financial hardship.

William F. Duffy is the only named executive officer who participates in the Deferred Compensation Plan. See the Table entitled "Non-Qualified Deferred Compensation" on page 24 of this Proxy Statement.

Perquisites

The Company does not have a formal program providing perquisites to its executive officers. Messrs. Riggio and Klipper and Ms. Toulantis are entitled to the perquisites set forth in their employment agreements (see "Employment Agreements" above).

The perquisites received by the named executive officers are set forth in Note 7 of the Summary Compensation Table.

Tax Implications

Impact of Section 162(m) of the Internal Revenue Code. In making its determinations, the Committee considers the potential impact of Section 162(m) of the Internal Revenue Code, which disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1,000,000 in any taxable year paid to its chief executive officer or any of its four other highest paid officers unless (i) the compensation is payable solely on account of the attainment of performance goals, (ii) the performance goals are determined by a committee of two or more outside directors, (iii) the material terms under which compensation is to be paid are disclosed to and approved by stockholders, and (iv) the determining committee certifies that the performance goals were met. Because it is in the best interests of the Company to qualify to the maximum extent possible the compensation of its executives for deductibility under applicable tax laws, the Company obtained stockholder approval in June 2004 for the Bonus Plan and the Incentive Plan, which provides for the payment of compensation in compliance with Section 162(m), and the Committee administers the Bonus Plan and the Incentive Plan in a manner intended to comply with Section 162(m). However, the Company has determined that certain of its past stock options were retroactively priced and, therefore, have exercise prices below the fair marker values of the underlying shares on the grant dates of the options. Because retroactively priced options do not qualify as performance-based compensation, the compensation deemed paid when those options are exercised, if exercised when a holder is a named executive officer, is subject to the Section 162(m) limitation.

The following Compensation Committee Report is not considered proxy solicitation material and is not deemed filed with the SEC. Notwithstanding anything to the contrary set forth in any of our previous filings made under the Securities Act of 1933, as amended, under the Securities Exchange Act of 1934, as amended, that might incorporate future filings made by the Company under those statutes, the Compensation Committee Report will not be incorporated by reference into any such prior filings or into any future filings made by the Company under those statutes.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management and has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Compensation Committee

Matthew A. Berdon, *Chairman*
Margaret T. Monaco
William Sheluck, Jr.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee has ever been an employee of the Company, and none of them had a relationship requiring disclosure in this Proxy Statement under Items 404 or 407 of SEC Regulation S-K. See "Meetings and Committees of the Board—Compensation Committee."

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary (1)	Bonus (2) (Discretionary)	Stock Awards (3)	Stock Options (4)	Non-Equity Incentive Plan Comp (5)	Changes in Pension Value and Non-Qualified Deferred Comp Earnings (6)	All Other Comp (7)	Total
Leonard Riggio *Chairman*	2006	$ 500,000	$ 0	$ 161,278	$ 0	$ 750,000	$ 0	$ 3,764	$1,415,042
Stephen Riggio *Chief Executive Officer*	2006	$ 786,538	$ 0	$ 241,866	$ 0	$2,049,206	$ 1,070	$ 31,800	$3,110,481
Mitchell S. Klipper *Chief Operating Officer*	2006	$ 786,538	$ 0	$ 694,383	$ 1,451,687	$2,026,088	$ 146	$ 35,005	$4,993,847
Marie J. Toulantis *CEO, Barnes&Noble.com*	2006	$ 636,538	$ 1,000,000	$ 410,347	$ 151,625	$1,309,603	$ 329	$ 22,281	$3,530,724
Joseph J. Lombardi *Chief Financial Officer*	2006	$ 590,385	$ 240,000	$ 424,863	$ 136,077	$ 360,000	$ 0	$ 5,404	$1,756,728
William F. Duffy *EVP, Distribution & Logistics*	2006	$ 417,115	$ 0	$ 28,902	$ 584,553	$ 543,000	$ 317	$ 17,683	$1,591,570

(1) This column represents base salary earned during fiscal 2006. Mr. Duffy elected to defer a portion of his fiscal 2006 salary included in this column under the Company's Non-Qualified Deferred Compensation Plan. See the Non-Qualified Deferred Compensation Table on page 24 of this Proxy Statement.

(2) The Company made the following discretionary bonus payments for fiscal 2006: $1,000,000 to Ms. Toulantis as a cash retention bonus pursuant to her employment agreement and $240,000 to Mr. Lombardi as a result of his successful performance under a significantly increased workload.

(3) This column represents the dollar amount recognized for financial statement reporting purposes (under SFAS 123R) with respect to fiscal 2006 restricted stock awards as well as for restricted stock awards granted in prior fiscal years. Note that the dollar amount does not include amounts associated with restricted stock granted in fiscal 2006 as part of incentive bonuses for fiscal 2005. Refer to the Grants of Plan-Based Awards Table for information on awards made in fiscal 2006. The assumptions used in calculating these amounts are set forth in Note 2 to the Company's Financial Statements for the fiscal year ending February 3, 2007 which is located on page F-30 of the Company's Annual Report on Form 10-K. The values in this column represent the accounting expense values incurred during the fiscal year and may not be equivalent to the actual value recognized by the named executive officer.

(4) This column represents the dollar amount recognized for financial statement reporting purposes (under SFAS 123R) with respect to fiscal 2006 stock option grants as well as for stock option awards granted in prior fiscal years and reflect any repricings as a result of the findings of the stock option review conducted by the Special Committee of the Board. See "Meetings and Committees of the Board – Special Committee" on page 5 of this Proxy Statement. Refer to the Grants of Plan-Based Awards Table for information on awards made in fiscal 2006. The assumptions used in calculating these amounts are set forth in Note 2 to the Company's Financial Statements for the fiscal year ending February 3, 2007 which is located on page F-30 of the Company's Annual Report on Form 10-K. The values in this column represent the accounting expense values incurred during the fiscal year and may not be equivalent to the actual value recognized by the named executive officer.

(5) This column represents the dollar value of annual incentive bonuses awarded in March 2007 for performance in fiscal 2006. For a more complete description of the Company's annual incentive bonus plan refer to page 13 of this Proxy Statement. Note that the incentive award is paid 50% in cash and 50% in restricted stock vesting in equal annual installments over three years for the following executives: Mr. Leonard Riggio $375,000 in restricted stock, Mr. Stephen Riggio $600,000 in restricted stock, Mr. Mitchell S. Klipper $600,000 in restricted stock and Ms. Marie J. Toulantis $487,500 in restricted stock.

In addition, as the result of the attainment of pre-established targets, Mr. S. Riggio, Mr. Klipper and Ms. Toulantis were also awarded bonuses in the respective amounts of $849,206, $823,088 and $334,603, which amounts are equal to the annual dividend they each would have received on the shares of Company common stock reserved for issuance upon the exercise of their respective Company stock options.

(6) This column represents the actuarial increase in the present value under the Retirement Plan in fiscal 2006.

(7) Includes all other compensation as described in the table below:

All Other Compensation Table

Category	L. Riggio	S. Riggio	M. Klipper	M. Toulantis	J. Lombardi	W. Duffy
Long-Term Disability Insurance	$ 3,437	$ 0	$ 3,204	$ 0	$ 0	$ 0
Life and AD&D Insurance	$ 327	$ 1,308	$ 1,308	$ 327	$ 327	$ 327
Car Allowance	$ 0	$ 18,000	$ 18,000	$ 12,000	$ 0	$ 7,941
Total Perks	$ 3,764	$ 19,308	$ 22,512	$ 12,327	$ 327	$ 8,268
401(k) Company Match	$ 0	$ 12,492	$ 12,492	$ 9,954	$ 5,077	$ 9,415
Total Other Income	$ 3,764	$ 31,800	$ 35,005	$ 22,281	$ 5,404	$ 17,683

For a summary of the provisions of the employment agreements with Stephen Riggio, Mitchell S. Klipper and Marie J. Toulantis that affect the amounts set forth in this Table, see the discussion under "Employment Agreements" in the Compensation Discussion and Analysis on page 17 of this Proxy Statement.

For fiscal 2006, the salary of the named executive officers represented between 16% (Mitchell S. Klipper) and 35% (Leonard Riggio) of total compensation as reported in this Table.

Grants of Plan-Based Awards in Fiscal Year 2006

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards						
Name	Grant Date	Threshold (Minimum) ($)	Target ($)	Maximum (2) ($)	Threshold (Minimum) (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (3) (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock & Option Awards (4) ($)
Leonard Riggio	3/20/2006 (5)							9,615			$ 437,483
	3/27/2006							2,175			$ 100,202
	4/27/2006	$ 0	$ 750,000	$ 875,000							
Stephen Riggio	3/20/2006 (5)							14,423			$ 656,247
	3/27/2006							3,260			$ 150,188
	4/27/2006	$ 0	$1,200,000	$ 1,400,000							
Mitchell S. Klipper	3/20/2006 (5)							14,423			$ 656,247
	3/20/2006 (5)							33,000			$1,501,500
	3/27/2006							3,260			$ 150,188
	4/27/2006	$ 0	$1,200,000	$ 1,400,000							
Marie J. Toulantis	3/20/2006 (5)							11,538			$ 524,979
	3/20/2006 (5)							16,500			$ 750,750
	3/27/2006							2,605			$ 120,012
	4/27/2006	$ 0	$ 975,000	$ 1,137,500							
Joseph J. Lombardi	3/27/2006							2,390			$ 110,107
	4/27/2006	$ 0	$ 360,000	$ 480,000							
William F. Duffy	3/27/2006							1,760			$ 81,083
	4/27/2006	$ 0	$ 168,000	$ 193,200							

(1) The amounts in these columns reflect the minimum payout level, target payout level and maximum payout level under the Company's annual incentive bonus plan. Note that for Mr. S. Riggio, Ms. Toulantis, Mr. Klipper and Mr. L. Riggio, the incentive award is paid 50% in cash and 50% in restricted stock. For additional information regarding this bonus plan refer to page 13 of this Proxy Statement.

(2) The maximum amounts shown in the column reflect values derived from each executive's internal target bonus percentage. However, to preserve the maximum deductibility of bonuses for purposes of Section 162(m) of the Code, the Company's stockholder-approved Bonus Plan provides for a maximum bonus payable to the named executive officers equal to two percent of the Company's operating earnings for the fiscal year to which the bonus relates or such lesser percentage as established by the Committee by the end of the first quarter of such fiscal year. For additional information regarding the Bonus Plan refer to page 13 of this Proxy Statement.

(3) This column shows the number of shares of restricted stock granted in fiscal 2006 to the named executive officers. Restricted stock granted on March 20, 2006 vests one-third on each anniversary from grant. Restricted stock granted on March 27, 2006 vests one-fourth on each anniversary from grant.

(4) This column shows the full grant date fair value of stock awards under SFAS 123R granted to the named executive officers. The assumptions used in calculating these amounts are set forth in Note 2 to the Company's Financial Statements for the fiscal year ending February 3, 2007 which is located on page F-30 of the Company's Annual Report on Form 10-K.

(5) These restricted stock awards were granted in fiscal 2006 as part of the annual incentive bonuses for fiscal 2005. Restricted stock made as part of the annual incentive bonus for fiscal 2006 were paid after the end of fiscal 2006 and will be included in next year's table.

Outstanding Equity Awards at Fiscal 2006 Year-End (1)

	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options								
Name (a)	Exercisable (b)	Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (d)	Option Exercise Price (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (2) (g)	Market Value of Shares or Units of Stock That Have Not Vested (3) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Rights That Have Not Vested (3) (j)
Leonard Riggio	990,740 (4)	0	0	$ 16.96	3/12/2011				
						20,964	$ 847,575	0	$ 0
Stephen Riggio	1,415,343 (4)	0	0	$ 21.67	6/2/2014				
						31,442	$1,271,200	0	$ 0
Mitchell S. Klipper	32,480	0	0	$ 27.51	3/3/2008				
	35,242	0	0	$ 18.37	3/9/2009				
	8,845	0	0	$ 22.97	3/12/2011				
	389,219	0	0	$ 21.90	2/17/2012				
	186,770	0	0	$ 13.23	7/23/2012				
	41,534	0	0	$ 12.12	2/25/2013				
	7,961	2,654 (5)	0	$ 11.27	3/12/2013				
	183,068	0	0	$ 13.67	4/27/2013				
	382,142	0	0	$ 16.38	6/11/2013				
	3,449	3,450 (6)	0	$ 22.98	6/13/2014				
	25,000	75,000 (7)	0	$ 31.96	3/17/2015				
						65,615	$2,652,814	0	$ 0
Marie J. Toulantis	507,671	0	0	$ 21.67	6/2/2014				
	12,500	37,500 (7)	0	$ 31.96	3/17/2015				
						41,650	$1,683,910	0	$ 0
Joseph J. Lombardi	17,692	0	0	$ 13.23	7/23/2012				
	1,327	1,327 (5)	0	$ 11.27	3/12/2013				
	35,383	35,384 (8)	0	$ 13.57	5/1/2013				
	1,035	2,070 (6)	0	$ 22.98	6/13/2014				
						28,875	$1,167,416	0	$ 0
William F. Duffy	35,384	0	0	$ 13.23	7/23/2012				
	1,660	1,659 (3)	0	$ 11.27	3/12/2013				
	53,075	53,076 (9)	0	$ 20.44	10/19/2013				
	897	1,794 (6)	0	$ 22.98	6/13/2014				
						2,814	$ 113,770	0	$ 0

(1) This table includes only those grants outstanding as of the end of fiscal 2006 and reflect any repricings as a result of the findings of the stock option review conducted by the Special Committee of the Board. See "Meetings and Committees of the Board—Special Committee" on page 5 of this Proxy Statement.

(2) Represents outstanding grants of restricted stock, with all shares vesting ratably over 3 or 4 years.

(3) Market values have been calculated using a stock price of $40.43 (closing price of the Company's common stock on February 2, 2007, the last trading day of fiscal 2006.

(4) Options with respect to 964,202 of the shares listed for Leonard Riggio are held by him for the benefit of Stephen Riggio by agreement dated July 24, 2002, as amended. These shares are not listed in Stephen Riggio's total.

(5) Granted on March 13, 2003; with related amount under column (b), with all shares vesting ratably over 4 years.

(6) Granted on June 14, 2004; with related amount under column (b), with all shares vesting ratably over 4 years.

(7) Granted on March 18, 2005; with related amount under column (b), with all shares vesting ratably over 4 years.

(8) Granted on May 2, 2003; with related amount under column (b), with all shares vesting ratably over 4 years.

(9) Granted on October 20, 2003; with related amount under column (b), with all shares vesting ratably over 4 years.

Option Exercises and Stock Vested in Fiscal Year 2006

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise(1) ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting(2) ($)
Leonard Riggio	0	$ 0	4,361	$ 201,110
Stephen Riggio	0	$ 0	6,541	$ 301,641
Mitchell S. Klipper	0	$ 0	7,128	$ 328,702
Marie J. Toulantis	0	$ 0	5,233	$ 241,322
Joseph J. Lombardi	0	$ 0	12,995	$ 539,769
William F. Duffy	178,812	$ 4,498,789	351	$ 16,234

(1) The amounts in this column are calculated by multiplying the number of shares acquired on exercise by the difference between the closing price of the Company's common stock on the date of exercise and the exercise price of the options.

(2) The amounts in this column are calculated by multiplying the number of shares vested by the closing price of the Company's common stock on the date of vesting.

Pension Benefits

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Leonard Riggio	N/A	0.00	$ 0	$ 0
Stephen Riggio	Employees' Retirement Plan	13.00	$ 123,263	$ 0
Mitchell S. Klipper	Employees' Retirement Plan	11.25	$ 88,594	$ 0
Marie J. Toulantis	Employees' Retirement Plan	4.00	$ 37,568	$ 0
Joseph J. Lombardi	N/A	0.00	$ 0	$ 0
William F. Duffy	Employees' Retirement Plan	7.00	$ 50,048	$ 0

Effective as of January 1, 2000, the Barnes & Noble, Inc. Employees' Retirement Plan (the "Retirement Plan"), a tax-qualified defined benefit plan which had covered substantially all of the Company's employees, was amended to "freeze" benefits. Accordingly, participants as of December 31, 1999 no longer earned benefits for service with the Company and no new employees became participants in the Retirement Plan after that date. Service with the Company after December 31, 1999 continues to be taken into account for determining whether participants are vested in their accrued benefits on December 31, 1999, if they were not vested on that date. The Retirement Plan continues to pay benefits in accordance with its provisions as in effect on December 31, 1999.

A participant's annual benefit payable at normal retirement age (65) is equal to the sum of:

(i) 0.7% of the participant's five-year average annual pay up to the Social Security-covered compensation limit, multiplied by the participant's years of credited service; and

(ii) 1.3% of the participant's five-year average annual pay in excess of Social Security-covered compensation limit, multiplied by the participant's years of credited service.

For purposes of the Retirement Plan, pay is the sum of the participant's base compensation, overtime, bonus and commissions. Pay under the Retirement Plan does not include any amounts paid on or after January 1, 2000, and is limited to the Internal Revenue Code maximum amount permitted for 1999 ($160,000) and previous years.

The calculation of the present value of accumulated benefit shown in the Pension Benefits Table assumes a discount rate of 6.25% and mortality under the 1995 George B. Buck Mortality Table.

Benefits under the Retirement Plan are generally not payable as a lump sum; they are paid as a monthly annuity for the life of the retiree. Participants who retire at the later of normal retirement age or the completion of five years of service receive an unreduced benefit. Participants may elect early retirement with reduced benefits after attaining age 55 and completing five years of vesting service. An immediate benefit is payable at early retirement equal to the normal retirement benefit, reduced by an annual reduction factor of 6-2/3% for each of the first five years and 3-1/3% for each of the next five years that payment commences prior to normal retirement age.

Participants may elect payment in the form of a 50%, 75% or 100% joint and survivorship annuity or in the form of a ten-year certain and life annuity. Election of these payment forms will result in a lower annuity payment during the retiree's life.

Non-Qualified Deferred Compensation

Name (a)	Executive Contributions in Last Fiscal Year (b)	Registrant Contributions in Last Fiscal Year (c)	Aggregate Earnings in Last Fiscal Year (d)	Aggregate Withdrawals/ Distributions (e)	Aggregate Balance at Last Fiscal Year End (f)
Leonard Riggio	$ 0	$ 0	$ 0	$ 0	$ 0
Stephen Riggio	$ 0	$ 0	$ 0	$ 0	$ 0
Mitchell S. Klipper	$ 0	$ 0	$ 0	$ 0	$ 0
Marie J. Toulantis	$ 0	$ 0	$ 0	$ 0	$ 0
Joseph J. Lombardi	$ 0	$ 0	$ 0	$ 0	$ 0
William F. Duffy	$ 51,923(1)	$ 0	$ 29,103	$ 80,094	$ 192,933

(1) This amount is from salary deferred by the executive in fiscal 2006.

The Company has a Deferred Compensation Plan that permits employees with an annual salary in excess of $160,000 ($130,000 prior to May 1, 2006) to elect to defer receipt of up to 50% of annual salary and up to 100% of bonus. The minimum annual salary deferral is $5,000 (unless the participant is hired or first eligible for the Deferred Compensation Plan after March 31) and the minimum annual bonus deferral is $2,500.

Deferred amounts are credited to accounts for participants under the Deferred Compensation Plan. Participants direct the deemed investment of their accounts among Fidelity Investments mutual funds. Participants may change the deemed investment of their accounts at any time.

Payments from the Deferred Compensation Plan may be made, as elected by participants, at: (i) retirement (age 55 or later with at least 5 years of service); (ii) termination of employment; or (iii) the beginning of a designated year, not earlier than 3 years after the deferral is made, and not later than the year in which the participant would attain age 70-1/2. Payments are accelerated if a participant is disabled and in the event of a change of control. In addition, a participant may make a hardship withdrawal for financial emergency if the participant's request is approved by the Compensation Committee. Amounts deferred prior to 2005 (and related earnings) may also be withdrawn by a participant at any time subject to a 10% penalty. A participant's account under the Deferred Compensation Plan is paid in a lump sum, except for payments on retirement which may be made in equal annual installments for a period of up to 15 years if elected by the participant.

William F. Duffy is the only named executive officer who participates in the Deferred Compensation Plan.

Potential Payments Upon Termination or Change-of-Control (1)

Event	Leonard Riggio	Stephen Riggio	Mitchell S. Klipper	Marie J. Toulantis	Joseph J. Lombardi	William F. Duffy
Involuntary Termination						
Cash severance payment(2)	$ 0(3)	$5,763,118	$ 5,723,291	$3,962,532	$ 300,000	$ 0(3)
Accelerated stock options (4)	$ 0	$ 0	$ 0	$ 317,625	$ 0	$ 0
Accelerated restricted stock (5)	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Total	$ 0	$5,763,118	$ 5,723,291	$4,280,157	$ 300,000	$ 0
Death						
Accelerated stock options (4)	$ 0	$ 0	$ 0	$ 317,625	$ 0	$ 0
Accelerated restricted stock (5)	$847,575	$1,271,200	$ 2,652,814	$1,683,910	$1,167,416	$ 113,770
Health benefits(6)	$ 2,381	$ 3,327	$ 3,327	$ 2,381	$ 3,327	$ 3,327
Total	$849,955	$1,274,527	$ 2,656,141	$2,003,915	$1,170,743	$ 117,097
Disability						
Accelerated stock options (4)	$ 0	$ 0	$ 0	$ 317,625	$ 0	$ 0
Accelerated restricted stock (5)	$847,575	$1,271,200	$ 2,652,814	$1,683,910	$1,167,416	$ 113,770
Health benefits(7)	$ 4,440	$ 6,071	$ 6,071	$ 4,440	$ 6,071	$ 6,071
Total	$852,015	$1,277,271	$ 2,658,885	$2,005,975	$1,173,487	$ 119,841
Change of Control with Involuntary Termination or Voluntary with Good Reason						
Cash severance payment(2)	$ 0(3)	$8,644,678	$ 8,584,937	$5,943,798	$ 300,000	$ 0(3)
Accelerated stock options (8)	$ 0	$ 0	$ 772,856	$ 317,625	$1,025,143	$1,159,408
Accelerated restricted stock (5)	$847,575	$1,271,200	$ 2,652,814	$1,683,910	$1,167,416	$ 113,770
Excise tax gross up	N/A	N/A	N/A	N/A	N/A	N/A
Total	$847,575	$9,915,878	$12,010,607	$7,945,333	$2,492,559	$1,273,178

(1) The values in this table reflect estimated payments associated with various termination scenarios, assumes a stock price of $40.43 (based on the closing price of the Company's common stock as of the end of fiscal 2006, except where otherwise noted) and includes all outstanding grants through the assumed termination date of February 3, 2007. Actual value will vary based on changes in the Company's common stock price.

(2) With the exception of Mr. Lombardi, cash severance equal to the sum of the executive's annual salary plus annual bonus for the most recently completed fiscal year (assumes bonus for fiscal 2006 that was paid in fiscal 2007) plus the aggregate annual benefit dollar amount times the executive's severance multiple as follows: 2X for non-CIC and 3X for CIC for Mr. Klipper, Mr. S. Riggio and Ms. Toulantis. Mr. Lombardi would receive cash severance equal to six months base salary.

(3) Mr. Leonard Riggio and Mr. Duffy do not have formal severance arrangements with the Company. Any severance payments would be provided at the Board's discretion.

(4) Under the Company's 2004 Incentive Plan, all unvested options are forfeited upon an involuntary termination, death or disability except for awards granted in connection with Mr. Klipper and Ms. Toulantis' employment agreements. Under these agreements, any unvested options granted as part of these agreements will vest upon an involuntary termination, death or disability. Note that all of Mr. Klipper's option awards made under his agreement have already vested. Ms. Toulantis has 37,500 options that are unvested as part of her employment agreement. The value represents the intrinsic value (defined as the difference between a $40.43 stock price, the closing price of the Company's common stock as of the end of fiscal 2006, and the exercise price of the option multiplied by the number of unvested option shares) of unvested stock options that would vest in the event of an involuntary termination, death or disability.

(5) Represents the value of unvested shares that would automatically vest upon a termination due to death, disability or termination following a change of control. Unvested shares are forfeited upon an involuntarily termination or termination for cause.

(6) The Company provides three months of COBRA premiums for medical and dental coverage following death.

(7) The Company provides a seven-month subsidy of COBRA premiums for medical and dental coverage following termination due to disability.

(8) Under the Company's 2004 Incentive Plan, all unvested options vest upon a change of control. The value represents the intrinsic value (based on a $40.43 stock price, the closing price of the Company's common stock as of the end of fiscal 2006) of unvested stock options that would vest in the event of a change of control.

The amounts shown in the table above in the event of involuntary termination were calculated assuming that the termination of employment of each named executive officer occurred on the last day of fiscal 2006 (February 3, 2007). The amounts shown in the table above in the event of a change of control were calculated assuming that a change of control occurred on the last day of fiscal 2006 and each named executive officer's employment terminated on that date due to involuntary termination or for good cause.

In addition to the amounts shown in the above table, in the event of a change of control the named executive officers would be entitled to exercise their vested stock options as shown in the "Option Awards-Number of Securities Underlying Unexercised Options-Exercisable" columns of the Outstanding Equity Awards at Fiscal Year-End table on page 22 of this Proxy Statement.

For a summary of the provisions of the employment agreements with Stephen Riggio, Mitchell S. Klipper and Marie J. Toulantis that affect the amounts set forth in the table above in the event of involuntary termination or a change of control, see the discussion under "Change of Control/Severance Benefits" and "Employment Agreements" in the Compensation Discussion and Analysis on page 16 of this Proxy Statement.

For purposes of the employment agreements, involuntary termination by the Company of the named executive officer's employment means termination other than due to death, disability or cause (conviction of a felony that impacts the performance of the named executive officer's duties or involving a crime of moral turpitude; misappropriation or embezzlement in the performance of duties; or willfully engaging in conduct materially injurious to the Company that is in violation of obligations under the agreement and continues for at least 30 days after written notice from the Company that specifies the violation in reasonable detail). Good cause is defined in the employment agreements as a material modification of duties, titles or direct reports; a material reduction in compensation and benefits; or the relocation of the Company's principal executive offices to a location outside of the New York City metropolitan area.

Under the agreements, change of control is defined as the acquisition by any person or group (other than named executive officer or Leonard Riggio or any of his heirs or affiliates) of 40% or more of the Company's voting securities; the Company's directors immediately prior to a merger, consolidation, liquidation or sale of assets cease within two years thereafter to be a majority of the board of directors; or the Company's directors immediately prior to a tender or exchange offer for the Company's voting securities cease within two years thereafter to be a majority of the board of directors.

All outstanding stock options and restricted stock awards held by the Company's employees would vest immediately in the event of a change of control, including those held by the named executive officers. The stock option and restricted stock award agreements define change of control as: (i) a change of control of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A under the Securities Exchange Act of 1934; (ii) a merger or consolidation of the Company with another company; or (iii) a sale of substantially all of the assets of the Company to another company.

Director Compensation

Name	Fees Earned or Paid in Cash(1)	Stock Awards(2)	Stock Options(2)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Non-Qualified Deferred Compensation Earnings	All Other Compensation	Total
Matthew A. Berdon	$ 70,000	$21,701	$98,750	$ 0	$ 0	$ 0	$190,451
Michael J. Del Giudice	$ 60,000	$16,700	$42,938	$ 0	$ 0	$ 0	$119,638
William Dillard, II	$ 40,000	$21,701	$98,750	$ 0	$ 0	$ 0	$160,451
Patricia L. Higgins	$ 36,667(3)	$13,332	$74,467	$ 0	$ 0	$ 0	$124,465
Irene R. Miller	$ 40,000	$21,701	$98,750	$ 0	$ 0	$ 0	$160,451
Margaret T. Monaco	$ 40,000	$21,701	$98,750	$ 0	$ 0	$ 0	$160,451
William F. Reilly	$ 40,000	$16,700	$ 0	$ 0	$ 0	$ 0	$ 56,700
William Sheluck, Jr.	$ 70,000	$21,701	$98,750	$ 0	$ 0	$ 0	$190,451
Lawrence S. Zilavy	$ 36,667(3)	$13,332	$74,467	$ 0	$ 0	$ 0	$124,465

(1) This column represents the amount of cash compensation earned during fiscal 2006. Non-employee Directors received an annual board retainer fee of $40,000, Audit Committee members received an additional $20,000 annual cash retainer, and the Chairmen of the Audit Committee and the Compensation Committee each received an additional $10,000 annual cash retainer. All Directors are also reimbursed for travel, lodging and related expenses incurred in attending Board meetings.

(2) This column represents the dollar amount recognized for financial statement reporting purposes (under SFAS 123R) with respect to fiscal 2006 restricted stock and stock option awards as well as for restricted stock and stock option awards granted in prior fiscal years. The assumptions used in calculating these amounts are set forth in Note 2 to the Company's Financial Statements for the fiscal year ending February 3, 2007 which is located on page F-30 of the Company's Annual Report on Form 10-K. The values in this column represent the accounting expense values incurred during the fiscal year and may not be equivalent to the actual value recognized by the non-employee Directors. Refer to the Fiscal Year 2006 Non-Employee Director Equity Award Table below for information on awards made in fiscal 2006.

(3) Fees have been pro-rated due to partial year service on the Board and do not include any fees for service on the Special Committee of the Board reviewing the Company's stock option practices.

The table below illustrates the fair market value of the fiscal 2006 restricted stock awards and fiscal 2006 stock options awards on the date of grant and the aggregate number of awards outstanding at fiscal year end for each non-employee Director.

Fiscal Year 2006 Non-Employee Director Equity Award Table

Director	2006 Restricted Stock Grant Value*	2006 Stock Option Grant Value*	Aggregate Shares Outstanding	Aggregate Options Outstanding
Matthew A. Berdon	$20,040	$ 0	435	104,918
Michael J. Del Giudice	$20,040	$ 0	435	49,536
William Dillard, II	$20,040	$ 0	435	104,918
Patricia L. Higgins	$19,998	$223,400	550	20,000
Irene R. Miller	$20,040	$ 0	435	48,306
Margaret T. Monaco	$20,040	$ 0	435	104,918
William F. Reilly	$20,040	$ 0	435	0
William Sheluck, Jr.	$20,040	$ 0	435	104,918
Lawrence S. Zilavy	$19,998	$223,400	550	20,000

* On March 27, 2006, the non-employee Directors (except for Ms. Higgins and Mr. Zilavy) received a grant of 435 restricted shares of Company common stock vesting in one year. In connection with becoming a Director, on June 7, 2006, Ms. Higgins and Mr. Zilavy each received 550 restricted shares of Company common stock vesting April 1, 2008 and 20,000 stock options of which 10,000 become exercisable on April 1, 2007 and 5,000 become exercisable on April 1st of each of the years 2008 and 2009.

PERFORMANCE GRAPH

The following table compares the cumulative total stockholder return on the Common Stock for the period commencing February 1, 2002 through February 2, 2007 (the last trading date of fiscal 2006) with the cumulative total return on the Standard & Poor's 500 Stock Index (the "S&P 500") and the Dow Jones Retailers, Other Specialty Industry Group Index (the "Dow Jones Specialty Retailers Index") over the same period. Total return values were calculated based on cumulative total return assuming (i) the investment of $100 in the Common Stock, the S&P 500 and the Dow Jones Specialty Retailers Index on February 1, 2002 and (ii) reinvestment of dividends.



DOLLARS
300
200
100
0
175.54
170.81
133.93
123.49
134.84
101.04
106.47
129.07
76.25
99.03
100.80
104.38
114.39
61.92
51.94
2/1/2002
1/31/2003
1/30/2004
1/28/2005
1/27/2006
2/2/2007
Barnes & Noble
S&P 500 Index
Dow Jones Specialty Retailers

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company believes that the transactions and agreements discussed below (including renewals of any existing agreements) between the Company and its affiliates are at least as favorable to the Company as could be obtained from unaffiliated parties. The Board of Directors and the Audit Committee are designated to approve in advance any new proposed transaction or agreement with affiliates and will utilize procedures in evaluating the terms and provisions of such proposed transaction or agreement as are appropriate in light of the fiduciary duties of directors under Delaware law.

The Company leases space for its executive offices in properties in which Leonard Riggio has a minority interest. The space was rented at an aggregate annual rent including real estate taxes of approximately $4,559,000, $4,532,000 and $4,475,000 in fiscal years 2006, 2005 and 2004, respectively. Rent per square foot is approximately $29.00, which is currently below market.

The Company leases a 75,000-square-foot office/warehouse from a partnership in which Leonard Riggio has a 50% interest, pursuant to a lease expiring in 2023. Pursuant to such lease, the Company paid (net of subtenant income) $260,000, $312,000 and $304,000 in fiscal years 2006, 2005 and 2004, respectively.

The Company leases retail space in a building in which B&N College, a company owned by Leonard Riggio, subleases space from the Company. Occupancy costs allocated by the Company to B&N College for this space totaled $884,000, $872,000 and $810,000 for fiscal years 2006, 2005 and 2004, respectively. The amount paid by B&N College to the Company approximates the cost per square foot paid by the Company to its unaffiliated third-party landlord.

Barnes & Noble.com purchases new and used textbooks directly from MBS, a corporation majority-owned by Leonard Riggio. Total purchases were $5,681,000, $16,842,000 and $18,148,000 for fiscal years 2006, 2005 and 2004, respectively. In fiscal 2006, MBS began selling used books as part of the Barnes & Noble.com dealer network. Barnes & Noble.com earned a commission of $1,930,000 on the MBS used book sales in fiscal 2006. In addition, Barnes & Noble.com maintains a link on its website which is hosted by MBS and through which Barnes & Noble.com customers are able to sell used books directly to MBS. Barnes & Noble.com is paid a commission based on the price paid by MBS to the consumer. Total commissions were $34,000, $46,000 and $62,000 for fiscal years 2006, 2005 and 2004, respectively.

Barnes & Noble.com licenses the "Barnes & Noble" name under a royalty-free license agreement, dated October 31, 1998, as amended, between Barnes & Noble.com and B&N College (the "License Agreement"). Pursuant to the License Agreement, Barnes & Noble.com has been granted an exclusive license to use the "Barnes & Noble" name and trademark in perpetuity for the purpose of selling books over the Internet (excluding sales of college textbooks). Under a separate agreement dated as of January 2001, between Barnes & Noble.com and Textbooks.com, Inc. ("Textbooks.com"), a corporation owned by Leonard Riggio, Barnes & Noble.com was granted the right to sell college textbooks over the Internet using the "Barnes & Noble" name. Pursuant to this agreement, Barnes & Noble.com pays Textbooks.com a royalty on revenues (net of product returns, applicable sales tax and excluding shipping and handling) realized by Barnes & Noble.com from the sale of books designated as textbooks. The term of the agreement is for five years and renews annually for additional one-year periods unless terminated 12 months prior to the end of any given term. Royalty expense was $3,916,000, $4,870,000 and $4,551,000 for fiscal years 2006, 2005 and 2004, respectively, under the terms of this agreement.

In fiscal 2005, GameStop began selling new and used video games and consoles on the Barnes & Noble.com website. Barnes & Noble.com receives a commission on sales made by GameStop. For fiscal years 2006 and 2005, the commission earned by Barnes & Noble.com was $343,000 and $264,000, respectively.

The Company paid B&N College certain operating costs B&N College incurred on the Company's behalf. These charges are included in the consolidated statements of operations included in the Company's Annual

Report on Form 10-K and approximated $248,000, $198,000 and $219,000 for fiscal 2006, 2005 and 2004, respectively. B&N College purchased inventory, at cost plus an incremental fee, of $48,574,000, $49,997,000 and $46,468,000 from the Company during fiscal 2006, 2005 and 2004, respectively. The Company charged B&N College $2,698,000, $2,527,000 and $2,439,000 for fiscal years 2006, 2005 and 2004, respectively, for capital expenditures, business insurance and other operating costs incurred on its behalf.

The Company uses a jet aircraft owned by B&N College and pays for the costs and expenses of operating the aircraft based upon the Company's usage. Such costs which include fuel, insurance and other costs approximated $1,722,000, $2,590,000 and $2,361,000 during fiscal 2006, 2005 and 2004, respectively.

GameStop, a company in which Leonard Riggio is a member of the Board of Directors and a minority shareholder, operates departments within some of the Company's bookstores. GameStop pays a license fee to the Company in an amount equal to 7% of the gross sales of such departments. The Company charged GameStop a license fee of $996,000, $857,000 and $859,000 during fiscal 2006, 2005 and 2004, respectively.

Until June 2005, GameStop participated in the Company's worker's compensation, property and general liability insurance programs. The costs incurred by the Company under these programs were allocated to GameStop based upon GameStop's total payroll expense, property and equipment, and insurance claim history. The Company charged GameStop for these services $838,000, $1,726,000 and $2,548,000 during fiscal 2006, 2005 and 2004, respectively. Although GameStop secured its own insurance coverage, costs are continuing to be incurred by the Company on insurance claims which were made under its programs prior to June 2005 and any such costs applicable to insurance claims against GameStop will be charged to GameStop at the time incurred.

The Company is provided with national freight distribution, including trucking services by the Argix Direct Inc. ("Argix") (formerly the LTA Group, Inc.), a company in which a brother of Leonard and Stephen Riggio owns a 20% interest. The Company paid Argix $20,524,000, $20,120,000 and $20,274,000 for such services during fiscal years 2006, 2005 and 2004, respectively. The Company believes the cost of freight delivered to the stores is comparable to the prices charged by publishers and other third-party freight distributors. Argix subleased warehouse space from the Company in Jamesburg, New Jersey. The Company charged Argix $2,005,000, $1,993,000 and $1,828,000 for such subleased space and other operating costs incurred on its behalf during fiscal 2006, 2005 and 2004, respectively.

Since 1993, the Company has used AEC One Stop Group, Inc. ("AEC") as its primary music and DVD/video supplier and to provide a music and video database. AEC is one of the largest wholesale distributors of music and DVD/videos in the United States. In 1999, AEC's parent corporation was acquired by an investor group in which Leonard Riggio was a minority investor. The Company paid AEC $349,693,000, $326,913,000 and $309,702,000 for merchandise purchased during fiscal 2006, 2005 and 2004, respectively. In addition, during fiscal 2005, AEC spun-off their Digital on Demand subsidiary, which provided the database equipment and services to the Company. Leonard Riggio has a minority interest in Digital on Demand. The Company paid AEC/Digital on Demand $4,705,000, $4,974,000 and $6,206,000 for database equipment and services during fiscal 2006, 2005 and 2004, respectively. The Company believes the costs charged by AEC/Digital on Demand are comparable to other suppliers. Amounts payable to AEC for merchandise purchased were $25,118,000 and $35,416,000 as of February 3, 2007 and January 28, 2006, respectively.

Legal Proceedings

In July and August 2006, four putative stockholder derivative actions were filed in New York County Supreme Court against certain members of the Company's Board of Directors and certain current and former executive officers of the Company, alleging breach of fiduciary duty and unjust enrichment in connection with the grant of certain stock options to certain executive officers and directors of the Company. These actions were subsequently consolidated under the caption *In re Barnes & Noble, Inc. Derivative Litigation.* The Company is named as a nominal defendant only. The consolidated complaint seeks on behalf of the Company unspecified money damages, disgorgement of any proceeds from the exercise of the options that are the subject of the action (and any subsequent sale of the underlying stock), rescission of any unexercised stock options, other equitable relief, and costs and disbursements, including attorneys' fees. The Company has filed a motion to dismiss the consolidated complaint.

In September 2006, three putative stockholder derivative actions were filed in the United States District Court for the Southern District of New York naming the directors of the Company and certain current and former executive officers as defendants and alleging that the defendants backdated certain stock option grants to executive officers and caused the Company to file false or misleading financial disclosures and proxy statements. These actions were subsequently consolidated under the caption *In re Barnes & Noble, Inc. Shareholders Derivative Litigation.* The consolidated complaint purports to set forth claims under Section 14(a) of the Securities Exchange Act of 1934 and under Delaware law for breach of fiduciary duty, insider trading, unjust enrichment, rescission, accounting, gross mismanagement, abuse of control, and waste of corporate assets. The Company is named as a nominal defendant only. The consolidated complaint seeks on behalf of the Company unspecified money damages, disgorgement of any proceeds from the exercise of the options that are the subject of the action (and any subsequent sale of the underlying stock), rescission of any unexercised stock options, other equitable relief, and costs and disbursements, including attorneys' fees. The Company has filed a motion to dismiss the consolidated complaint.

Independent Registered Public Accountants

The firm of BDO Seidman, LLP ("BDO Seidman") has been selected as independent registered public accountants for the Company. The independent registered public accountants examine annual financial statements and provide other non-audit and tax-related services for the Company. The Company and the Audit Committee have considered whether other non-audit services provided by BDO Seidman are compatible with maintaining the independence of BDO Seidman in its audit of the Company and are not considered prohibited services under the Sarbanes-Oxley Act of 2002.

Audit Fees. For fiscal 2006, the Company and its subsidiaries paid BDO Seidman $1,218,531 for professional services rendered for the Company's audit of the annual financial statements and management's assessment of internal controls and for reviews of the Company's financial statements included in the Company's quarterly reports on Form 10-Q filed with the SEC. For fiscal 2005, the Company and its subsidiaries paid BDO Seidman $1,293,251 for professional services rendered for the Company's audit of the annual financial statements and management's assessment of internal controls and for reviews of the Company's financial statements included in the Company's quarterly reports on Form 10-Q filed with the SEC.

Audit-Related Fees. In fiscal 2006, the Company paid $408,790 for consultation concerning financial accounting and reporting standards. The Company also paid $28,000 for employee benefit plan audits in fiscal 2006. In fiscal 2005, the Company paid $115,800 for consultation concerning financial accounting and reporting standards. The Company also paid $39,000 for employee benefit plan audits in fiscal 2005.

Tax Fees. In fiscal 2006, the Company paid BDO Seidman $56,177 for tax fees. In fiscal 2005, the Company paid BDO Seidman $2,588 for tax fees.

All Other Fees. The Company did not pay BDO Seidman for any other fees in fiscal 2006 and fiscal 2005.

Pre-approval Policies and Procedures. The Audit Committee Charter adopted by the Board of Directors of the Company requires that, among other things, the Audit Committee pre-approve the rendering by the Company's independent auditor of all audit and permissible non-audit services. The Audit Committee has approved all of the services provided by BDO Seidman referred to above. The Audit Committee has also authorized the Company's management in advance to engage the Company's independent auditor from time to time in the future to perform certain services in areas pre-approved by the Audit Committee that at any one time will not involve more than $25,000 per project and more than $50,000 in the aggregate.

AUDIT COMMITTEE REPORT

The Audit Committee reviews the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and reporting process. The Company's independent auditors are responsible for expressing an opinion on the conformity of the Company's audited financial statements to generally accepted accounting principles.

In this context, the Audit Committee has reviewed and discussed with management and the independent auditors the Company's audited financial statements. The Audit Committee has discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 (communication with audit committees). In addition, the Audit Committee has received from the independent auditors the written disclosures and letter required by Independence Standards Board Standard No. 1 (independence discussions with audit committees) and discussed with them their independence from the Company and its management.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the Company's audited financial statements and management's report on internal controls be included in the Company's Annual Report on Form 10-K for the fiscal year ended February 3, 2007 for filing with the SEC.

Audit Committee

William Sheluck, Jr., *Chairman*
Matthew A. Berdon
Michael J. Del Guidice

PROPOSAL 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Audit Committee has appointed the firm of BDO Seidman, LLP, which firm was engaged as independent certified public accountants for the fiscal year ended February 3, 2007, to audit the financial statements of the Company for the fiscal year ending February 2, 2008. A proposal to ratify this appointment is being presented to the stockholders at the Meeting. A representative of BDO Seidman will be present at the Meeting and will have the opportunity to make a statement and will be available to respond to appropriate questions.

THE BOARD OF DIRECTORS CONSIDERS BDO SEIDMAN TO BE WELL QUALIFIED AND RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR RATIFICATION. PROXIES SOLICITED BY THIS PROXY STATEMENT WILL BE VOTED FOR THE PROPOSAL UNLESS A VOTE AGAINST THE PROPOSAL OR ABSTENTION IS SPECIFICALLY INDICATED.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's executive officers and Directors, and persons who own more than 10 percent of a registered class of the Company's equity securities, to file initial statements of beneficial ownership (Form 3) and statements of changes in beneficial ownership (Forms 4 and 5) of Common Stock of the Company with the SEC. Executive officers, Directors and greater than 10-percent stockholders are required to furnish the Company with copies of all such forms they file.

To the Company's knowledge, based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no additional forms were required, all filing requirements applicable to its executive officers, Directors and greater than 10-percent stockholders were complied with.

OTHER MATTERS

The Company does not intend to present any other business for action at the Meeting and does not know of any other business intended to be presented by others. If any matters other than the matters described in the Notice of Annual Meeting of Stockholders and this Proxy Statement should be presented for stockholder action at the Meeting, it is the intention of the persons designated in the proxy to vote thereon according to their best judgment.

Proxy Solicitation. Solicitation may be made personally, by telephone, by telegraph or by mail by officers and employees of the Company who will not be additionally compensated for any such services. In addition, the Company has retained Georgeson Inc. to assist with the solicitation of proxies for a fee not to exceed $8,000, plus reimbursement for out-of-pocket expenses. The Company will request persons such as brokers, nominees and fiduciaries holding stock in their names for others, or holding stock for others who have the right to give voting instructions, to forward proxy materials to their principals and request authority for the execution of the proxy. The Company will reimburse such persons for their expenses in so doing. The Company is bearing all costs of this solicitation.

Financial and Other Information. The Company's Annual Report for the fiscal year ended February 3, 2007, including financial statements, is being sent to stockholders together with this Proxy Statement.

Stockholder Proposals. Proposals of stockholders intended to be included in the proxy materials for the annual meeting of stockholders to be held in 2008 must be received by the Company's Corporate Secretary, at Barnes & Noble, Inc., 122 Fifth Avenue, New York, New York 10011, no later than December 25, 2007.

In addition, the Company's Bylaws provide that, in order for a stockholder to propose business for consideration at such meeting, such stockholder must give written notice to the Corporate Secretary of the Company not less than 30 days nor more than 60 days prior to the meeting; provided, however, that in the event that less than 40 days notice or prior public disclosure of the date of the meeting is given to stockholders, notice by the stockholder must be given not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. Such notice must contain the proposing stockholder's record name and address, and the class and number of shares of the Company which are beneficially owned by such stockholder. Such notice must also contain: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, and (ii) any material interest of the proposing stockholder in such business.

STOCKHOLDERS ARE URGED TO FORWARD THEIR PROXIES WITHOUT DELAY. A PROMPT RESPONSE WILL BE GREATLY APPRECIATED.

By Order of the Board of Directors

LEONARD RIGGIO
Chairman
April 23, 2007

BARNES & NOBLE, INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Leonard Riggio and Stephen Riggio, and each of them, as his true and lawful Agents and Proxies, with full power of substitution in each, and hereby authorizes them to represent and to vote, as designated on the reverse side hereof, all the shares of common stock of Barnes & Noble, Inc. held of record by the undersigned on April 9, 2007, at the Annual Meeting of Stockholders to be held on May 30, 2007, and any adjournments or postponements thereof, with the same effect as if the undersigned were present and voting such shares, on all matters as further described in the accompanying Proxy Statement.

The undersigned acknowledges receipt of the Notice of Annual Meeting of Stockholders and the accompanying Proxy Statement.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE SPECIFICATIONS MADE. IF THIS PROXY IS EXECUTED BUT NO SPECIFICATION IS MADE, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED "FOR" EACH OF THE BOARD OF DIRECTORS' NOMINEES AND "FOR" PROPOSAL 2. THE PROXIES, IN THEIR DISCRETION, ARE AUTHORIZED TO VOTE UPON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING.

By executing this proxy, the undersigned hereby revokes all prior proxies.

(Continued, and to be signed and dated on the reverse side.)

BARNES & NOBLE, INC.
P.O. BOX 11280
NEW YORK, N.Y. 10203-0280

BARNES & NOBLE, INC.

YOUR VOTE IS IMPORTANT
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▼ DETACH PROXY CARD HERE IF YOU ARE NOT VOTING BY TELEPHONE OR INTERNET ▼

Please Mark, Sign, Date and Return this Proxy Card Promptly Using the Enclosed Envelope.

☒ Votes MUST be indicated (x) in Black or Blue ink.

1. ELECTION OF DIRECTORS

FOR all nominees listed below ☐ WITHHOLD AUTHORITY to vote for all nominees listed below ☐ *EXCEPTIONS ☐

Nominees: 01 Leonard Riggio, 02 Michael J. Del Giudice, 03 William Sheluck, Jr. and 04 Lawrence S. Zilavy

(INSTRUCTIONS: To withhold authority to vote for any individual nominee, mark the "Exceptions" box and write that nominee's name in the space provided below.)

*Exceptions ______________________________

	FOR	AGAINST	ABSTAIN
2. RATIFICATION OF THE APPOINTMENT OF BDO SEIDMAN, LLP, as the independent certified public accountants of the Company for the fiscal year ending February 2, 2008.	☐	☐	☐

To change your address, please mark this box. ☐

To include any comments, please mark this box. ☐

SCAN LINE

Please sign exactly as name appears to the left. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

Date ______ Share Owner sign here ______________ Co-Owner sign here ______________

Exhibit C

DEF 14A 1 ddefl4a.htm DEFINITIVE PROXY STATEMENT

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.)

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement

☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

☒ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material Pursuant to (S)240.14a-12

Barnes & Noble, Inc.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

1) Title of each class of securities to which transaction applies:

2) Aggregate number of securities to which transaction applies:

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

4) Proposed maximum aggregate value of transaction:

5) Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1) Amount Previously Paid:

2) Form, Schedule or Registration Statement No.:

3) Filing Party:

4) Date Filed:

BARNES&NOBLE

BOOKSELLERS
122 Fifth Avenue
New York, New York 10011

April 24, 2008

Dear Stockholder:

You are cordially invited to attend the 2008 annual meeting of stockholders of Barnes & Noble, Inc. The meeting will be held at 9:00 a.m., Eastern Time, on Tuesday, June 3, 2008 at Barnes & Noble Booksellers, Union Square Store, 33 East 17th Street, New York, New York.

We are very pleased that George Campbell Jr., President of The Cooper Union for the Advancement of Science and Art, is a new nominee for the Board this year.

After 16 years of distinguished service on the Board, Mr. Matthew A. Berdon is not a nominee for election and his term on the Board will end in June. We are very grateful to him for his many valuable contributions and we will miss his participation greatly.

Information about the meeting and the various matters on which the stockholders will act is included in the Notice of Annual Meeting of Stockholders and Proxy Statement which follow. Also included is a Proxy Card and postage paid return envelope.

Whether or not you plan to attend the meeting, we hope you will have your shares represented at the meeting by promptly voting and submitting your proxy by telephone or by Internet, or by completing, signing and returning your Proxy Card in the enclosed postage paid return envelope.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held on June 3, 2008: This proxy statement and the Company's 2007 Annual Report to Stockholders are available online at www.barnesandnobleinc.com/proxystatement and www.barnesandnobleinc.com/annualreport, respectively.

Sincerely,



JENNIFER M. DANIELS
General Counsel and Corporate Secretary

BARNES&NOBLE

BOOKSELLERS

122 Fifth Avenue
New York, New York 10011

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON JUNE 3, 2008

The annual meeting of stockholders of Barnes & Noble, Inc. (the "Company") will be held at Barnes & Noble Booksellers, Union Square Store, 33 East 17th Street, New York, New York, at 9:00 a.m., Eastern Time, on Tuesday, June 3, 2008 for the following purposes:

1. To elect four Directors to serve until the 2011 annual meeting of stockholders and until their respective successors are duly elected and qualified;
2. To ratify the appointment of BDO Seidman, LLP as independent certified public accountants for the Company's fiscal year ending January 31, 2009; and
3. To transact such other business as may be properly brought before the meeting and any adjournment or postponement thereof.

Only holders of record of Common Stock as of the close of business on April 16, 2008 are entitled to notice of and to vote at the meeting and at any adjournment or postponement thereof.

JENNIFER M. DANIELS
General Counsel and Corporate Secretary



New York, New York
April 24, 2008

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE VOTE AND SUBMIT YOUR PROXY BY TELEPHONE OR BY INTERNET, OR COMPLETE, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY CARD.

BARNES & NOBLE, INC.
122 Fifth Avenue
New York, New York 10011

PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 3, 2008

INTRODUCTION

This Proxy Statement and enclosed Proxy Card are being furnished commencing on or about April 24, 2008 in connection with the solicitation by the Board of Directors of Barnes & Noble, Inc., a Delaware corporation (the "Company"), of proxies for use at the annual meeting of stockholders to be held on June 3, 2008 (the "Meeting") for the purposes set forth in the accompanying Notice of Annual Meeting of Stockholders. Any proxy given pursuant to such solicitation and received in time for the Meeting will be voted as specified in such proxy. If no instructions are given, proxies will be voted **FOR** the election of the nominees listed below under the caption "Election of Directors — Information Concerning the Directors and Nominees — Nominees for Election as Director," **FOR** the ratification of the appointment of BDO Seidman, LLP as independent certified public accountants for the Company's fiscal year ending January 31, 2009 (collectively, the "Proposals"), and in the discretion of the proxies named on the Proxy Card with respect to any other matters properly brought before the Meeting and any adjournments thereof. Any proxy may be revoked by written notice received by the Corporate Secretary of the Company at any time prior to the voting thereof by submitting a subsequent proxy or by attending the Meeting and voting in person.

Only holders of record of the Company's voting securities as of the close of business on April 16, 2008 are entitled to notice of and to vote at the Meeting. As of the record date, 54,811,164 shares of Common Stock, par value $.001 per share ("Common Stock"), were outstanding. Each share of Common Stock entitles the record holder thereof to one vote on each of the Proposals and on all other matters properly brought before the Meeting. The presence of a majority of the combined outstanding shares of Common Stock represented in person or by proxy at the Meeting will constitute a quorum.

Vote Required

The four nominees for Director receiving the highest vote totals will be elected as Directors of the Company to serve until the 2011 annual meeting of stockholders and until their respective successors are duly elected and qualified. The proposal to ratify the appointment of the Company's independent registered public accountants will require the affirmative vote of a majority of the votes cast on the proposal in person or by proxy at the Meeting.

Abstentions and Broker Non-Votes

With respect to the proposal to elect the four nominees for Director and the proposal to ratify the appointment of the Company's independent registered public accountants, abstentions and "broker non-votes" will not be included in vote totals and will have no effect on the outcome of these proposals. A "broker non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power on that matter and has not received instructions from the beneficial owner.

Abstentions and "broker non-votes" are included in determining whether a quorum is present.

It should be noted that all of the Directors and executive officers of the Company, together with principal stockholders of the Company with which they are affiliated, own or control the voting power of approximately 31.9% of the Common Stock outstanding as of April 16, 2008, and have advised the Company that they intend to vote **FOR** all of the Proposals.

A Proxy Card is enclosed for your use. YOU ARE SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS TO VOTE AND SUBMIT YOUR PROXY BY TELEPHONE OR BY INTERNET, OR COMPLETE, SIGN, DATE AND RETURN THE PROXY CARD IN THE ACCOMPANYING ENVELOPE, which is postage paid if mailed in the United States.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THE DELIVERY OF THIS PROXY STATEMENT SHALL, UNDER NO CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THIS PROXY STATEMENT.

ELECTION OF DIRECTORS

PROPOSAL 1

Information Concerning the Directors and Nominees

The Board of Directors currently consists of 10 Directors. The Directors currently are divided into three classes, consisting of four members whose terms expire at the Meeting, three members whose terms expire at the 2009 annual meeting of stockholders and three members whose terms expire at the 2010 annual meeting of stockholders.

Background information with respect to the Board of Directors and nominees for election as Directors appears below. See "Security Ownership of Certain Beneficial Owners and Management" for information regarding such persons' holdings of equity securities of the Company.

Name	Age	Director Since	Position
Leonard Riggio	67	1986	Founder and Chairman of the Board
Stephen Riggio	53	1993	Vice Chairman and Chief Executive Officer
Matthew A. Berdon*	88	1992	Director
Michael J. Del Giudice	65	1999	Director
William Dillard II	63	1993	Director
Patricia L. Higgins	58	2006	Director
Irene R. Miller	55	1995	Director
Margaret T. Monaco	60	1995	Director
William F. Reilly	69	2006	Director
Lawrence S. Zilavy	57	2006	Director

* Matthew A. Berdon is not a nominee for election and his term on the Board will expire in June 2008.

At the Meeting, four Directors will be elected, each to hold office for a term of three years and until his or her successor is elected and qualified. Stephen Riggio, Margaret T. Monaco, William F. Reilly and new nominee, George Campbell Jr., are nominees for election as Directors at the Meeting, each to hold office for a term of three years until the annual meeting of stockholders to be held in 2011. The terms of William Dillard II, Patricia L. Higgins and Irene R. Miller expire in 2009, and the terms of Leonard Riggio, Michael J. Del Giudice and Lawrence S. Zilavy expire in 2010. Each of the nominees has consented to serve, if elected. However, if any nominee is unable to stand for election, proxies may be voted for a substitute designated by the Board of Directors. Mr. William Sheluck, Jr. (deceased) was also a member of the Board during fiscal 2007, having joined the Board in 1993.

Nominees for Election as Director

The following individuals are nominees for Director at the Meeting:

Stephen Riggio has been a Director of the Company since September 1993, was appointed Vice Chairman of the Company in December 1997, and was named Chief Executive Officer of the Company in February 2002. Mr. Riggio was Chief Operating Officer of the Company from February 1995 until December 1997. Mr. Riggio is the brother of Leonard Riggio, founder, Chairman of the Board and principal stockholder of the Company.

George Campbell Jr. has been the President of The Cooper Union for the Advancement of Science and Art, an all honors college and one of America's most selective institutions of higher education, since July 2000. Prior to that, he was President and Chief Executive Officer of NACME, Inc. Mr. Campbell is also a director of Con Edison, Inc. and the New York State Foundation for Science, Technology and Innovation. He is also a trustee of the Commission on Independent Colleges and Universities (CICU), Rensselaer Polytechnic Institute, Montefiore Medical Center, the Woodrow Wilson National Fellowship Foundation, the Institute of International Education, and the New York Hall of Science. Mr. Campbell is also a Fellow of both the American Association for the Advancement of Science and the New York Academy of Sciences. Mr. Campbell is a new nominee for election as a Director of the Company. If elected, he will be a member of the Compensation Committee.

Margaret T. Monaco has been a Director of the Company since May 1995. Ms. Monaco is a member of the Audit Committee. Ms. Monaco resumed her position as Principal of Probus Advisors, a financial and management consulting firm, in October 2003. Ms. Monaco was the Chief Operating Officer of Merrill Lynch Ventures, LLC and KECALP, Inc., wholly-owned subsidiaries of Merrill Lynch & Co., Inc., from November 1999 to October 2003. She had been the Chief Administrative Officer of those entities from April 1998 to November 1999. Ms. Monaco had been the Principal of Probus Advisors from July 1993 to April 1998. Ms. Monaco is also a director of Stage Stores, Inc. and the W. P. Stewart Growth Fund.

William F. Reilly has been a Director of the Company since January 2006. Mr. Reilly is a member of the Compensation Committee. Mr. Reilly has been Chairman and Chief Executive Officer of Summit Business Media, LLC, a special interest publisher, since he founded it in November 2006. Prior to that, he was Chairman and Chief Executive Officer of F&W Publications from 2002 until he sold the company in August 2005. He served as founder, Chairman, and Chief Executive Officer of Primedia Inc., a specialty media company, from February 1990 until 1999. He also served as a member of the Board of Directors of Barnes & Noble.com from 1999 until 2004. Mr. Reilly is a member of the Board of Directors of FMC Corporation and WNET, Channel 13. He serves on the Board of Trustees of the University of Notre Dame and Harvard Business School Publications.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE <u>FOR</u> THE ELECTION OF EACH NOMINEE FOR DIRECTOR NAMED ABOVE. PROXIES SOLICITED BY THIS PROXY STATEMENT WILL BE VOTED <u>FOR</u> EACH NOMINEE NAMED ABOVE UNLESS A VOTE AGAINST A NOMINEE OR AN ABSTENTION IS SPECIFICALLY INDICATED.

Other Directors whose Terms of Office Continue after the Meeting

Leonard Riggio is the founder of the Company and has been Chairman of the Board and a principal stockholder of the Company since its inception in 1986 and was Chief Executive Officer of the Company from its inception through February 2002. Since 1965, he has been Chairman of the Board, Chief Executive Officer and the principal stockholder of Barnes & Noble College Booksellers, Inc. ("B&N College"), one of the nation's largest operators of college bookstores. Since 1985, Mr. Riggio has been Chairman of the Board and a principal beneficial owner of MBS Textbook Exchange, Inc. ("MBS"), one of the nation's largest wholesalers of college textbooks. He is also a director of GameStop Corp. ("GameStop"), a national video game retailer. Mr. Riggio is the brother of Stephen Riggio, Vice Chairman and Chief Executive Officer of the Company.

Michael J. Del Giudice has been a Director of the Company since 1999. Mr. Del Giudice serves as Chair of the Compensation Committee and as a member of the Audit Committee and the Corporate Governance and

Nominating Committee. Mr. Del Giudice is a co-founder and Senior Managing Director at Millennium Credit Markets LLC, an investment banking firm. He is Chairman of Rockland Capital Energy Investments LLC, Lead Director of the Board of Directors of Con Edison, Inc., a member of the Boards of Fusion Telecommunications Intl. and Reis, Inc., Vice Chairman of the Board of Trustees of the New York Racing Association, and a member of the Board of Advisors of Corinthian Capital Group, LLC, a private equity firm. He also serves as Chairman of the Governor's Committee on Scholastic Achievement, an educational non-profit group.

William Dillard II has been a Director of the Company since November 1993. Mr. Dillard serves as Chair of the Corporate Governance and Nominating Committee and as a member of the Compensation Committee. Mr. Dillard has been the Chief Executive Officer of Dillard's, Inc. ("Dillard's") since May 1998 and he has been a director of Dillard's since 1968. He was appointed Chairman of Dillard's in May 2002. Mr. Dillard is also a member of the JPMorganChase & Co. National Advisory Board, the JPMorganChase & Co. Dallas Region Advisory Board and a director of Acxiom Corp.

Patricia L. Higgins has been a Director of the Company since June 2006. Ms. Higgins serves as Chair of the Audit Committee and as a member of the Corporate Governance and Nominating Committee. Ms. Higgins was President, Chief Executive Officer and a director of Switch and Data Facilities Company, Inc., a leading provider of neutral interconnection and collocation services, from September 2000 to February 2004. Prior to that, she was Chairman and Chief Executive Officer of The Research Board from May 1999 to August 2000 and Vice President and Chief Information Officer of Alcoa Inc. from January 1997 to April 1999. Ms. Higgins is also a director of Travelers, Visteon and Internap. Ms. Higgins was a director of Barnes & Noble.com from 1999 to 2004.

Irene R. Miller has been a Director of the Company since May 1995. Ms. Miller serves on the Corporate Governance and Nominating Committee. Ms. Miller has been the Chief Executive Officer of Akim, Inc., an investment management and consulting firm, since July 1997. From September 1995 to June 1997, she was Vice Chairman of the Company as well as Chief Financial Officer of the Company, a position she held since September 1993. Ms. Miller is also a director of Coach, Inc., Inditex, S.A. and TD Bank Financial Group.

Lawrence S. Zilavy has been a Director of the Company since June 2006. Mr. Zilavy has served as a Senior Vice President of B&N College since May 2006. Mr. Zilavy was Executive Vice President, Corporate Finance and Strategic Planning for the Company from May 2003 to November 2004 and Chief Financial Officer of the Company from June 2002 through April 2003. Mr. Zilavy is a director of GameStop, The Hain Celestial Group, Inc. and the non-profit Community Resource Exchange, as well as a Trustee of St. Francis College in New York City.

Meetings and Committees of the Board

The Board of Directors met eight times during the fiscal year ended February 2, 2008 ("fiscal 2007"). All Directors attended at least 75% of all of the meetings of the Board of Directors. All Directors also attended at least 75% of all the meetings of the respective committees of the Board on which they served in fiscal 2007, except William F. Reilly who attended 50% of the Compensation Committee meetings (constituting 66% of all Board and Compensation Committee meetings). Based on information supplied to it by the Directors, the Board of Directors has affirmatively determined that each of George Campbell Jr., Michael J. Del Giudice, William Dillard II, Patricia L. Higgins, Irene R. Miller, Margaret T. Monaco and William F. Reilly are "independent" under the listing standards of the New York Stock Exchange (the "NYSE"), and have made such determination based on the fact that none of such persons have had, or currently have, any relationship with the Company or its affiliates or any executive officer of the Company or his or her affiliates, that would currently impair their independence, including, without limitation, any such commercial, industrial, banking, consulting, legal, accounting, charitable or familial relationship.

Special Committee. In July 2006, the Company created a Special Committee of the Board of Directors, consisting of Patricia L. Higgins, to review all of the stock option grants by the Company and the Company's wholly-owned subsidiary, Barnes & Noble.com, during the period from 1996 through 2006 and engaged independent outside counsel and an independent forensic auditor to assist in this matter. On April 2, 2007, the Special Committee presented its findings and recommendations to the Company's Board of Directors, as reported in the Company's Form 8-K filed April 4, 2007. The Special Committee indicated that the Committee and its advisors received the Company's full cooperation throughout its investigation. Regarding corporate governance, the Special Committee recommended changes to the composition of certain committees of the Board of Directors as follows:

- the Compensation Committee should be reconstituted with independent directors who were not members of this Committee during the period of the option grant practices at issue;
- the Audit Committee should add independent directors; and
- the Nominating and Corporate Governance Committee should be reconstituted to include the Chairs of the Compensation and Audit Committees as members of this Committee and be renamed the Corporate Governance and Nominating Committee.

The Company agreed with the foregoing recommendations and has implemented these changes.

The Board of Directors has three standing committees: the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee.

Audit Committee. The Audit Committee has the principal function of, among other things, reviewing the adequacy of the Company's internal system of accounting controls, the appointment, compensation, retention and oversight of the independent certified public accountants, conferring with the independent certified public accountants concerning the scope of their examination of the books and records of the Company, reviewing and approving related party transactions and considering other appropriate matters regarding the financial affairs of the Company. In addition, the Audit Committee has established procedures for the receipt, retention and treatment of confidential and anonymous complaints regarding the Company's accounting, internal accounting controls and auditing matters. The Board of Directors has adopted a written charter setting out the functions of the Audit Committee, a copy of which is available on the Company's website at www.barnesandnobleinc.com and is available in print to any stockholder who requests it, in writing to the Company's Corporate Secretary, Barnes & Noble, Inc., 122 Fifth Avenue, New York, New York 10011. Prior to May 1, 2007, the members of the Audit Committee were Mr. William Sheluck, Jr. (deceased) (Chair) and Messrs. Berdon and Del Giudice. Effective May 1, 2007, the members of the Audit Committee were Ms. Higgins (Chair), Mr. Del Giudice, Ms. Monaco and Mr. Sheluck (deceased). Currently, the members of the Audit Committee are Ms. Higgins (Chair), Mr. Del Giudice and Ms. Monaco. In addition to meeting the independence standards of the NYSE, each member of the Audit Committee is financially literate and meets the independence standards established by the Securities and Exchange Commission (the "SEC"). The Board of Directors has also determined that each member of the Audit Committee has the requisite attributes of an "audit committee financial expert" as defined by regulations promulgated by the SEC and that such attributes were acquired through relevant education and/or experience. The Audit Committee met 10 times during fiscal 2007.

Compensation Committee. The principal function of the Compensation Committee is to review and approve the compensation and employment arrangements for the Company's executive officers. The Compensation Committee is also responsible for administering the Company's 2004 Incentive Plan and 1996 Incentive Plan, each as amended, as well as the Company's 2004 Executive Performance Plan. Prior to May 1, 2007, the members of the Compensation Committee were Mr. Berdon (Chair), Ms. Monaco and Mr. Sheluck (deceased). Effective May 1, 2007, the members of the Compensation Committee are Messrs. Del Giudice (Chair), Dillard and Reilly. All members of the Compensation Committee meet the independence standards of the NYSE. The Board of Directors has adopted a written charter setting out the functions of the Compensation Committee, which is available on the Company's website at www.barnesandnobleinc.com and is available in print to any stockholder who requests it, in writing to the Company's Corporate Secretary, Barnes & Noble, Inc., 122 Fifth Avenue, New York, New York 10011. The Compensation Committee met six times during fiscal 2007.

Corporate Governance and Nominating Committee. The function of the Corporate Governance and Nominating Committee is to, among other things, seek qualified individuals to serve as Directors of the Company. The Corporate Governance and Nominating Committee also has primary responsibility for overseeing the corporate governance of the Company. The Corporate Governance and Nominating Committee was previously named the Nominating and Corporate Governance Committee. Prior to May 1, 2007, the members of the Corporate Governance and Nominating Committee were Messrs. Dillard and Sheluck (deceased). Effective May 1, 2007, the members of the Corporate Governance and Nominating Committee were Messrs. Dillard (Co-Chair), Sheluck (deceased) (Co-Chair), Del Giudice and Ms. Higgins. Currently, the members of the Corporate Governance and Nominating Committee are Mr. Dillard (Chair), Mr. Del Giudice, Ms. Higgins and Ms. Miller, all of whom meet the independence standards of the NYSE. The Board of Directors has adopted a written charter setting out the functions of the Corporate Governance and Nominating Committee, which is available on the Company's website at www.barnesandnobleinc.com and is available in print to any stockholder who requests it, in writing to the Company's Corporate Secretary, Barnes & Noble, Inc., 122 Fifth Avenue, New York, New York 10011. The Corporate Governance and Nominating Committee met four times during fiscal 2007.

Minimum Qualifications

The Company does not set specific criteria for Directors except to the extent required to meet applicable legal, regulatory and stock exchange requirements, including, but not limited to, the independence requirements of the NYSE and the SEC, as applicable. Nominees for Director will be selected on the basis of outstanding achievement in their personal careers; board experience; wisdom; integrity; ability to make independent, analytical inquiries; understanding of the business environment; and willingness to devote adequate time to Board duties. While the selection of qualified Directors is a complex and subjective process that requires consideration of many intangible factors, the Corporate Governance and Nominating Committee believes that each Director should have a basic understanding of (i) the principal operational and financial objectives and plans and strategies of the Company, (ii) the results of operations and financial condition of the Company and of any significant subsidiaries or business segments, and (iii) the relative standing of the Company and its business segments in relation to its competitors. The Corporate Governance and Nominating Committee has identified and recommended George Campbell Jr. to join the Company's Board upon election by the Company's stockholders at the Meeting.

Nominating Process

Although the process for identifying and evaluating candidates to fill vacancies and/or expand the Board will inevitably require a practical approach in light of the particular circumstances at such time, the Board of Directors has adopted the following process to guide the Corporate Governance and Nominating Committee in this respect. The Corporate Governance and Nominating Committee is willing to consider candidates submitted by a variety of sources (including incumbent Directors, stockholders (as described below), Company management and third-party search firms) when reviewing candidates to fill vacancies and/or expand the Board. If a vacancy arises or the Board decides to expand its membership, the Corporate Governance and Nominating Committee may ask each Director to submit a list of potential candidates for consideration. The Corporate Governance and Nominating Committee then evaluates each potential candidate's educational background, employment history, outside commitments and other relevant factors to determine whether he or she is potentially qualified to serve on the Board. At that time, the Corporate Governance and Nominating Committee also will consider potential nominees submitted by stockholders, if any, in accordance with the procedures described below, or by the Company's management, and if the Corporate Governance and Nominating Committee deems it necessary, retain an independent third-party search firm to provide potential candidates. The Corporate Governance and Nominating Committee seeks to identify and recruit the best available candidates, and it intends to evaluate qualified stockholder nominees on the same basis as those submitted by Board members, Company management, third-party search firms or other sources.

After completing this process, the Corporate Governance and Nominating Committee will determine whether one or more candidates are sufficiently qualified to warrant further investigation. If the process yields one or more desirable candidates, the Corporate Governance and Nominating Committee will rank them by order of preference, depending on their respective qualifications and the Company's needs. The Corporate Governance and Nominating Committee Chair will then contact the preferred candidate(s) to evaluate their potential interest and to set up interviews with the full Corporate Governance and Nominating Committee. All such interviews include only the candidate and one or more Corporate Governance and Nominating Committee members. Based upon interview results and appropriate background checks, the Corporate Governance and Nominating Committee then decides whether it will recommend the candidate's nomination to the full Board.

When nominating a sitting Director for re-election at an annual meeting, the Corporate Governance and Nominating Committee will consider the Director's performance on the Board and its committees and the Director's qualifications in respect of the criteria referred to above.

Consideration of Stockholder-Nominated Directors

The Corporate Governance and Nominating Committee also will consider potential nominees submitted by stockholders if a vacancy arises or if the Board decides to expand its membership, and at such other times as the Corporate Governance and Nominating Committee deems necessary or appropriate. Any stockholder wishing to submit a candidate for consideration should send the following information to the Company's Corporate Secretary, Barnes & Noble, Inc., 122 Fifth Avenue, New York, New York 10011: (i) stockholder's name, number of shares owned, length of period held, and proof of ownership; (ii) name, age and address of candidate; (iii) a detailed resume describing, among other things, the candidate's educational background, occupation, employment history for at least the previous five years, and material outside commitments (*e.g.*, memberships on other boards and committees, charitable foundations, etc.); (iv) a supporting statement which describes the candidate's reasons for seeking election to the Board; (v) a description of any arrangements or understandings between the candidate and the Company; and (vi) a signed statement from the candidate, confirming his or her willingness to serve on the Board. In accordance with the Company's Bylaws, in order for the Company to consider a candidate submitted by a stockholder, the Company must receive the foregoing information not less than 30 days, nor more than 60 days, prior to a meeting of the Company's stockholders for the election of Directors; provided, that if less than 40 days' notice or prior public disclosure of such meeting is given to stockholders, the Company must receive the foregoing information no later than the 10th day following the day on which notice of the date of such meeting was mailed or publicly disclosed. The Company's Corporate Secretary will promptly forward such materials to the Corporate Governance and Nominating Committee. The Company's Corporate Secretary also will maintain copies of such materials for future reference by the Corporate Governance and Nominating Committee when filling Board positions.

Corporate Governance

Corporate Governance Guidelines and Code of Business Conduct and Ethics

The Board of Directors has adopted Corporate Governance Guidelines. The Board of Directors has also adopted a Code of Business Conduct and Ethics applicable to the Company's employees, Directors, agents and representatives, including consultants. The Corporate Governance Guidelines and the Code of Business Conduct and Ethics are available on the Company's website at www.barnesandnobleinc.com. A copy of the Corporate Governance Guidelines and a copy of the Code of Business Conduct and Ethics are available in print to any stockholder who requests them, in writing to the Company's Corporate Secretary, Barnes & Noble, Inc., 122 Fifth Avenue, New York, New York 10011.

Code of Ethics for Senior Financial Officers

The Board of Directors has also adopted a Code of Ethics applicable to the Company's Chairman of the Board, Chief Executive Officer, Chief Financial Officer, and Controller, which is available on the Company's website at www.barnesandnobleinc.com. A copy of the Code of Ethics for Senior Financial Officers is available in print to any stockholder who requests it, in writing to the Company's Corporate Secretary, Barnes & Noble, Inc., 122 Fifth Avenue, New York, New York 10011.

Non-Management Directors

In accordance with the Corporate Governance Guidelines, the independent non-management Directors of the Company hold regular executive sessions without management present. The Board of Directors has determined that the Chair of the Committee responsible for the principal subject matter to be discussed at the executive session will preside at the executive session.

Communications Between Stockholders and the Board

Stockholders and other interested persons seeking to communicate with the Board should submit any communications in writing to the Company's Corporate Secretary, Barnes & Noble, Inc., 122 Fifth Avenue, New York, New York 10011. Any such communication must state the number of shares beneficially owned by the stockholder making the communication. The Company's Corporate Secretary will forward such communication to the full Board or to any individual Director or Directors (including the non-management Directors as a group) to whom the communication is directed.

Attendance at Annual Meetings

All Board members are expected to attend in person the Company's annual meetings of stockholders and be available to address questions or concerns raised by stockholders. All Directors attended the 2007 annual meeting of stockholders.

Executive Officers

The Company's executive officers, as well as additional information with respect to such persons, are set forth in the table below:

Name	Age	Position
Leonard Riggio	67	Founder and Chairman of the Board
Stephen Riggio	53	Vice Chairman and Chief Executive Officer
Mitchell S. Klipper	50	Chief Operating Officer
Marie J. Toulantis	54	Chief Executive Officer of Barnes & Noble.com
J. Alan Kahn	61	President of the Barnes & Noble Publishing Group
Joseph J. Lombardi	46	Chief Financial Officer
William F. Duffy	52	Executive Vice President of Distribution and Logistics
Mary Ellen Keating	51	Senior Vice President of Corporate Communications and Public Affairs
Jennifer M. Daniels	44	Vice President, General Counsel and Corporate Secretary
David S. Deason	49	Vice President of Barnes & Noble Development
Christopher Grady-Troia	56	Vice President and Chief Information Officer
Mark Bottini	47	Vice President and Director of Stores
Michelle Smith	55	Vice President of Human Resources
Allen W. Lindstrom	41	Vice President, Corporate Controller

Information with respect to executive officers of the Company who also are Directors is set forth in "Information Concerning the Directors and Nominees" above.

Mitchell S. Klipper has been the Chief Operating Officer of the Company since February 2002. Prior to that, he was the President of Barnes & Noble Development, the group responsible for selecting, designing and constructing new store locations, and an Executive Vice President of the Company from December 1995 to February 2002.

Marie J. Toulantis has been Chief Executive Officer of Barnes & Noble.com since February 2002. Ms. Toulantis was President and Chief Operating Officer of Barnes & Noble.com from May 2001 through February 2002. Prior to that, Ms. Toulantis was Chief Financial Officer of Barnes & Noble.com from May 1999 through May 2001. From March 1999 through May 1999, Ms. Toulantis was Chief Financial Officer of the Company, and from July 1997 through March 1999, Ms. Toulantis was Executive Vice President, Finance of the Company.

J. Alan Kahn has been the President of the Barnes & Noble Publishing Group since February 2002. Mr. Kahn was the Chief Operating Officer of the Company from December 1997 to February 2002. Prior to that, Mr. Kahn was Chief Executive Officer of B&N College.

Joseph J. Lombardi has been Chief Financial Officer of the Company since May 2003. Previously, he was Vice President and Controller of the Company from May 2002 to May 2003. Prior to joining the Company, Mr. Lombardi was Chief Financial Officer at The Museum Company, Inc. from August 1999 to May 2002. From August 1995 through July 1999, he was the Vice President and Controller of Toys 'R' Us, Inc. Prior to that, he was a Partner at Ernst & Young LLP. Mr. Lombardi is a Certified Public Accountant.

William F. Duffy has been the Executive Vice President of Distribution and Logistics for the Company since February 2002. Prior to that, he was Vice President, Operations, Fulfillment and Customer Service of Barnes & Noble.com from January 1999 to February 2002. Prior to his position at Barnes & Noble.com, he was Vice President and General Manager of the Company's mail-order catalogue and before that he was Vice President, Finance. He was also a Director of Barnes & Noble.com from its inception in February 1997 to October 1998.

Mary Ellen Keating joined the Company as Senior Vice President, Corporate Communications and Public Affairs in January 1998. Prior to that, she was an executive with Hill and Knowlton, Inc., a worldwide public relations firm, from 1991 to 1998, where she served as Executive Vice President and General Manager of Hill and Knowlton's flagship New York Office.

Jennifer M. Daniels has been Vice President, General Counsel and Corporate Secretary of the Company since August 2007. Prior to joining the Company, Ms. Daniels held senior positions in IBM's legal department, where she served as an attorney for over 16 years, including: Vice President, Assistant General Counsel, and Chief Trust and Compliance Officer with worldwide responsibility for IBM's legal and regulatory compliance; Vice President and Assistant General Counsel for Litigation; and Vice President and General Counsel, IBM Americas. Ms. Daniels serves as Trustee of the Greenwich Country Day School.

David S. Deason joined the Company in January 1990 as a Director of Real Estate and became Vice President of Barnes & Noble Development in January 1997. Mr. Deason serves as a board member of Creative Learning 4 Kids, a nonprofit educational charity that provides tutorial services and mentoring for children.

Christopher Grady-Troia has been the Chief Information Officer of the Company since October 2004. Prior to that, he was Vice President of Information Technology from May 2002 to October 2004. Mr. Troia began his career with the Company as a Systems Manager in 1993. Prior to that, he was Assistant Director of Information Technology at Ann Taylor Stores Corporation and a Director of Application Development at Lord & Taylor.

Mark Bottini has been the Vice President and Director of Stores of the Company since October 2003. Prior to that, he was a Regional Director of the Company in New York from December 2000 to October 2003. Mr. Bottini served as a Regional Director of the Company in Chicago from April 1999 to December 2000 and a

District Manager of the Company in New York from September 1995 to April 1999. Mr. Bottini began his career with the Company as a District Manager for B. Dalton Bookseller from October 1991 to September 1995.

Michelle Smith became Vice President of Human Resources of the Company in November 1996. Ms. Smith joined the Company in September 1993 as Director of Human Resources. Ms. Smith is a member of the Society for Human Resource Management and serves on the Health and Employee Benefits Committee and Employment Law Committee of the National Retail Federation.

Allen W. Lindstrom has been Vice President, Corporate Controller of the Company since November 2007. Prior to joining the Company, Mr. Lindstrom was Chief Financial Officer at Liberty Travel, Inc. from April 2002 to November 2007. From April 2000 to April 2002, he was Financial Controller of The Museum Company, Inc. Prior to that, he held various positions at Toys 'R' Us, Inc. from February 1993 to April 2000. Mr. Lindstrom is a Certified Public Accountant.

The Company's officers are elected annually by the Board of Directors and hold office at the discretion of the Board of Directors.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding the beneficial ownership of shares of Common Stock, as of April 16, 2008, by each person known by the Company to own beneficially more than five percent of the Company's outstanding Common Stock, by each Director and nominee for Director, by each executive officer named in the Summary Compensation Table contained in "Executive Compensation," and by all Directors and executive officers of the Company as a group. Except as otherwise noted, each person named in the table has sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by him, her or it.

Name and Address of Beneficial Owner	Shares Beneficially Owned(1)	Percent of Shares Beneficially Owned(1)
Leonard Riggio c/o Barnes & Noble, Inc. 122 Fifth Avenue New York, New York 10011	18,839,295(2)	31.9%
Pershing Square Capital Management, L.P. 888 Seventh Avenue New York, New York 10019	6,540,451(3)	11.3%
Stephen Riggio	2,479,530(4)	4.1%
Mitchell S. Klipper	1,036,114(5)	1.8%
Marie J. Toulantis	447,141(6)	*
J. Alan Kahn	298,808(7)	*
William F. Duffy	154,602(8)	*
Matthew A. Berdon	142,313(9)	*
William Dillard II	103,619(10)	*
Margaret T. Monaco	95,466(11)	*
Joseph J. Lombardi	62,275(12)	*
Michael Del Giudice	47,652(13)	*
Irene R. Miller	37,007(14)	*
Patricia L. Higgins	18,231(15)	*
Lawrence S. Zilavy	18,231(16)	*
William F. Reilly	3,116(17)	*
George Campbell Jr.	— (18)	—
All directors and executive officers as a group (21 persons)	23,166,591(19)	36.9%

* Less than 1%.

(1) Shares of Common Stock that an individual or group has a right to acquire within 60 days after April 16, 2008, pursuant to the exercise of options, warrants or other rights, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for computing the percentage ownership of any other person or group shown in the table.

(2) Includes (i) 5,467,934 shares owned by B&N College (Mr. Riggio owns all of the voting securities of B&N College), (ii) 1,241,500 shares owned by The Riggio Foundation, a charitable trust established by Mr. Riggio, with himself and his wife as trustees, (iii) 990,740 shares issuable upon the exercise of stock options, 964,202 of which are held for the benefit of Stephen Riggio by agreement dated July 24, 2002, as amended, (iv) 22,560 restricted shares, and (v) 712,473 shares held in a rabbi trust established by the Company for the benefit of Mr. Riggio pursuant to a deferred compensation arrangement. Under the arrangement, Mr. Riggio is entitled to 712,473 shares of Common Stock within 30 days following the earliest of: (i) his death; (ii) a sale of all or substantially all of the assets of the Company; or (iii) a sale of a "controlling interest" in the Company (defined as 40% or more of the Company's outstanding Common Stock). The shares of Common Stock owned by Mr. Riggio are, and in the future may be, pledged as collateral for certain loans, including loans which were used to purchase Common Stock. The failure of Mr. Riggio to repay such loans, together with any sale by the pledgees of the pledged Common Stock, could result in a change of control of the Company.

(3) This information is based upon a Schedule 13G filed with the SEC in September 2007.

(4) Of these shares, 2,379,545 are issuable upon the exercise of stock options, including 964,202 of which are held by Leonard Riggio for the benefit of Stephen Riggio by agreement dated July 24, 2002, as amended, and 46,132 are restricted shares.

(5) Of these shares, 851,814 are issuable upon the exercise of stock options and 112,689 are restricted shares.

(6) Of these shares, 345,171 are issuable upon the exercise of stock options and 70,666 are restricted shares.

(7) Of these shares, 288,740 are issuable upon the exercise of stock options and 6,364 are restricted shares.

(8) Of these shares, 147,543 are issuable upon the exercise of stock options and 4,876 are restricted shares.

(9) Of these shares, 71,612 are issuable upon the exercise of stock options and 2,681 are restricted shares.

(10) Of these shares, 99,918 are issuable upon the exercise of stock options and 2,681 are restricted shares.

(11) Of these shares, 85,765 are issuable upon the exercise of stock options and 2,681 are restricted shares.

(12) Of these shares, 2,070 are issuable upon the exercise of stock options and 19,288 are restricted shares.

(13) Of these shares, 44,536 are issuable upon the exercise of stock options and 2,681 are restricted shares.

(14) Of these shares, 33,306 are issuable upon the exercise of stock options and 2,681 are restricted shares.

(15) Of these shares, 15,000 are issuable upon the exercise of stock options and 2,681 are restricted shares.

(16) Of these shares, 15,000 are issuable upon the exercise of stock options and 2,681 are restricted shares.

(17) Of these shares, 2,681 are restricted shares.

(18) George Campbell Jr. is a new nominee for the Board this year.

(19) Of these shares, 4,634,210 are issuable upon the exercise of stock options and 400,516 are restricted shares.

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis summarizes the Company's philosophy and objectives regarding the compensation of its Chairman, Chief Executive Officer, Chief Financial Officer and the executive officers named in the Summary Compensation Table (collectively, the "named executive officers"), including how the Company determines elements and amounts of executive compensation. The following Compensation Discussion and Analysis should be read in conjunction with the report of the Compensation Committee of the Board of Directors (the "Committee") which immediately follows below.

Overview of Compensation Program

The Committee has the responsibility for establishing, implementing and overseeing the Company's compensation program for the named executive officers. The Committee reviews and approves the Company's compensation principles and the compensation of the named executive officers.

Compensation Principles

The Company's compensation program for the named executive officers is based upon the following guiding principles:

1. **Pay for performance** — The compensation program is designed to reward the named executive officers for attaining established goals that require the dedication of their time, efforts, skills and business experience to the success of the Company and the maximization of stockholder value. The compensation program is designed to reward both annual and long-term performance. Annual performance is rewarded through salary and annual bonus and is measured principally by the Company's EBITDA (earnings before interest, taxes, depreciation and amortization). Long-term performance is rewarded through stock awards, including stock options or restricted stock awards ("stock awards"), the value of which are measured in the performance of the Company's stock price.
2. **Pay competitively** — The compensation program is designed to be competitive relative to similarly situated executives at peer companies and to allow the Company to attract and retain individuals whose skills are critical to the current and long-term success of the Company.
3. **Align pay to business objectives and long-term strategy** — The compensation program is designed to reward and motivate the named executive officers' individual and team performance in attaining business objectives and maximizing stockholder value. Compensation awards are based on the fundamental principle of aligning the long-term interests of the named executive officers with those of the Company's stockholders.

Role of Executive Officers in Compensation Decisions for the Named Executive Officers

The Chairman and the Chief Executive Officer annually review the performance of each of the other named executive officers. The performance of the Chairman and the Chief Executive Officer is reviewed annually by the Committee. The Chairman's and the Chief Executive Officer's compensation recommendations reached following these reviews are presented to the Committee, together with the Chairman's compensation recommendations with respect to the Chief Executive Officer. The Committee considers all key elements of compensation separately and also reviews the full compensation package afforded by the Company to the named executive officers, including insurance and other benefits. In accordance with the Company's compensation principles, the Committee considers the full compensation package provided to the named executive officers in light of: (1) the Company's business performance; (2) the performance of the Company's stock price; and (3) the compensation provided by the Company's peers. Based on its judgment and expertise, the Committee can exercise its discretion in modifying any or all recommended elements of compensation or awards to the named executive officers. The Committee also reviews recommendations regarding stock awards to all executive officers of the Company.

Retention of Consultants

The Committee has retained compensation consultants as more fully described below. The Committee has established procedures that it considers adequate to ensure that the advice of these consultants to the Committee remains objective and is not influenced by the Company's management. All of the decisions with respect to determining the amount or form of executive and director compensation under the Company's executive and director compensation programs are made by the Committee alone and may reflect factors and considerations other than the information and advice provided by the compensation consultants.

In the second quarter of 2007, the Committee retained Mercer (US) Inc. ("Mercer") to provide information, analyses and advice regarding executive and director compensation, as described below. The Mercer consultant who performs these services reports directly to the Committee Chair. The Company also retains Mercer and its related entities to perform other services.

At the Committee's direction, Mercer provided the following services for the Committee during fiscal 2007:

- Conducted a review of director compensation, including an evaluation of director compensation relative to the Company's peers;
- Conducted an evaluation of the competitive positioning of the Company's named executive officers' base salaries, annual incentive and long-term incentive compensation relative to its peers and the broader industry;
- Conducted an assessment of the alignment of Company compensation levels relative to performance of the Company against its peers and relative to the Company's articulated compensation principles;
- Provided ongoing advice as needed on the design of the Company's compensation program; and
- Assisted with the preparation of the Compensation Discussion and Analysis for this proxy statement.

In the course of conducting its activities, Mercer attended two meetings of the Committee and presented its findings and recommendations for discussion. With the consent of the Committee Chair, Mercer may, from time to time, contact the Company's executive officers for information necessary to fulfill its assignments and may make reports and presentations to and on behalf of the Committee that the executive officers also receive.

The Committee retained Frederic W. Cook & Co., Inc. ("Frederic W. Cook") in 2004 to assist in identifying an appropriate peer group in making compensation decisions, to analyze the direct and indirect elements of compensation (both separately and in the aggregate) of the named executive officers relative to the peer group, and to advise on developing trends in executive compensation. In determining the peer group, the Committee and Frederic W. Cook looked to retailers with similar characteristics to the Company. The peer group used by the Committee and Frederic W. Cook consisted of Autozone, Bed Bath & Beyond, Borders Group, Circuit City Stores, Dollar General, Kohl's, Limited Brands, Office Depot, OfficeMax, RadioShack, Toys 'R' Us and Williams-Sonoma. In this analysis, comparative compensation was reviewed for each named executive officer at two levels — those with similar titles and those ranked similarly within the compensation structure of the peer group. This is in recognition of the fact that titles and related responsibilities vary significantly from company to company. Reviewing comparative compensation based on compensation level exclusive of title provided a broader perspective in making compensation decisions. The Committee also retained Frederic W. Cook in 2006 to assist in the preparation of the Compensation Discussion and Analysis for the Company's proxy statement dated April 23, 2007.

Establishment of Competitiveness

A new peer group analysis was not conducted in setting 2007 compensation levels for the named executive officers. The Committee chose not to conduct a new peer group benchmark for 2007 because annual salaries for the named executive officers were not modified in 2007 except: (1) a decrease in the annual salary of Leonard

Riggio from $500,000 in 2006 to $300,000 in 2007; and (2) a 3.6% increase in the annual salary of William F. Duffy. In 2008, with the assistance of Mercer, the Company and the Committee are continuing to assess the composition and size of the Company's peer group and to evaluate the competitive positioning of the Company's named executive officers' base salaries, annual incentive and long-term incentive compensation relative to its peers and the broader industry.

Key Elements of Compensation

The Company has entered into employment agreements with its Chief Executive Officer and Chief Operating Officer, and with the Chief Executive Officer of its subsidiary barnesandnoble.com llc ("Barnes & Noble.com"), which establish minimum levels of compensation. These employment agreements, which cover certain key elements of the Company's executive compensation package, as well as severance and termination benefits, are discussed below (see "Employment Agreements").

Consistent with the Company's compensation principles, the following elements make up the compensation of the named executive officers:

- **Base Salary**
- **Performance-based Annual Bonus**
- **Long-term equity: Restricted Stock**
- **Discretionary Awards**
- **Retirement, Other Benefits and Limited Perquisites**

The mix of compensation between these elements is designed to strike the appropriate balance by rewarding annual performance in a competitive marketplace while also aligning the long-term interests of the Company's named executive officers with those of the Company's stockholders. Set out below are pie charts showing the overall compensation mix for each of the Chairman of the Board, the Chief Executive Officer and the weighted average mix for the remaining named executive officers.


Chairman of the Board
Fiscal 2007 Compensation
All Other Comp
2%
Salary
32%
Bonus
49%
Stock Awards
17%
There were no Discretionary Awards in 2007.

Chief Executive Officer
Fiscal 2007 Compensation


All Other Comp
2%
Salary
24%
Stock Awards
8%
Bonus
66%

There were no Discretionary Awards in 2007.

Weighted Average Mix of Other Named Executive Officers
Fiscal 2007 Compensation


All Other Comp
10%
Salary
23%
Bonus
40%
Stock Awards
27%

There were no Discretionary Awards in 2007.

Base Salaries

The Company pays its named executive officers a base salary to provide them with a minimum guaranteed compensation level for their annual services. A named executive officer's base salary is determined by evaluating the responsibilities of the position held, the individual's experience and the competitive marketplace for executive talent. The base salary is intended to be competitive with base salaries paid to executive officers at peer group companies with comparable qualifications, experience and responsibilities.

The base salaries of the named executive officers are established by the Committee by the end of the first quarter of each fiscal year. The Committee met on March 13, 2007 to establish the base salaries for fiscal 2007 for Leonard Riggio, Chairman; Stephen Riggio, Chief Executive Officer; Mitchell S. Klipper, Chief Operating Officer; Marie J. Toulantis, Chief Executive Officer of Barnes & Noble.com; Joseph J. Lombardi, Chief Financial Officer; and William F. Duffy, Executive Vice President, Distribution and Logistics. Stephen Riggio,

Mitchell S. Klipper and Marie J. Toulantis are each entitled to the minimum base salaries set forth in their employment agreements (see "Employment Agreements" below). In setting salaries for fiscal 2007, the Committee considered the following:

- The responsibilities of the executive officer and how successful he or she was in carrying out those responsibilities.
- The industry-wide environment within which those responsibilities were being carried out.
- Whether the executive officer had received salary increases within the past few years and the amount of any such increases.
- The salaries of executive officers at peer companies, both in terms of comparable responsibilities and comparable compensation rank within the peer company.
- The salary increases to be given to other named executive officers.
- The recommendations of the Company's Chairman and Chief Executive Officer.

Performance-based Annual Bonuses

In addition to a base salary, each named executive officer is eligible for a performance-based annual bonus. The Company has chosen to include performance-based annual bonuses as a material element in its compensation plan, representing 49% of aggregate compensation for the Chairman, 66% of aggregate compensation for the Chief Executive Officer, and 40% of the weighted average aggregate compensation for the other named executive officers in fiscal 2007. The annual bonus is designed to motivate individual and team performance in attaining the current year's performance goals and business objectives.

Bonuses for the named executive officers are determined by the Committee based upon the attainment of EBITDA (earnings before interest, taxes, depreciation and amortization) targets established by the Committee by the end of the Company's first fiscal quarter, subject to the adjustments to operating income described below. The EBITDA targets are set in accordance with the Company's annual budget and financial goals. The Committee chose EBITDA (as adjusted for certain legal and distribution center closing costs) as an appropriate measure because of the importance of margin performance in the highly competitive retail marketplace and because it closely aligns performance-based bonuses with the interests of stockholders. During the first fiscal quarter of 2007, the Committee established an EBITDA target for each named executive officer. Leonard Riggio, Stephen Riggio and Marie J. Toulantis were each given the same EBITDA target based on the EBITDA of the Company on a consolidated basis (the "Consolidated 2007 EBITDA Target"). Mitchell S. Klipper, Joseph J. Lombardi and William F. Duffy were each given the same EBITDA target based on the EBITDA of the Company's bookstores (the "Bookstore 2007 EBITDA Target"). The Consolidated 2007 EBITDA Target and the Bookstore 2007 EBITDA Target are collectively referred to as the "2007 Targets." The 2007 Targets were set to align each executive's bonus most closely with his or her business area of responsibility. For fiscal 2007, the Committee also concurrently established a designated percentage of base salary as the amount of the minimum bonus if the respective 2007 Target was achieved, as well as a sliding scale that increased or decreased that percentage based on the extent to which the respective Target was missed, attained or exceeded. The sliding scale provided for no bonus payout if the named executive officer achieved less than 85% of his or her respective 2007 Target and for a maximum bonus payout, as more fully described below, if the named executive officer achieved 106% or more of his or her respective 2007 Target.

Bonus levels were determined by the Committee after receiving the recommendations of the Chairman and the Chief Executive Officer. Generally, the Committee sets the targets such that the relative difficulty of achieving the targets is consistent from year to year. In the last six years, the Company has missed the target once, achieved the target three times, and exceeded the target twice. The Consolidated 2007 EBITDA Target was $368.8 million.

In the case of Leonard Riggio, Stephen Riggio, Mitchell S. Klipper and Marie J. Toulantis, each was entitled to receive a bonus of 150% of base salary for achieving between 98% and 102% of their respective 2007 Targets. They were entitled to receive an additional 25% of base salary for achieving 106% or more of their respective 2007 Targets. In the case of Joseph J. Lombardi, he was entitled to receive a bonus of 100% of his base salary for achieving between 98% and 102% of his 2007 Target and was entitled to receive an additional 25% of base salary for achieving 106% or more of his respective 2007 Target. In the case of William F. Duffy, he was entitled to receive a bonus of 40% of his base salary for achieving between 98% and 102% of his 2007 Target and was entitled to receive an additional 3.6% of base salary for achieving 106% or more of his 2007 Target.

For fiscal 2007, the Committee provided for the bonuses for Leonard Riggio, Stephen Riggio, Mitchell S. Klipper and Marie J. Toulantis to be payable 50% in cash and 50% in restricted stock vesting in equal annual installments over three years. For fiscal 2007, the Committee provided for the bonuses for Joseph J. Lombardi and William F. Duffy to be payable in cash.

The same bonus percentages apply for bonuses for the fiscal year ending January 31, 2009 ("fiscal 2008"), except that: (1) the threshold for each named executive officer to achieve his or her respective fiscal 2008 target has been changed from a range of 98% to 102% to a range of 96% to 104% and the threshold for each named executive officer to receive the maximum bonus payout has been raised from 106% or more to 108% or more, (2) Joseph J. Lombardi will be entitled to receive a minimum bonus of 150% of his base salary for achieving between 96% and 104% of his fiscal 2008 target and will be entitled to receive an additional 25% of base salary for achieving 108% or more of his fiscal 2008 target; (3) William F. Duffy will be entitled to receive a minimum bonus of 40% of his base salary for achieving between 96% and 104% of his fiscal 2008 target and will be entitled to receive an additional 3.0% of base salary for achieving 108% or more of his fiscal 2008 target. In addition, acknowledging the continued integration of the Company's business as a multi-channel retailer, the named executive officers' fiscal 2008 targets will all be the same and based on the EBITDA of the Company on a consolidated basis, with the exception of William F. Duffy, whose fiscal 2008 target will be based 20% on the consolidated EBITDA, 30% on bookstore EBITDA and 50% on personal goals related to operational metrics associated with the Company's distribution center. Bonuses to all of the named executive officers for fiscal 2008 will be paid in cash.

In addition, upon the recommendation of the Chairman, the Committee also granted Stephen Riggio, Mitchell S. Klipper and Marie J. Toulantis a bonus for fiscal 2007, based on their achievement of their respective 2007 Targets referred to above, equal to a percentage of the per share dividend that each executive would have received on their shares of common stock for which they have stock options that is the same percentage as the respective named executive officer's annual bonus payout percentage, capped at 100% of the dividend. This bonus was intended to provide incentives to these executives both to achieve their respective 2007 Targets as well as to retain their stock options in the Company. The Committee has also approved this same bonus for Stephen Riggio, Mitchell S. Klipper and Marie J. Toulantis for fiscal 2008.

To preserve the deductibility of bonuses for purposes of Section 162(m) of the Internal Revenue Code, under the Company's stockholder-approved 2004 Executive Performance Plan (the "Bonus Plan"), the named executive officers are entitled to a maximum performance-based bonus equal to a designated percentage of the Company's "operating income," which is defined in the Bonus Plan as gross profit minus operating expenses of the Company and its subsidiaries on a consolidated basis, without regard to (a) restructurings, discontinued operations, extraordinary items and other unusual or non-recurring charges, (b) events not directly related to the operations of the Company or not within the reasonable control of the Company's management, or (c) changes in accounting standards required by generally accepted accounting principles. Under the Bonus Plan, the aggregate designated bonus percentage for the named executive officers may not exceed five percent of operating income. For fiscal 2007, the Committee allocated that five percent as follows: 1.3% for Stephen Riggio, Mitchell S. Klipper and Marie J. Toulantis, and 0.55% for Joseph J. Lombardi and William F. Duffy (or any executive officer who replaced Mr. Duffy as a named executive officer in the next year's Proxy Statement). For fiscal 2007, the Company's operating earnings under the Bonus Plan were $224 million. For fiscal 2008, the Committee modified those percentages to 1.3% for Stephen Riggio and Mitchell S. Klipper, 1.0% for Marie J. Toulantis and Joseph J. Lombardi and 0.4% for William F. Duffy (or any executive officer who replaces Mr. Duffy as a named executive officer in next year's Proxy Statement).

Set out below is a chart showing maximum, target and minimum bonus percentages for the named executive officers for 2007.

2007 Annual Incentive Awards

Name	Target Payout as a % of Salary	Payout Range as a % of Salary	Target Bonus Award	Maximum Award	Actual Award	Actual Award as a % of Salary
Leonard Riggio	150%	0-175%	$ 450,000	$ 525,000	$ 525,000	175%
Stephen Riggio	150%	0-175%	$1,200,000	$1,400,000	$1,400,000	175%
Mitchell S. Klipper	150%	0-175%	$1,200,000	$1,400,000	$1,400,000	175%
Marie J. Toulantis	150%	0-175%	$ 975,000	$1,137,500	$1,137,500	175%
Joseph J. Lombardi	100%	0-125%	$ 600,000	$ 750,000	$ 750,000	125%
William F. Duffy	40%	0-43.6%	$ 174,000	$ 189,660	$ 189,660	43.6%

Long-term Equity: Restricted Stock

The Company chooses to grant long-term awards, currently in the form of restricted stock, to align the interests of the named executive officers with the interests of the Company's stockholders. Additionally, long-term awards offer the named executive officers an incentive for the achievement of superior performance over time and foster their retention. Grants of long-term awards are made to the named executive officers under the Company's stockholder-approved 2004 Incentive Plan (the "Incentive Plan").

As indicated above, for fiscal 2007, 50% of the performance-based bonus to Leonard Riggio, Stephen Riggio, Mitchell S. Klipper and Marie J. Toulantis was paid in the form of restricted stock vesting in equal annual installments over three years. In addition, Mitchell S. Klipper and Marie J. Toulantis were granted 33,333 and 16,666 shares of restricted stock, respectively, as a result of achieving their respective 2007 Targets, also vesting in equal annual installments over three years, and they are entitled to the same grant if they achieve their targets for fiscal 2008.

In addition to the performance-based grants described above, the Company grants restricted stock to its named executive officers as part of the Company's broad-based annual grant to Company employees under the Incentive Plan. Beginning in the fiscal year ending January 28, 2006 ("fiscal 2005"), the Committee determined that the Company should grant restricted stock as the annual long-term incentive award, as opposed to stock options, which was the prior preferred award. The Committee believes that the use of restricted stock as opposed to stock options results in less dilution to stockholders, while accomplishing similar objectives — value creation through stock price appreciation and alignment of stockholder and executive officer interests. In addition, the Committee believes that restricted stock is a preferred compensation element given the growth profile of the Company.

The Committee meets within the first fiscal quarter each year to approve the annual grants of restricted stock. Awards are granted to the named executive officers, other executive officers and eligible full-time employees based on a formula keyed to a percentage of salary. For the named executive officers for fiscal 2007, the percentage was 15%.

Historical Stock Option Grants

Previously the Company granted stock options as its preferred long-term incentive tool. In July 2006, the Company created a Special Committee of the Board of Directors (the "Special Committee") to review all of the stock option grants by the Company and the Company's wholly-owned subsidiary, Barnes & Noble.com, during the period from 1996 through 2006 and engaged independent outside counsel and an independent forensic auditor to assist in this matter. On April 2, 2007, the Special Committee presented its findings and recommendations to the Company's Board of Directors, as reported in the Company's Form 8-K filed April 4, 2007. The Special Committee indicated that the Committee and its advisors received the Company's full cooperation throughout its investigation.

The Special Committee determined that there were instances where historical option grants were misdated. In connection with this review, in December 2006, the Board members and all current Section 16 officers holding options unvested as of December 31, 2004 voluntarily agreed to reprice such options to an exercise price determined to be the appropriate fair market value by the Special Committee. All incorrectly dated and unexercised stock options issued to current Section 16 officers and directors of the Company other than hiring grants were repriced to reflect the greater of the original grant price or the price appropriate to the measurement date as determined by the Special Committee. The Board members and Section 16 officers did not receive cash payments to compensate them for the increase in exercise price due to their voluntary agreements to reprice such options. The total difference in exercise price as a result of the re-pricing of these unexercised options was approximately $2.64 million.

Consistent with the Special Committee's recommendation that all incorrectly dated and unexercised options issued to current Section 16 officers be repriced, current Section 16 officers who had exercised incorrectly dated options agreed to voluntarily repay to the Company the difference in the price at which the stock options were exercised and the price at which the Special Committee believes the stock options should have been priced, net of any allocable portion of income taxes paid in connection with such exercise. The total amount voluntarily repaid to the Company by Section 16 officers was approximately $1.98 million, prior to any netting of allocable income taxes.

Holders of incorrectly dated options that vested after December 31, 2004 and were exercised in 2006 were subject to penalty taxes under Section 409A of the Internal Revenue Code ("Section 409A"). The Company reimbursed Section 16 officers who voluntarily repaid the Company if they were subject to these penalty taxes. The Board approved payment to such executives who were subject to Section 409A taxes in connection with exercised options in an amount equal to the cost of the Section 409A penalty tax, any interest or penalties, plus an amount to offset the associated income tax consequences of the reimbursement payments. In reaching this decision, the Board took into consideration, among other factors, the fact that the applicable taxes under Section 409A far exceeded the amount of any possible enrichment to such officers as a result of improper grant dating and the agreement by such officers to repay the amount of any enrichment as a result of the improper dating. The aggregate cost of the payments to such officers, including the gross-up amounts, was approximately $960,000, not taking into account interest and penalties.

Consistent with the recommendation of the Special Committee, the Board implemented improvements to the stock option grant process to the extent options are used as a compensation tool. The Special Committee recommended and the Board resolved that responsibility for oversight of the process related to the issuance of stock options be vested in the Chief Financial Officer, with assistance from the Vice President of Human Resources. The Company implemented internal procedures to improve communication between the Human Resources and Finance Departments, enhanced interaction with the Company's external auditors and counsel, enhanced the interaction between internal and external auditors, and promoted periodic reviews of procedures for stock option grants.

The Special Committee recommended and the Board established a policy that all stock options be priced where possible on the date of a meeting, either in person or telephonically, of the Compensation Committee. Stock options, if granted, are granted by the Compensation Committee with an exercise price equal to the closing price of the Company's Common Stock as reported on the NYSE on the date of the grant. In addition, the Board established a policy that all restricted stock grants approved by the Committee will have specific grant dates documented in the minutes of the meeting of the Compensation Committee at which such grant or grants are approved.

The Company has vested responsibility for all internal accounting and finance functions in the Company's Chief Financial Officer. The Chief Financial Officer has been instructed to review periodically the Company's equity awards processes, document the results of such review and to report these results to the Compensation and Audit Committees.

Discretionary Awards

From time to time the Committee may approve discretionary awards for the named executive officers in recognition of efforts that are beyond the normal requirements of their assigned duties or as further incentive for continued employment. No discretionary awards were granted to the named executive officers in fiscal 2007.

Other Considerations

Retirement Benefits

Each of the named executive officers is entitled to participate in the Company's tax-qualified defined contribution 401 (k) plan on the same basis as all other eligible employees. The Company matches the contributions of participants, subject to certain criteria. Under the terms of the 401(k) plan, as prescribed by the Internal Revenue Code, the 401(k) contribution of any participating employee is limited to a maximum percentage of annual pay or a maximum dollar amount ($15,500 for 2007) subject to a $5,000 increase for participants who are age 50 or older). The amount of the Company's matching payments for each of the named executive officers is set forth in Note 7 to the Summary Compensation Table.

As of December 31, 1999, substantially all employees of the Company were covered under the Company's Employees' Retirement Plan (the "Retirement Plan"). The Retirement Plan is a defined benefit pension plan. As of January 1, 2000, the Retirement Plan was amended so that employees no longer earn benefits for subsequent service. Subsequent service continues to be the basis for vesting of benefits not yet vested at December 31, 1999 and the Retirement Plan will continue to hold assets and pay benefits.

A participant's annual benefit is determined for an employee, including an officer, generally as (i) 0.7% of the participant's average annual pay as determined in accordance with the Retirement Plan up to Social Security-covered compensation, multiplied by the participant's years of credited service, plus (ii) 1.3% of the participant's average annual pay as determined in accordance with the Retirement Plan in excess of Social Security-covered compensation, multiplied by the participant's years of credited service. A participant's maximum benefit is limited, pursuant to Section 415 of the Internal Revenue Code, to $130,000, indexed annually. For 1999, compensation recognized under the Retirement Plan was limited to $160,000.

Credited years of service under the Retirement Plan as of February 2, 2008 for the named executive officers are: Stephen Riggio — 13 years; Mitchell S. Klipper — 11.25 years; Marie J. Toulantis — 4 years; and William F. Duffy — 7 years. Leonard Riggio and Joseph J. Lombardi are not participants in the Retirement Plan.

The estimated pension benefits to be made by the Company to the named executive officers are set forth in the Table entitled "Pension Benefits Table" on page 28 of this Proxy Statement.

Deferred Compensation Plan

The Company has a Deferred Compensation Plan that permits Company employees making an annual salary in excess of $160,000 ($130,000 prior to May 1, 2006) to elect to defer receipt of up to 50% of their annual salary and up to 100% of their annual bonus. Participants may elect to have deferred amounts paid after one of the following events: (1) retirement; (2) termination of employment; or (3) the beginning of a designated year, not earlier than three years after the deferral is made, and not later than the year in which the participant would attain the age of 70-1/2. This plan allows employees, if they so choose, to save for retirement.

Amounts paid to a participant under the Deferred Compensation Plan are paid in a lump sum, except in the case of retirement, where a participant may elect to have payments made in equal annual installments for a period of up to 15 years. Amounts in the Deferred Compensation Plan may be withdrawn by a participant at any time subject to a 10% penalty, which may be waived by the Committee in the case of financial hardship.

William F. Duffy is the only named executive officer who participates in the Deferred Compensation Plan. See the table entitled "Non-Qualified Deferred Compensation" on page 29 of this Proxy Statement.

Limited Perquisites

The Company does not have a formal program providing perquisites to its executive officers. Messrs. Stephen Riggio and Klipper and Ms. Toulantis are entitled to the limited perquisites set forth in their employment agreements, as described below. (See "Employment Agreements").

The perquisites received by the named executive officers are set forth in Note 7 of the Summary Compensation Table.

Employment Agreements

The Company has entered into employment agreements with Stephen Riggio, Mitchell S. Klipper and Marie J. Toulantis. The terms of the employment agreements for Messrs. Stephen Riggio and Klipper commenced on February 18, 2002, continued for a period of three years thereafter, and now renew each year automatically for one year unless either party gives notice of non-renewal at least six months prior to automatic renewal. The initial term of the employment agreement for Ms. Toulantis commenced on March 9, 2005 and continued through March 9, 2008, with automatic annual one-year renewals thereafter unless either party gives notice of non-renewal at least six months prior to automatic renewal. The Committee will review these agreements on an annual basis to assess their continued competitiveness.

Stephen Riggio's minimum annual salary during the term of his employment under the employment agreement can be no less than $650,000. Mitchell S. Klipper's and Marie J. Toulantis' minimum annual salary during the term of their employment under their respective employment agreements can be no less than $600,000. For Messrs. Stephen Riggio and Klipper, minimum annual bonus compensation will be based on the formula and targets established under and in accordance with the Bonus Plan. For Ms. Toulantis, minimum annual bonus compensation is based on the zero to 175% of the base salary formula set forth above for pre-set targets established under the Bonus Plan. Ms. Toulantis' employment agreement also provides for a $2,000,000 merger bonus, which was paid in equal installments on May 27, 2005 and May 27, 2006.

The employment agreements also provide for certain limited perquisites, including a monthly car allowance ($1,500 in the case of Messrs. Stephen Riggio and Klipper and $1,000 in the case of Ms. Toulantis), $1,000,000 of life insurance, and long-term disability (providing for monthly payments of $12,800 in the case of Messrs. Stephen Riggio and Klipper and $12,500 in the case of Ms. Toulantis) payable during the disability period through the earlier of death or the attainment of age 65. Each executive is also entitled to all other benefits afforded to executive officers and employees of the Company.

Each executive is also restricted from competing with the Company, directly or indirectly, during the term of his or her agreement and for two years after termination of employment, unless the contract is terminated by the Company (other than for cause prior to a "change of control") or by the executive for good cause (as defined in the employment agreements and as discussed below).

Change of Control/Severance Benefits in Employment Agreements

The employment agreements of Stephen Riggio, Mitchell S. Klipper and Marie J. Toulantis provide that each executive's employment may be terminated by the Company upon death, disability or for cause, and by the executive for "good cause" (defined as a material modification of duties, title or direct reports, or a material reduction in compensation and benefits, or a relocation of the Company's principal executive offices outside the New York metropolitan area). If an executive's employment is terminated due to death or disability, by the Company with cause or by the executive without good cause, the executive is entitled to payment of base salary through the date of death, disability or termination of employment.

If the executive is terminated by the Company without cause or by the executive for good cause, the executive is entitled to lump sum severance equal to two times the sum of annual salary, most recent annual bonus and the cost of annual benefits, unless such event occurred within two years following a "change of control" of the Company, in which case the executive is entitled to lump sum severance equal to three times the sum of annual salary, most recent annual bonus and the cost of annual benefits, up to the maximum severance permitted to be paid to the executive by the Company without triggering the "golden parachute" excise tax under the Internal Revenue Code. In the case of Ms. Toulantis, she also received performance-based stock options for 50,000 shares of the Company's common stock in accordance with her employment agreement, vesting in equal annual installments over four years. Under her agreement, any unvested options would immediately vest in the event of a "change of control" or upon a termination of her employment (other than by the Company for cause or by her voluntarily).

In addition, Mr. Joseph J. Lombardi is entitled to severance equal to six months' salary in the event of the termination of his employment, other than for termination for cause.

The triggering events which would result in the severance benefits and the amount of those benefits were selected to provide these named executive officers with a guaranteed level of financial protection upon loss of employment to enable them to focus on the interests of the Company and its stockholders in the event of a potential change of control. They were considered competitive with severance provisions being offered by other companies at the time the agreements were entered into. The Committee will review these agreements on an annual basis to assess their continued competitiveness.

For similar reasons, the Company's outstanding stock options and restricted stock awards, including those held by the named executive officers, vest immediately upon a "change of control" of the Company.

The estimated payments to be made by the Company to the named executive officers in the event of a change of control are set forth in the Table entitled "Potential Payments Upon Termination or Change of Control" on page 30 of this Proxy Statement.

Tax Implications

Impact of Section 162(m) of the Internal Revenue Code. In making its determinations, the Committee considers the potential impact of Section 162(m) of the Internal Revenue Code ("Section 162(m)"), which disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1,000,000 in any taxable year paid to its chief executive officer or any of its three other highest paid officers (other than the CFO) unless (i) the compensation is payable solely on account of the attainment of performance goals, (ii) the performance goals are determined by a committee of two or more outside directors, (iii) the material terms under which compensation is to be paid are disclosed to and approved by stockholders, and (iv) the determining committee certifies that the performance goals were met. Because it is in the best interests of the Company to qualify to the maximum extent possible the compensation of its executives for deductibility under applicable tax laws, the Company obtained stockholder approval in June 2004 for the Bonus Plan and the Incentive Plan, which provides for the payment of compensation in compliance with Section 162(m), and the Committee administers the Bonus Plan and the Incentive Plan in a manner intended to comply with Section 162(m). However, it is possible that one or more option grants for which revised measurement dates have been determined for accounting purposes as a result of the Special Committee review of historical stock option grants may not qualify as performance-based awards as may be determined by the Internal Revenue Service.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management and, based on such review and discussions, has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Compensation Committee[1]

Michael Del Giudice, *Chair*
William Dillard II
William F. Reilly

[1] From February 4, 2007 to April 30, 2007, the Compensation Committee consisted of Matthew A. Berdon (Chair), Margaret T. Monaco and William Sheluck, Jr. (deceased). As of May 1, 2007, the Compensation Committee consisted of Michael Del Giudice (Chair), William Dillard II and William F. Reilly.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee has ever been an employee of the Company, and none of them had a relationship requiring disclosure in this Proxy Statement under Items 404 or 407 of SEC Regulation S-K. See "Meetings and Committees of the Board — Compensation Committee."

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary (1)	Bonus(2) (Discretionary)	Stock Awards (3)	Stock Options (4)	Non-Equity Incentive Plan Comp(5)	Changes in Pension Value and Non-Qualified Deferred Comp Earnings(6)	All Other Comp (7)	Total
Leonard Riggio	2007	$338,462	$ —	$ 184,226	$ —	$ 525,000	$ —	$ 17,926	$1,065,614
Chairman	2006	$500,000	$ —	$ 161,278	$ —	$ 750,000	$ —	$ 15,228	$1,426,506
Stephen Riggio	2007	$800,000	$ —	$ 278,153	$ —	$2,249,206	$ 11,715	$ 50,072	$3,389,146
Chief Executive Officer	2006	$786,538	$ —	$ 241,866	$ —	$2,049,206	$ 1,070	$ 48,994	$3,127,674
Mitchell S. Klipper	2007	$800,000	$ —	$1,168,425	$ 334,391	$1,926,088	$ 8,421	$495,421	$4,732,746
Chief Operating Officer	2006	$786,538	$ —	$ 694,383	$1,451,687	$2,026,088	$ 146	$ 67,840	$5,026,682
Marie J. Toulantis	2007	$650,000	$ —	$ 658,602	$ 151,625	$1,352,103	$ 1,280	$ 63,766	$2,877,376
CEO, Barnes & Noble.com	2006	$636,538	$ 1,000,000	$ 410,347	$ 151,625	$1,309,603	$ 329	$ 43,460	$3,551,902
Joseph J. Lombardi	2007	$600,000	$ —	$ 451,963	$ 136,077	$ 750,000	$ —	$ 27,488	$1,965,528
Chief Financial Officer	2006	$590,385	$ 240,000	$ 424,863	$ 136,077	$ 360,000	$ —	$ 29,945	$1,781,270
William F. Duffy	2007	$434,578	$ —	$ 48,039	$ 8,942	$ 189,660	$ 4,757	$496,159	$1,182,135
EVP, Distribution & Logistics	2006	$417,115	$ —	$ 28,902	$ 584,553	$ 543,000	$ 317	$ 19,160	$1,593,047

(1) This column represents base salary earned. Mr. Duffy elected to defer a portion of his salary included in this column under the Company's Non-Qualified Deferred Compensation Plan. See the "Non-Qualified Deferred Compensation Table" on page 29 of this Proxy Statement.

(2) The Company made the following discretionary bonus payments for the fiscal year ended February 3, 2007 ("fiscal 2006"): $1,000,000 to Ms. Toulantis as a cash retention bonus pursuant to her employment agreement and $240,000 to Mr. Lombardi as a result of his successful performance under a significantly increased workload.

(3) This column represents the dollar amount recognized for financial statement reporting purposes under Statement of Financial Accounting Standards No. 123R ("SFAS 123R") for the respective fiscal years set forth in this column as well as for restricted stock awards granted prior to such fiscal year. Note that the dollar amount does not include amounts associated with restricted stock granted as part of the incentive bonuses. Refer to the Grants of Plan-Based Awards Table for information on awards made in fiscal 2007. The assumptions used in calculating these amounts are set forth in Note 3 to the Company's Financial Statements for the fiscal year ending February 2, 2008 which is located on page F-27 of the Company's Annual Report on Form 10-K. The values in this column represent the accounting expense values incurred during the fiscal year and may not be equivalent to the actual value recognized by the named executive officer.

(4) This column represents the dollar amount recognized for financial statement reporting purposes (under SFAS 123R) for the respective fiscal years set forth in this column as well as for stock option awards granted prior to such fiscal year. Refer to the Grants of Plan-Based Awards Table for information on awards made in fiscal 2007. The assumptions used in calculating these amounts are set forth in Note 3 to the Company's Financial Statements for the fiscal year ending February 2, 2008 which is located on page F-27 of the Company's Annual Report on Form 10-K. The values in this column represent the accounting expense values incurred during the fiscal year and may not be equivalent to the actual value recognized by the named executive officer.

(5) This column represents the dollar value of annual incentive bonuses awarded in March 2008 and March 2007 for performance in fiscal 2007 and 2006, respectively. For a more complete description of the Company's annual incentive bonus plan, refer to page 16 of this Proxy Statement. Note that, for 2006 and 2007, the incentive award to each of Messrs. Stephen Riggio and Klipper and to Ms. Toulantis were paid 50% in cash and 50% in restricted stock vesting in equal annual installments over three years as set out in the table below:

Name	Fiscal Year	Annual Bonus in Cash	Annual Bonus in Restricted Stock	Additional Bonus(a)	Total
Leonard Riggio	2007	$ 262,500	$ 262,500	$ —	$ 525,000
	2006	$ 375,000	$ 375,000	$ —	$ 750,000
Stephen Riggio	2007	$ 700,000	$ 700,000	$ 849,206	$2,249,206
	2006	$ 600,000	$ 600,000	$ 849,206	$2,049,206
Mitchell S. Klipper	2007	$ 700,000	$ 700,000	$ 526,088	$1,926,088
	2006	$ 600,000	$ 600,000	$ 826,088	$2,026,088
Marie J. Toulantis	2007	$ 568,750	$ 568,750	$ 214,603	$1,352,103
	2006	$ 487,500	$ 487,500	$ 334,603	$1,309,603

(a) In addition, as the result of the attainment of pre-established targets, Stephen Riggio, Mitchell S. Klipper and Marie J. Toulantis were also awarded bonuses in amounts equal to the annual dividend they each would have received on the shares of Company common stock reserved for issuance upon the exercise of their respective Company stock options. This bonus was intended to provide incentives to these executives both to achieve their respective targets in fiscal 2006 and fiscal 2007 as well as to retain their stock options in the Company. The Committee has also approved this same bonus for Stephen Riggio, Mitchell S. Klipper and Marie J. Toulantis for fiscal 2008.

(6) This column represents the actuarial increase in the present value under the Retirement Plan.

(7) Includes all other compensation as described in the table below:

All Other Compensation Table

Name	Fiscal Year	Long-Term Disability Insurance	Life and AD&D Insurance	Car Allowance	401(k) Company Match	Dividends on Unvested Restricted Shares	Section 409A Tax Payments (a)	Total Other Income
Leonard Riggio	2007	$ 3,437	$ 327	$ —	$ —	$ 14,162	$ —	$ 17,926
	2006	$ 3,437	$ 327	$ —	$ —	$ 11,464	$ —	$ 15,228
Stephen Riggio	2007	$ —	$ 1,308	$ 18,000	$ 9,000	$ 21,764	$ —	$ 50,072
	2006	$ —	$ 1,308	$ 18,000	$ 12,492	$ 17,194	$ —	$ 48,994
Mitchell S. Klipper	2007	$ 3,204	$ 1,308	$ 18,000	$ 9,000	$ 52,054	$ 411,855	$495,421
	2006	$ 3,204	$ 1,308	$ 18,000	$ 12,492	$ 32,836	$ —	$ 67,840
Marie J. Toulantis	2007	$ —	$ 327	$ 12,000	$ 9,000	$ 42,439	$ —	$ 63,766
	2006	$ —	$ 327	$ 12,000	$ 9,954	$ 21,179	$ —	$ 43,460
Joseph J. Lombardi	2007	$ —	$ 327	$ —	$ 9,000	$ 18,161	$ —	$ 27,488
	2006	$ —	$ 327	$ —	$ 5,077	$ 24,541	$ —	$ 29,945
William F. Duffy	2007	$ —	$ 327	$ 7,578	$ 9,069	$ 2,262	$ 476,923	$496,159
	2006	$ —	$ 327	$ 7,941	$ 9,415	$ 1,477	$ —	$ 19,160

(a) Reimbursement for penalty taxes under Section 409A of the Internal Revenue Code as more fully discussed in Note 3 to the Company's Financial Statements for the fiscal year ending February 2, 2008 which is located on page F-27 of the Company's Annual Report on Form 10-K.

For a summary of the provisions of the employment agreements with Stephen Riggio, Mitchell S. Klipper and Marie J. Toulantis that affect the amounts set forth in this Table, see the discussion under "Employment Agreements" in the Compensation Discussion and Analysis on page 21 of this Proxy Statement.

For fiscal 2007, the salary of the named executive officers represented between 17% (Mitchell S. Klipper) and 37% (William F. Duffy) of total compensation as reported in this Table.

Grants of Plan-Based Awards in Fiscal Year 2007

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards						
Name	Grant Date	Threshold (Minimum) ($)	Target ($)	Maximum(2) ($)	Threshold (Minimum) (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units(3) (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock & Option Awards(4) ($)
Leonard Riggio	4/9/2007(5)							9,169			$ 375,000
	5/9/2007							2,460			$ 100,122
	3/26/2007	$ 0	$ 450,000	$ 525,000							
Stephen Riggio	4/9/2007(5)							14,670			$ 600,000
	5/9/2007							3,935			$ 160,155
	3/26/2007	$ 0	$ 1,200,000	$ 1,400,000							
Mitchell S. Klipper	4/9/2007(5)							14,670			$ 600,000
	4/9/2007							33,333			$ 1,363,320
	5/9/2007							3,935			$ 160,155
	3/26/2007	$ 0	$ 1,200,000	$ 1,400,000							
Marie J. Toulantis	4/9/2007(5)							11,920			$ 487,500
	4/9/2007							16,666			$ 681,639
	5/9/2007							3,195			$ 130,037
	3/26/2007	$ 0	$ 975,000	$ 1,137,500							
Joseph J. Lombardi	5/9/2007							2,950			$ 120,065
	3/26/2007	$ 0	$ 600,000	$ 750,000							
William F. Duffy	5/9/2007							2,065			$ 84,046
	3/26/2007	$ 0	$ 174,000	$ 189,660							

(1) The amounts in these columns reflect the minimum payout level, target payout level and maximum payout level under the Company's annual incentive bonus plan. Note that for Mr. S. Riggio, Ms. Toulantis, Mr. Klipper and Mr. L. Riggio, the incentive award was paid 50% in cash and 50% in restricted stock in fiscal 2006 and fiscal 2007. For additional information regarding this bonus plan refer to page 16 of this Proxy Statement.

(2) The maximum amounts shown in the column reflect values derived from each executive's internal target bonus percentage. However, to preserve the maximum deductibility of bonuses for purposes of Section 162(m) of the Internal Revenue Code, the Company's stockholder-approved Bonus Plan provides for a maximum bonus payable to the named executive officers equal to five percent of the Company's operating earnings for the fiscal year to which the bonus relates or such lesser percentage as established by the Committee by the end of the first quarter of such fiscal year. For additional information regarding the Bonus Plan refer to page 16 of this Proxy Statement.

(3) This column shows the number of shares of restricted stock granted in fiscal 2007 to the named executive officers. Restricted stock granted on April 9, 2007 vests in equal annual installments on the first through third anniversaries of the date of grant. Restricted stock granted on May 9, 2007 vests in equal annual installments on the first through fourth anniversaries of the date of grant.

(4) This column shows the full grant date fair value of stock awards under SFAS 123R granted to the named executive officers. The assumptions used in calculating these amounts are set forth in Note 3 to the Company's Financial Statements for the fiscal year ending February 2, 2008 which is located on page F-27 of the Company's Annual Report on Form 10-K.

(5) These restricted stock awards were granted in fiscal 2007 as part of the annual incentive bonuses for fiscal 2006. Restricted stock awards made as part of the annual incentive bonus for fiscal 2007 were paid after the end of fiscal 2007 and will be included in next year's table.

Outstanding Equity Awards at Fiscal 2007 Year-End(1)

	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options								
Name (a)	Exercisable (b)	Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (d)	Option Exercise Price (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested(2) (g)	Market Value of Shares or Units of Stock That Have Not Vested(3) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Rights That Have Not Vested(3) (j)
Leonard Riggio	990,740(4)	—	—	$ 16.96	3/12/2011				
						24,484	$ 833,191	—	—
Stephen Riggio	1,415,343(4)	—	—	$ 21.67	6/2/2014				
						37,883	$ 1,289,158	—	—
Mitchell S. Klipper	389,219	—	—	$ 21.90	2/17/2012				
	41,534	—	—	$ 12.12	2/25/2013				
	10,615	—	—	$ 11.27	3/12/2013				
	328,547	—	—	$ 16.38	6/11/2013				
	5,174	1,725(5)	—	$ 22.98	6/13/2014				
	50,000	50,000(6)	—	$ 31.96	3/17/2015				
						93,804	$ 3,192,150	—	—
Marie J. Toulantis	307,671	—	—	$ 21.67	6/2/2014				
	25,000	25,000(6)	—	$ 31.96	3/17/2015				
						58,203	$ 1,980,648	—	—
Joseph J. Lombardi	1,035	1,035(5)	—	$ 22.98	6/13/2014				
						18,233	$ 620,469	—	—
William F. Duffy	35,384	—	—	$ 13.23	7/23/2012				
	3,319	—	—	$ 11.27	3/12/2013				
	106,151	—	—	$ 20.44	10/19/2013				
	1,794	897(5)	—	$ 22.98	6/13/2014				
						4,088	$ 139,115	—	—

(1) This table includes only those grants outstanding as of the end of fiscal 2007 and reflects any repricings as a result of the findings of the stock option review conducted by the Special Committee of the Board. See "Meetings and Committees of the Board — Special Committee" on page 4 of this Proxy Statement.

(2) Represents outstanding grants of restricted stock, with all shares vesting ratably over three or four years.

(3) Market values have been calculated using a stock price of $34.03 (closing price of the Company's common stock on February 1, 2008, the last trading day of fiscal 2007).

(4) Options with respect to 964,202 of the shares listed for Leonard Riggio are held by him for the benefit of Stephen Riggio by agreement dated July 24, 2002, as amended. These shares are not listed in Stephen Riggio's total.

(5) Granted on June 14, 2004; with related amount under column (b), with all shares vesting in equal annual installments on the first through fourth anniversaries of the date of grant.

(6) Granted on March 18, 2005; with related amount under column (b), with all shares vesting in equal annual installments on the first through fourth anniversaries of the date of grant.

Option Exercises and Stock Vested in Fiscal Year 2007

Name	Option Awards: Number of Shares Acquired on Exercise (#)	Option Awards: Value Realized on Exercise(1) ($)	Stock Awards: Number of Shares Acquired on Vesting (#)	Stock Awards: Value Realized on Vesting(2) ($)
Leonard Riggio	—	—	8,109	$ 305,230
Stephen Riggio	—	—	12,164	$ 457,865
Mitchell S. Klipper	500,000	$13,405,630	23,749	$ 859,900
Marie J. Toulantis	200,000	$ 3,389,100	15,228	$ 574,345
Joseph J. Lombardi	92,148	$ 2,674,714	13,592	$ 489,698
William F. Duffy	—	—	791	$ 31,016

(1) The amounts in this column are calculated by multiplying the number of shares acquired on exercise by the difference between the closing price of the Company's common stock on the date of exercise and the exercise price of the options.

(2) The amounts in this column are calculated by multiplying the number of shares vested by the closing price of the Company's common stock on the date of vesting.

Pension Benefits

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Leonard Riggio	N/A	—	—	—
Stephen Riggio	Employees' Retirement Plan	13.00	$ 134,978	—
Mitchell S. Klipper	Employees' Retirement Plan	11.25	$ 97,015	—
Marie J. Toulantis	Employees' Retirement Plan	4.00	$ 38,848	—
Joseph J. Lombardi	N/A	—	—	—
William F. Duffy	Employees' Retirement Plan	7.00	$ 2,496	—

Effective as of January 1, 2000, the "Retirement Plan", a tax-qualified defined benefit plan which had covered substantially all of the Company's employees, was amended to "freeze" benefits. Accordingly, participants as of December 31, 1999 no longer earned benefits for service with the Company and no new employees became participants in the Retirement Plan after that date. Service with the Company after December 31, 1999 continues to be taken into account for determining whether participants are vested in their accrued benefits on December 31, 1999, if they were not vested on that date. The Retirement Plan continues to pay benefits in accordance with its provisions as in effect on December 31, 1999.

A participant's annual benefit payable at normal retirement age (65) is equal to the sum of:

(i) 0.7% of the participant's five-year average annual pay up to the Social Security-covered compensation limit, multiplied by the participant's years of credited service; and

(ii) 1.3% of the participant's five-year average annual pay in excess of Social Security-covered compensation limit, multiplied by the participant's years of credited service.

For purposes of the Retirement Plan, pay is the sum of the participant's base compensation, overtime, bonus and commissions. Pay under the Retirement Plan does not include any amounts paid on or after January 1, 2000, and is limited to the Internal Revenue Code maximum amount permitted for 1999 ($160,000) and previous years.

The calculation of the present value of accumulated benefit shown in the Pension Benefits Table assumes a discount rate of 6.25% and mortality under the 1995 George B. Buck Mortality Table.

Benefits under the Retirement Plan are generally not payable as a lump sum; they are paid as a monthly annuity for the life of the retiree. Participants who retire at the later of normal retirement age or the completion of five years of service receive an unreduced benefit. Participants may elect early retirement with reduced benefits after attaining age 55 and completing five years of vesting service. An immediate benefit is payable at early retirement equal to the normal retirement benefit, reduced by an annual reduction factor of 6-2/3% for each of the first five years and 3-1/3% for each of the next five years that payment commences prior to normal retirement age.

Participants may elect payment in the form of a 50%, 75% or 100% joint and survivorship annuity or in the form of a ten-year certain and life annuity. Election of these payment forms will result in a lower annuity payment during the retiree's life.

Non-Qualified Deferred Compensation

Name (a)	Executive Contributions in Last Fiscal Year (b)	Registrant Contributions in Last Fiscal Year (c)	Aggregate Earnings in Last Fiscal Year (d)	Aggregate Withdrawals/ Distributions (e)	Aggregate Balance at Last Fiscal Year End (f)
Leonard Riggio	—	—	—	—	—
Stephen Riggio	—	—	—	—	—
Mitchell S. Klipper	—	—	—	—	—
Marie J. Toulantis	—	—	—	—	—
Joseph J. Lombardi	—	—	—	—	—
William F. Duffy(1)	$ 50,000	—	$ (3,059)	$ 67,339	$172,535

(1) This amount is from salary deferred by the executive and has been included in the "Summary Compensation Table" on page 24.

The Company has a Deferred Compensation Plan that permits employees with an annual salary in excess of $160,000 ($130,000 prior to May 1, 2006) to elect to defer receipt of up to 50% of annual salary and up to 100% of bonus. The minimum annual salary deferral is $5,000 (unless the participant is hired or first eligible for the Deferred Compensation Plan after March 31) and the minimum annual bonus deferral is $2,500.

Deferred amounts are credited to accounts for participants under the Deferred Compensation Plan. Participants direct the deemed investment of their accounts among Fidelity Investments mutual funds. Participants may change the deemed investment of their accounts at any time.

Payments from the Deferred Compensation Plan may be made, as elected by participants, at: (i) retirement (age 55 or later with at least five years of service); (ii) termination of employment; or (iii) the beginning of a designated year, not earlier than three years after the deferral is made, and not later than the year in which the participant would attain the age of 70-1/2. Payments are accelerated if a participant is disabled and in the event of a change of control. In addition, a participant may make a hardship withdrawal for financial emergency if the participant's request is approved by the Compensation Committee. Amounts deferred prior to 2005 (and related earnings) may also be withdrawn by a participant at any time subject to a 10% penalty. A participant's account under the Deferred Compensation Plan is paid in a lump sum, except for payments on retirement which may be made in equal annual installments for a period of up to 15 years if elected by the participant.

William F. Duffy is the only named executive officer who currently participates in the Deferred Compensation Plan.

Potential Payments Upon Termination or Change of Control(1)

Event	Leonard Riggio	Stephen Riggio	Mitchell S. Klipper	Marie J. Toulantis	Joseph J. Lombardi	William F. Duffy
Involuntary Termination						
Cash severance payment(2)	— (3)	$ 6,165,156	$ 5,518,920	$4,048,967	$300,000	— (3)
Accelerated stock options(4)	—	—	—	51,750	—	—
Accelerated restricted stock(5)	—	—	—	—	—	—
Total	—	$ 6,165,156	$ 5,518,920	$4,100,717	$300,000	—
Death						
Accelerated stock options(4)	—	—	—	$ 51,750	—	—
Accelerated restricted stock(5)	$833,191	$ 1,289,158	$ 3,192,150	1,980,648	$620,469	$139,115
Health benefits(6)	2,565	3,586	3,586	2,565	3,586	3,586
Total	$835,756	$ 1,292,744	$ 3,195,736	$2,034,963	$624,055	$142,701
Disability						
Accelerated stock options(4)	—	—	—	$ 51,750	—	—
Accelerated restricted stock(5)	$833,191	$ 1,289,158	$ 3,192,150	1,980,648	$620,469	$139,115
Health benefits(7)	4,763	6,511	6,511	4,763	6,511	6,511
Total	$837,954	$ 1,295,669	$ 3,198,661	$2,037,161	$626,980	$145,626
Change of Control with Involuntary Termination or Voluntary with Good Reason						
Cash severance payment(2)	— (3)	$ 9,247,734	$ 8,278,380	$6,073,450	$300,000	— (3)
Accelerated stock options(8)	—	—	122,567	51,750	11,440	9,915
Accelerated restricted stock(5)	$833,191	$ 1,289,158	$ 3,192,150	$1,980,648	$620,469	$139,115
Excise tax gross-up	N/A	N/A	N/A	N/A	N/A	N/A
Total	$833,191	$10,536,892	$11,593,097	$8,105,848	$931,909	$149,030

(1) The values in this table reflect estimated payments associated with various termination scenarios, assumes a stock price of $34.03 (based on the closing price of the Company's common stock as of the end of fiscal 2007, except where otherwise noted) and includes all outstanding grants through the assumed termination date of February 2, 2008. Actual value will vary based on changes in the Company's common stock price.

(2) With the exception of Mr. Lombardi, cash severance equal to the sum of the executive's annual salary plus annual bonus for the most recently completed fiscal year (assumes bonus for fiscal 2007 that was paid in fiscal 2008) plus the aggregate annual benefit dollar amount times the executive's severance multiple as follows: two times for non-change of control and three times for change of control for Mr. Klipper, Mr. S. Riggio and Ms. Toulantis. Mr. Lombardi would receive cash severance equal to six months' base salary.

(3) Mr. Leonard Riggio and Mr. Duffy do not have formal severance arrangements with the Company. Any severance payments would be provided at the Board's discretion.

(4) Under the Company's 2004 Incentive Plan, all unvested options are forfeited upon an involuntary termination, death or disability except for awards granted in connection with Mr. Klipper and Ms. Toulantis' employment agreements. Under these agreements, any unvested options granted as part of these agreements will vest upon an involuntary termination, death or disability. Note that all of Mr. Klipper's option awards made under his agreement have already vested. Ms. Toulantis has 25,000 options that are unvested as part of her employment agreement. The value represents the intrinsic value (defined as the difference between a $34.03 stock price, the closing price of the Company's common stock as of the end of fiscal 2007, and the exercise price of the option multiplied by the number of unvested option shares) of unvested stock options that would vest in the event of an involuntary termination, death or disability.

(5) Represents the value of unvested shares that would automatically vest upon a termination due to death, disability or termination following a change of control. Unvested shares are forfeited upon an involuntary termination or termination for cause.

(6) The Company provides three months of COBRA premiums for medical and dental coverage following death.

(7) The Company provides a seven-month subsidy of COBRA premiums for medical and dental coverage following termination due to disability.

(8) Under the Company's 2004 Incentive Plan, all unvested options vest upon a change of control. The value represents the intrinsic value (based on a $34.03 stock price, the closing price of the Company's common stock as of the end of fiscal 2007) of unvested stock options that would vest in the event of a change of control.

The amounts shown in the table above in the event of involuntary termination were calculated assuming that the termination of employment of each named executive officer occurred on the last day of fiscal 2007 (February 2, 2008). The amounts shown in the table above in the event of a change of control were calculated assuming that a change of control occurred on the last day of fiscal 2007 and each named executive officer's employment terminated on that date due to involuntary termination or for good cause.

In addition to the amounts shown in the above table, in the event of a change of control the named executive officers would be entitled to exercise their vested stock options as shown in the "Option Awards-Number of Securities Underlying Unexercised Options-Exercisable" column of the Outstanding Equity Awards at Fiscal Year-End table on page 27 of this Proxy Statement.

For a summary of the provisions of the employment agreements with Stephen Riggio, Mitchell S. Klipper and Marie J. Toulantis that affect the amounts set forth in the table above in the event of involuntary termination or a change of control, see the discussion under "Employment Agreements" and "Change of Control/Severance Benefits in Employment Agreements" in the Compensation Discussion and Analysis on page 21 of this Proxy Statement.

For purposes of the employment agreements, involuntary termination by the Company of the named executive officer's employment means termination other than due to death, disability or cause (conviction of a felony that impacts the performance of the named executive officer's duties or involving a crime of moral turpitude; misappropriation or embezzlement in the performance of duties; or willfully engaging in conduct materially injurious to the Company that is in violation of obligations under the agreement and continues for at least 30 days after written notice from the Company that specifies the violation in reasonable detail). Good cause is defined in the employment agreements as a material modification of duties, titles or direct reports; a material reduction in compensation and benefits; or the relocation of the Company's principal executive offices to a location outside of the New York City metropolitan area.

Under the agreements, change of control is defined as the acquisition by any person or group (other than named executive officer or Leonard Riggio or any of his heirs or affiliates) of 40% or more of the Company's voting securities; the Company's directors immediately prior to a merger, consolidation, liquidation or sale of assets cease within two years thereafter to be a majority of the board of directors; or the Company's directors immediately prior to a tender or exchange offer for the Company's voting securities cease within two years thereafter to be a majority of the board of directors.

All outstanding stock options and restricted stock awards held by the Company's employees would vest immediately in the event of a change of control, including those held by the named executive officers. The stock option and restricted stock award agreements define change of control as: (i) a change of control of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A under the Securities Exchange Act of 1934; (ii) a merger or consolidation of the Company with another company; or (iii) a sale of substantially all of the assets of the Company to another company.

Director Compensation

Name	Fees Earned or Paid in Cash(1)	Stock Awards(2)	Stock Options(2)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Non-Qualified Deferred Compensation Earnings	All Other Compensation	Total
Matthew A. Berdon	$ 52,500	$ 11,674	$ 68,956	—	—	—	$133,130
Michael J. Del Giudice	$ 83,750	$ 11,674	$ 42,938	—	—	—	$138,362
William Dillard II	$ 70,000	$ 11,674	$ 68,956	—	—	—	$150,630
Patricia L. Higgins	$ 105,000	$ 14,999	$ 74,467	—	—	—	$194,466
Irene R. Miller	$ 45,000	$ 11,674	$ 68,956	—	—	—	$125,630
Margaret T. Monaco	$ 57,500	$ 11,674	$ 68,956	—	—	—	$138,130
William F. Reilly	$ 55,000	$ 11,674	$164,661	—	—	—	$231,335
Lawrence S. Zilavy	$ 45,000	$ 14,999	$ 74,467	—	—	—	$134,466

(1) This column represents the amount of cash compensation earned during fiscal 2007. Effective November 1, 2007, non-employee Directors received an annual board retainer fee of $50,000. Audit Committee members received an additional $15,000 annual cash retainer, and the Chair of the Audit Committee received an additional $25,000 annual cash retainer. Compensation Committee members received an additional $10,000 annual cash retainer, and the Chair of the Compensation Committee received an additional $17,500 annual cash retainer. Corporate Governance and Nominating Committee members received an additional $10,000 annual cash retainer, and the Chair of the Corporate Governance and Nominating Committee received an additional $15,000 annual cash retainer. All Directors are also reimbursed for travel, lodging and related expenses incurred in attending Board meetings. Mr. William Sheluck, Jr. (deceased) was paid $85,000 for fiscal 2007 board, committee and lead director fees. In light of his lengthy and distinguished service to the Board and to the Company, by resolution of the Board, Mr. William Sheluck, Jr.'s estate was paid one year of director fees, including all committee fees and lead director fees to which he would have been entitled in fiscal 2008, in the total amount of $100,000. Additionally, Mr. William Sheluck, Jr.'s (deceased) unvested stock options, in the total amount of 10,000 options, were vested as of February 12, 2008. The exercise period for all of Mr. Sheluck's stock options was extended to two years from the date of his death. The total additional stock compensation expense recorded in February 2008 for the modification of Mr. Sheluck's options was $136,065.

(2) This column represents the dollar amount recognized for financial statement reporting purposes (under SFAS 123R) with respect to fiscal 2007 restricted stock and stock option awards as well as for restricted stock and stock option awards granted in prior fiscal years. The assumptions used in calculating these amounts are set forth in Note 3 to the Company's Financial Statements for the fiscal year ending February 2, 2008 which is located on page F-27 of the Company's Annual Report on Form 10-K. The values in this column represent the accounting expense values incurred during the fiscal year and may not be equivalent to the actual value recognized by the non-employee Directors. Refer to the Fiscal Year 2007 Non-Employee Director Equity Award Table below for information on awards made in fiscal 2007.

The table below illustrates the fair market value of the fiscal 2007 restricted stock awards and fiscal 2007 stock options awards on the date of grant and the aggregate number of awards outstanding at fiscal year end for each non-employee Director.

Fiscal Year 2007 Non-Employee Director Equity Award Table

Director	2007 Restricted Stock Grant Value*	2007 Stock Option Grant Value*	Aggregate Shares Outstanding	Aggregate Options Outstanding
Matthew A. Berdon	$100,000	—	2,681	76,612
Michael J. Del Giudice	$100,000	—	2,681	44,536
William Dillard II	$100,000	—	2,681	104,918
Patricia L. Higgins	$100,000	—	2,681	20,000
Irene R. Miller	$100,000	—	2,681	38,306
Margaret T. Monaco	$100,000	—	2,681	90,765
William F. Reilly	$100,000	$232,200	2,681	20,000
Lawrence S. Zilavy	$100,000	—	2,681	20,000

* On November 1, 2007, the non-employee Directors received a grant of 2,681 restricted shares of Company common stock vesting in equal annual installments on the first through the third anniversaries of the date of grant. In connection with becoming a Director, Mr. Reilly received 20,000 stock options of which 10,000 became exercisable on May 9, 2007, 5,000 became exercisable on April 1, 2008 and 5,000 become exercisable on April 1, 2009.

Mr. William Sheluck, Jr.'s (deceased) unvested stock options, in the total amount of 10,000 options, were vested as of February 12, 2008. The exercise period for all of Mr. Sheluck's stock options was extended to two years from the date of his death. The total additional stock compensation expense recorded in February 2008 for the modification of Mr. Sheluck's options was $136,065.

PERFORMANCE GRAPH

The following table compares the cumulative total stockholder return on the Common Stock for the period commencing January 31, 2003 through February 1, 2008 (the last trading date of fiscal 2007) with the cumulative total return on the Standard & Poor's 500 Stock Index (the "S&P 500") and the Dow Jones Retailers, Other Specialty Industry Group Index (the "Dow Jones Specialty Retailers Index") over the same period. Total return values were calculated based on cumulative total return assuming (i) the investment of $100 in the Common Stock, the S&P 500 and the Dow Jones Specialty Retailers Index on January 31, 2003 and (ii) reinvestment of dividends.



400
300
200
100
0
DOLLARS
100
194.54
257.85
337.97
328.86
276.81
159.92
171.94
199.41
217.76
196.31
132.19
136.89
150.02
169.26
163.07
1/31/2003
1/30/2004
1/28/2005
1/27/2006
2/2/2007
2/1/2008
Barnes & Noble
S&P 500 Index
Dow Jones Specialty Retailers

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company believes that the transactions and agreements discussed below (including renewals of any existing agreements) between the Company and related third parties are at least as favorable to the Company as could have been obtained from unrelated parties. The Audit Committee of the Board of Directors is designated to approve in advance any new proposed transaction or agreement with related parties and utilizes procedures in evaluating the terms and provisions of such proposed transaction or agreements as are appropriate in accordance with the fiduciary duties of directors under Delaware law.

The Company has leases for two locations for its corporate offices with related parties: the first location is leased from an entity in which Leonard Riggio has a majority interest and expires in 2013; the second location is leased from an entity in which Leonard Riggio has a minority interest and expires in 2016. The space was rented at an aggregate annual rent including real estate taxes of approximately $4,603,000, $4,559,000 and $4,532,000 in fiscal years 2007, 2006 and 2005, respectively. Rent per square foot is currently estimated to be at or below market.

The Company leases an office/warehouse from a partnership in which Leonard Riggio has a 50% interest, pursuant to a lease expiring in 2023. The space was rented at an annual rent of $738,000, $727,000 and $760,000 in fiscal years 2007, 2006 and 2005, respectively. Net of subtenant income, the Company paid $258,000, $260,000 and $312,000 in fiscal years 2007, 2006 and 2005, respectively.

The Company leases retail space in a building in which B&N College, a company owned by Leonard Riggio, subleases space from the Company, pursuant to a sublease expiring in 2020. Pursuant to such sublease, the Company charged B&N College $840,000, $884,000 and $872,000 for such subleased space and other operating costs incurred on its behalf during fiscal years 2007, 2006 and 2005, respectively. The amount paid by B&N College to the Company approximates the cost per square foot paid by the Company to its unaffiliated third-party landlord.

The Company purchases new and used textbooks at market prices directly from MBS Textbook Exchange, Inc. ("MBS"), a corporation majority-owned by Leonard Riggio. Total purchases were $7,539,000, $6,945,000 and $19,129,000 for fiscal years 2007, 2006 and 2005, respectively. MBS distributes certain proprietary products on behalf of the Company for which the Company is paid a commission. Total commissions received were $419,000, $362,000 and $321,000 for fiscal years 2007, 2006 and 2005, respectively.

In fiscal 2006, MBS began selling used books as part of the Barnes & Noble.com dealer network. MBS pays Barnes & Noble.com the same commission as other dealers in the Barnes & Noble dealer network. Barnes & Noble.com earned a commission of $1,598,000 and $1,626,000 on the MBS used book sales in fiscal 2007 and 2006, respectively. In addition, Barnes & Noble.com maintains a link on its website which is hosted by MBS and through which Barnes & Noble.com customers are able to sell used books directly to MBS. Barnes & Noble.com is paid a commission based on the price paid by MBS to the customer. Total commissions paid to Barnes & Noble.com were $81,000, $34,000, and $46,000 for fiscal years 2007, 2006 and 2005, respectively.

The Company licenses the "Barnes & Noble" name under a royalty-free license agreement dated February 11, 1988, as amended, from B&N College. Barnes & Noble.com licenses the "Barnes & Noble" name under a royalty-free license agreement, dated October 31, 1998, as amended, between Barnes & Noble.com and B&N College (the "License Agreement"). Pursuant to the License Agreement, Barnes & Noble.com has been granted an exclusive license to use the "Barnes & Noble" name and trademark in perpetuity for the purpose of selling books over the Internet (excluding sales of college textbooks). Under a separate agreement dated as of January 31, 2001, between Barnes & Noble.com, B&N College and Textbooks.com, Inc. ("Textbooks.com"), a corporation owned by Leonard Riggio, Barnes & Noble.com was granted the right to sell college textbooks over the Internet using the "Barnes & Noble" name. Pursuant to this agreement, Barnes & Noble.com pays Textbooks.com a royalty on revenues (net of product returns, applicable sales tax and excluding shipping and handling) realized by Barnes & Noble.com from the sale of books designated as textbooks. The current term of the agreement is through January 31, 2010 and renews annually for additional one-year periods unless terminated 12 months prior to the end of any given term. Royalty expense was $4,864,000, $3,916,000 and $4,870,000 for fiscal years 2007, 2006 and 2005, respectively, under the terms of this agreement.

The Company reimbursed B&N College certain operating costs B&N College incurred on the Company's behalf. These charges were $200,000, $248,000 and $198,000 for fiscal 2007, 2006 and 2005, respectively. B&N College purchased inventory, at cost plus an incremental fee, of $50,597,000, $48,574,000 and $49,997,000 from the Company during fiscal 2007, 2006 and 2005, respectively. B&N College reimbursed the Company $4,889,000, $2,698,000 and $2,527,000 for fiscal years 2007, 2006 and 2005, respectively, for capital expenditures, business insurance and other operating costs incurred on its behalf.

The Company uses a jet aircraft owned by B&N College and pays for the costs and expenses of operating the aircraft based upon the Company's usage. Such costs which include fuel, insurance and other costs were $1,921,000, $1,722,000 and $2,590,000 during fiscal 2007, 2006 and 2005, respectively.

GameStop, a company in which Leonard Riggio is a member of the Board of Directors and a minority shareholder, operates departments within some of the Company's bookstores. GameStop pays a license fee to the Company in an amount equal to 7% of the gross sales of such departments, which totaled $1,221,000, $996,000 and $857,000 during fiscal 2007, 2006 and 2005, respectively.

In fiscal 2005, GameStop began selling new and used video games and consoles on the Barnes & Noble.com website. Barnes & Noble.com receives a commission on sales made by GameStop. For fiscal years 2007, 2006 and 2005, the commission earned by Barnes & Noble.com was $447,000, $343,000 and $264,000, respectively.

Until June 2005, GameStop participated in the Company's worker's compensation, property and general liability insurance programs. The costs incurred by the Company under these programs were allocated to GameStop based upon GameStop's total payroll expense, property and equipment, and insurance claim history. GameStop reimbursed the Company for these services $289,000, $838,000 and $1,726,000 during fiscal 2007, 2006 and 2005, respectively. Although GameStop secured its own insurance coverage, costs are continuing to be incurred by the Company on insurance claims which were made under its programs prior to June 2005 and any such costs applicable to insurance claims against GameStop will be charged to GameStop at the time incurred.

On October 1, 2004, the Company's independent directors approved an overall plan for the complete disposition of all of its Class B common stock in GameStop. This disposition was completed in two steps. The first step in the disposition was completed on October 1, 2004 and included the sale of 6,107,338 shares of GameStop Class B common stock held by the Company to GameStop (the Stock Sale) for an aggregate consideration of $111,520,000. This consideration included a $74,020,000 note payable to the Company, $12,173,000 of which was received in each of the last three fiscal years. The second step in the disposition was the spin-off by the Company of its remaining 29,901,662 shares of GameStop's Class B common stock (the "Spin-Off"). The Spin-Off was completed on November 12, 2004 with the distribution of 0.424876232 of a share of GameStop Class B common stock as a tax-free distribution on each outstanding share of the Company's common stock to the Company's stockholders of record as of the close of business on November 2, 2004.

The Company is provided with national freight distribution, including trucking services by the Argix Direct Inc. ("Argix") (formerly the LTA Group, Inc.), a company in which a brother of Leonard and Stephen Riggio owns a 20% interest, pursuant to a transportation agreement expiring in 2012. The Company paid Argix $18,953,000, $20,524,000 and $20,120,000 for such services during fiscal years 2007, 2006 and 2005, respectively. The Company believes the cost of freight delivered to the stores is comparable to the prices charged by publishers and other third-party freight distributors. Argix subleases warehouse space from the Company in Jamesburg, New Jersey, pursuant to a sublease expiring in 2011. The Company charged Argix $2,642,000, $2,005,000 and $1,993,000 for such subleased space and other operating costs incurred on its behalf during fiscal 2007, 2006 and 2005, respectively. Rent per square foot is currently estimated to be at or above market.

The Company uses Source Interlink Companies, Inc. ("Source Interlink") as its primary supplier of music and DVD/video, as well as magazines and newspapers. Leonard Riggio is an investor in an investment company that owns a minority interest in Source Interlink. The Company paid Source Interlink $438,159,000, $442,685,000 and $383,382,000 for merchandise purchased at market prices during fiscal 2007, 2006 and 2005, respectively. In addition, during fiscal 2005, Source Interlink spun-off its Digital on Demand subsidiary, which provides database equipment and services to the Company. Leonard Riggio owns a minority interest in Digital on Demand through the same investment company through which he owns a minority interest in Source Interlink. The Company paid Digital on Demand $4,396,000, $4,705,000 and $4,974,000 for database equipment and services during fiscal 2007, 2006 and 2005, respectively. The Company believes the cost charged by Digital on Demand is comparable to other suppliers. Outstanding amounts payable to Source Interlink for merchandise purchased were $58,822,000 and $68,048,000 as of February 2, 2008 and February 3, 2007, respectively.

Legal Proceedings

The Company is involved in a variety of claims, suits, investigations and proceedings that arise from time to time in the ordinary course of its business, including actions with respect to contracts, intellectual property (IP), taxation, employment, benefits, securities, personal injuries and other matters. The results of these proceedings in the ordinary course of business are not expected to have a material adverse effect on the Company's consolidated financial position or results of operations.

The following is a discussion of the material legal matters involving the Company.

In re Barnes & Noble, Inc. Derivative Litigation

In July and August 2006, four putative stockholder derivative actions were filed in New York County Supreme Court against certain members of the Company's Board of Directors and certain current and former executive officers of the Company, alleging breach of fiduciary duty and unjust enrichment in connection with the grant of certain stock options to certain executive officers and directors of the Company. These actions were subsequently consolidated under the caption *In re Barnes & Noble, Inc. Derivative Litigation* (the "State Derivative Action"). The Company is named as a nominal defendant only. The consolidated complaint sought on behalf of the Company unspecified money damages, disgorgement of any proceeds from the exercise of the options that are the subject of the action (and any subsequent sale of the underlying stock), rescission of any unexercised stock options, other equitable relief, and costs and disbursements, including attorneys' fees. The Company filed a motion to dismiss the consolidated complaint. On May 4, 2007, the court heard argument on the Company's motion. The motion was voluntarily withdrawn, subject to the right of re-filing, to permit the parties to pursue efforts to resolve the dispute amicably without the need for any decision on the motion.

In September 2006, three putative stockholder derivative actions were filed in the United States District Court for the Southern District of New York naming the directors of the Company and certain current and former executive officers as defendants and alleging that the defendants backdated certain stock option grants to executive officers and caused the Company to file false or misleading financial disclosures and proxy statements. These actions were subsequently consolidated under the caption *In re Barnes & Noble, Inc. Shareholders Derivative Litigation* (the "Federal Derivative Action"). The consolidated complaint purports to set forth claims under Section 14(a) of the Securities Exchange Act of 1934 (the "Exchange Act") and under Delaware law for breach of fiduciary duty, insider trading, unjust enrichment, rescission, accounting, gross mismanagement, abuse of control, and waste of corporate assets. The Company is named as a nominal defendant only. The consolidated complaint seeks on behalf of the Company unspecified money damages, disgorgement of any proceeds from the exercise of the options that are the subject of the action (and any subsequent sale of the underlying stock), rescission of any unexercised stock options, other equitable relief, and costs and disbursements, including attorneys' fees. The Company filed a motion to dismiss the consolidated complaint, but no decision has been issued in light of the parties' efforts to resolve the matter through out-of-court settlement.

On September 6, 2007, the parties in the State Derivative Action and in the Federal Derivative Action signed a Stipulation of Compromise and Settlement (the "Settlement Agreement") with respect to these matters. In entering into the Settlement Agreement, neither Barnes & Noble nor any of the named defendants has admitted to any liability or wrongdoing. Under the terms of the Settlement Agreement, which is subject to court approval, the Company will institute certain corporate governance and internal control measures and will pay plaintiffs' attorneys' fees and expenses in the total amount of $2,750,000.

On November 14, 2007, upon notice duly given to the Company's shareholders, a hearing was held in the State Derivative Action regarding the terms of the Settlement Agreement. No objections were filed, and no shareholder appeared to contest any aspect of the Settlement Agreement. At the hearing, the court issued an order approving the settlement subject only to a determination by a Special Referee as to the reasonableness of plaintiffs' attorneys' fees and expenses. Following a conference before the Special Referee on January 2, 2008, the Special Referee determined that the requested attorneys' fees and expenses were reasonable. The Court in the State Derivative Action has not yet issued a final order approving the settlement. Once that order issues, the parties will move voluntarily to dismiss the Federal Derivative Action.

In re Initial Public Offering Securities Litigation

The class action lawsuit *In re Initial Public Offering Securities Litigation* filed in the United States District Court for the Southern District of New York in April 2002 (the "Action") named over one thousand individuals and 300 corporations, including Fatbrain.com, LLC ("Fatbrain") (a subsidiary of Barnes & Noble.com) and its former officers and directors. The amended complaints in the Action all allege that the initial public offering registration statements filed by the defendant issuers with the SEC, including the one filed by Fatbrain, were false and misleading because they failed to disclose that the defendant underwriters were receiving excess compensation in the form of profit sharing with certain of its customers and that some of those customers agreed to buy additional shares of the defendant issuers' common stock in the after market at increasing prices. The amended complaints also allege that the foregoing constitute violations of: (i) Section 11 of the Securities Act of 1933, as amended (the "Securities Act") by the defendant issuers, the directors and officers signing the related registration statements, and the related underwriters; (ii) Rule 10b-5 promulgated under the Exchange Act by the same parties; and (iii) the control person provisions of the Securities and Exchange Acts by certain directors and officers of the defendant issuers. A motion to dismiss by the defendant issuers, including Fatbrain, was denied.

After extensive negotiations among representatives of plaintiffs and defendants, the parties entered into a memorandum of understanding ("MOU"), outlining a proposed settlement resolving the claims in the Action between plaintiffs and the defendants issuers. Subsequently a settlement agreement was executed between the defendants and plaintiffs in the Action, the terms of which are consistent with the MOU. The settlement agreement was submitted to the court for approval and on February 15, 2005, the judge granted preliminary approval of the settlement.

On December 5, 2006, the federal appeals court for the Second Circuit issued a decision reversing the District Court's class certification decision in six focus cases. In light of that decision, the District Court has stayed all proceedings, including consideration of the settlement. Plaintiffs then filed, in January 2007, a Petition for Rehearing En Banc before the Second Circuit, which was denied in April 2007. On May 30, 2007, Plaintiffs moved, before the District Court, to certify a new class. On June 25, 2007, the District Court entered an order terminating the settlement agreement.

While a new settlement may be reached, in the event that one is not, the Company intends to vigorously defend this lawsuit.

Barnesandnoble.com LLC v. Yee, et al.

On December 21, 2007, Barnes & Noble.com filed a complaint in the United States District Court for the Eastern District of California for declaratory and injunctive relief against the members of the California Board of Equalization (the "BOE") and others. The complaint seeks a declaration that the actions of the State of California in seeking to impose California sales and use tax on the sales of Barnes & Noble.com for the period of May 1, 2000 through March 31, 2004 in the amount of approximately $17 million, plus interest and penalties, violate the Commerce Clause and the First Amendment of the United States Constitution, as well as the California Administrative Procedures Act. This assessment is also the subject of an administrative protest filed by Barnes & Noble.com. Barnes & Noble.com is also challenging another earlier assessment by the BOE in the amount of approximately $700,000, plus interest and penalties, for the period of November 15, 1999 through January 31, 2000. This earlier assessment was struck down by a decision of the California Superior Court on September 7, 2007 in favor of Barnes & Noble.com, and the BOE filed an appeal which is still pending.

Independent Registered Public Accountants

The firm of BDO Seidman, LLP ("BDO Seidman") has been selected as independent registered public accountants for the Company. The independent registered public accountants examine annual financial statements and provide other non-audit and tax-related services for the Company. The Company and the Audit Committee have considered whether other non-audit services provided by BDO Seidman are compatible with maintaining the independence of BDO Seidman in its audit of the Company and are not considered prohibited services under the Sarbanes-Oxley Act of 2002.

Audit Fees. For fiscal 2007, the Company was billed $1,143,400 by BDO Seidman for professional services rendered for the Company's audit of the annual financial statements and management's assessment of internal controls and for reviews of the Company's financial statements included in the Company's quarterly reports on Form 10-Q filed with the SEC. For fiscal 2006, the Company was billed $1,218,531 by BDO Seidman for professional services rendered for the Company's audit of the annual financial statements and management's assessment of internal controls and for reviews of the Company's financial statements included in the Company's quarterly reports on Form 10-Q filed with the SEC.

Audit-Related Fees. In fiscal 2007, the Company was billed $13,900 for consultation concerning financial accounting and reporting standards. The Company was also billed $32,000 for employee benefit plan audits in fiscal 2007. In fiscal 2006, the Company was billed $408,790 for consultation concerning financial accounting and reporting standards. The Company was also billed $28,000 for employee benefit plan audits in fiscal 2006.

Tax Fees. In fiscal 2007, the Company was billed $299,512 by BDO Seidman for tax fees. In fiscal 2006, the Company was billed $56,177 by BDO Seidman for tax fees.

All Other Fees. The Company was not billed by BDO Seidman for any other fees in fiscal 2007 and fiscal 2006.

Pre-approval Policies and Procedures. The Audit Committee Charter adopted by the Board of Directors of the Company requires that, among other things, the Audit Committee pre-approve the rendering by the Company's independent auditor of all audit and permissible non-audit services. The Audit Committee has approved all of the services provided by BDO Seidman referred to above. The Audit Committee has also authorized the Company's management in advance to engage the Company's independent auditor from time to time in the future to perform certain services in areas pre-approved by the Audit Committee that at any one time will not involve more than $25,000 per project and more than $50,000 in the aggregate.

AUDIT COMMITTEE REPORT

The Audit Committee reviews the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and reporting process. The Company's independent auditors are responsible for expressing an opinion on the conformity of the Company's audited financial statements to generally accepted accounting principles and the effectiveness of the Company's internal controls over financial reporting.

In this context, the Audit Committee has reviewed and discussed with management and the independent auditors the Company's audited financial statements. The Audit Committee has discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (Communication with Audit Committees). In addition, the Audit Committee has received from the independent auditors the written disclosures and letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and discussed with them their independence from the Company and its management.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the Company's audited financial statements and management's report on internal controls be included in the Company's Annual Report on Form 10-K for the fiscal year ended February 2, 2008 for filing with the SEC.

Audit Committee

Patricia L. Higgins, *Chair*
Michael J. Del Giudice
Margaret T. Monaco

PROPOSAL 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Audit Committee has appointed the firm of BDO Seidman, LLP, which firm was engaged as independent certified public accountants for the fiscal year ended February 2, 2008, to audit the financial statements of the Company for the fiscal year ending January 31, 2009. A proposal to ratify this appointment is being presented to the stockholders at the Meeting. A representative of BDO Seidman will be present at the Meeting and will have the opportunity to make a statement and will be available to respond to appropriate questions.

THE BOARD OF DIRECTORS CONSIDERS BDO SEIDMAN TO BE WELL QUALIFIED AND RECOMMENDS THAT THE STOCKHOLDERS VOTE <u>FOR</u> RATIFICATION. PROXIES SOLICITED BY THIS PROXY STATEMENT WILL BE VOTED <u>FOR</u> THE PROPOSAL UNLESS A VOTE AGAINST THE PROPOSAL OR ABSTENTION IS SPECIFICALLY INDICATED.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's executive officers and Directors, and persons who own more than 10 percent of a registered class of the Company's equity securities, to file initial statements of beneficial ownership (Form 3) and statements of changes in beneficial ownership (Forms 4 and 5) of Common Stock of the Company with the SEC. Executive officers, Directors and greater than 10-percent stockholders are required to furnish the Company with copies of all such forms they file.

To the Company's knowledge, based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no additional forms were required, all filing requirements applicable to its executive officers, Directors and greater than 10-percent stockholders were complied with.

OTHER MATTERS

The Company does not intend to present any other business for action at the Meeting and does not know of any other business intended to be presented by others. If any matters other than the matters described in the Notice of Annual Meeting of Stockholders and this Proxy Statement should be presented for stockholder action at the Meeting, it is the intention of the persons designated in the proxy to vote thereon according to their best judgment.

Proxy Solicitation. Solicitation may be made personally, by telephone, by telegraph or by mail by officers and employees of the Company who will not be additionally compensated for any such services. In addition, the Company has retained MacKenzie Partners, Inc. to assist with the solicitation of proxies for a fee not to exceed $30,000, plus reimbursement for out-of-pocket expenses. The Company will request persons such as brokers, nominees and fiduciaries holding stock in their names for others, or holding stock for others who have the right to give voting instructions, to forward proxy materials to their principals and request authority for the execution of the proxy. The Company will reimburse such persons for their expenses in so doing. The Company is bearing all costs of this solicitation.

Financial and Other Information. The Company's Annual Report for the fiscal year ended February 2, 2008, including financial statements, is being sent to stockholders together with this Proxy Statement.

Stockholder Proposals. Proposals of stockholders intended to be included in the proxy materials for the annual meeting of stockholders to be held in 2009 must be received by the Company's Corporate Secretary, at Barnes & Noble, Inc., 122 Fifth Avenue, New York, New York 10011, no later than December 25, 2008.

In addition, the Company's Bylaws provide that, in order for a stockholder to propose business for consideration at such meeting, such stockholder must give written notice to the Corporate Secretary of the Company not less than 30 days nor more than 60 days prior to the meeting; provided, however, that in the event that less than 40 days notice or prior public disclosure of the date of the meeting is given to stockholders, notice by the stockholder must be given not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. Such notice must contain the proposing stockholder's record name and address, and the class and number of shares of the Company which are beneficially owned by such stockholder. Such notice must also contain: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, and (ii) any material interest of the proposing stockholder in such business.

STOCKHOLDERS ARE URGED TO FORWARD THEIR PROXIES WITHOUT DELAY. A PROMPT RESPONSE WILL BE GREATLY APPRECIATED.

By Order of the Board of Directors

LEONARD RIGGIO
Chairman
April 24, 2008

☒ Votes must be indicated (x) in Black or Blue ink.

Please Mark, Sign, Date and Return this Proxy Card Promptly Using the Enclosed Envelope.

Please Mark Here for Address Change or Comments SEE REVERSE

1. ELECTION OF DIRECTORS

Nominees:	FOR all nominees	WITHHOLD AUTHORITY to vote for all nominees	*EXCEPTIONS
01 Stephen Riggio 02 George Campbell Jr. 03 Margaret T. Monaco 04 William F. Reilly	☐	☐	☐

(INSTRUCTIONS: To withhold authority to vote for any individual nominee, mark the "Exceptions" box and write that nominee's name in the space provided below.)

*Exceptions

2. RATIFICATION OF THE APPOINTMENT OF BDO SEIDMAN, LLP, as the independent certified public accountants of the Company for the fiscal year ending January 31, 2009.	FOR	AGAINST	ABSTAIN
	☐	☐	☐

Signature ______________________ Signature ______________________

Date ____________

Please sign exactly as name appears to the left. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

▲ FOLD AND DETACH HERE ▲

WE ENCOURAGE YOU TO TAKE ADVANTAGE OF INTERNET OR TELEPHONE VOTING, BOTH ARE AVAILABLE 24 HOURS A DAY, 7 DAYS A WEEK.

Internet and telephone voting is available through 11:59 PM Eastern Time the day prior to annual meeting day.

Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

INTERNET		TELEPHONE
http://www.eproxy.com/bks		1-866-580-9477
Use the Internet to vote your proxy. Have your proxy card in hand when you access the web site.	OR	Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call.

If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card.
To vote by mail, mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.

Choose **MLink**℠ for fast, easy and secure 24/7 online access to your future proxy materials, investment plan statements, tax documents and more. Simply log on to **Investor ServiceDirect®** at www.bnymellon.com/shareowner/isd where step-by-step instructions will prompt you through enrollment.

Barnes & Noble, Inc.'s Annual Report is available at www.barnesandnobleinc.com/annualreport and the Proxy Statement is available at www.barnesandnobleinc.com/proxystatement

BARNES & NOBLE, INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Leonard Riggio and Stephen Riggio, and each of them, as his true and lawful Agents and Proxies, with full power of substitution in each, and hereby authorizes them to represent and to vote, as designated on the reverse side hereof, all the shares of common stock of Barnes & Noble, Inc. held of record by the undersigned on April 16, 2008, at the Annual Meeting of Stockholders to be held on June 3, 2008, and any adjournments or postponements thereof, with the same effect as if the undersigned were present and voting such shares, on all matters as further described in the accompanying Proxy Statement.

The undersigned acknowledges receipt of the Notice of Annual Meeting of Stockholders and the accompanying Proxy Statement.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE SPECIFICATIONS MADE. IF THIS PROXY IS EXECUTED BUT NO SPECIFICATION IS MADE, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED "FOR" EACH OF THE BOARD OF DIRECTORS' NOMINEES AND "FOR" PROPOSAL 2. THE PROXIES, IN THEIR DISCRETION, ARE AUTHORIZED TO VOTE UPON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING.

By executing this proxy, the undersigned hereby revokes all prior proxies.

(Continued, and to be signed and dated on the reverse side.)

Address Change/Comments (Mark the corresponding box on the reverse side)

▲ **FOLD AND DETACH HERE** ▲

You can now access your BARNES & NOBLE, INC. *account online.*

Access your Barnes & Noble, Inc. shareholder account online via Investor ServiceDirect® (ISD).

The transfer agent for Barnes & Noble, Inc. now makes it easy and convenient to get current information on your shareholder account.

- View account status
- View certificate history
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- Make address changes
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- Establish/change your PIN

Visit us on the web at http://www.bnymellon.com/shareowner/isd

For Technical Assistance Call 1-877-978-7778 between 9am-7pm Monday-Friday Eastern Time

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

June 3, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Barnes & Noble, Inc.
Incoming letter dated May 30, 2008

The proposal relates to certain investments.

There appears to be some basis for your view that Barnes & Noble may exclude the proposal under rule 14a-8(e)(2) because Barnes & Noble received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Barnes & Noble omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that Barnes & Noble did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it filed definitive proxy materials as required by rule 14a-8(j)(i). Noting the circumstances of the delay, we grant Barnes & Noble's request that the 80-day requirement be waived.

Sincerely,



William A. Hines
Special Counsel

END